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Gregory S. Rowland

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4930 tel 212 701 5930 fax gregory.rowland@davispolk.com

December 17, 2010

Re:	Avenue Income Credit Strategies Fund Registration Statement on Form N-2 File Numbers 333-170030; 811-22485

Richard Pfordte, Esq.
Dominic Minore, Esq.
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549

Dear Messrs. Pfordte and Minore:

In order to facilitate your review of the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) by Avenue Income Credit Strategies Fund (the “Fund”), I have submitted the following as correspondence with this letter:

1.
A revised draft of the proposed Pre-Effective Amendment No. 1 to the Registration Statement, along with a copy marked to show the changes from the version submitted to you as correspondence on Monday, December 13, 2010.

2.	Copies of the following documents that will be filed as exhibits to the Registration Statement with Pre-Effective Amendment No. 1:

a.	The Fund’s Amended and Restated Agreement and Declaration of Trust;

b.	The Fund’s By-Laws;

c.	Terms and Conditions of the Fund’s Dividend Reinvestment Plan;

d.	Form of Advisory Agreement;

e.	Form of Subadvisory Agreement;

f.	Master Custodian and Fund Accounting Services Agreement;

g.	Transfer Agency and Service Agreement;

Richard Pfordte, Esq. Dominic Minore, Esq.	2	December 17, 2010

h.	Administration Agreement;

i.	Form of Distribution Agreement with TS Capital, LLC and ABAX Brokerage Services, Inc.;

j.	Subscription Agreement; and

k.	Code of Ethics of the Fund, the Adviser and the Subadviser.

Thank you very much for your assistance with this matter.  Please do not hesitate to contact me or Nora Jordan (212-450-4684) if you have any questions.

Very truly yours, /s/ Gregory S. Rowland Gregory S. Rowland, Esq.

Exhibit (a)(2)

AMENDED AND RESTATED

AGREEMENT AND DECLARATION OF TRUST

OF

AVENUE INCOME CREDIT STRATEGIES FUND

December 9, 2010

i

ii

iii

AMENDED AND RESTATED

AGREEMENT AND DECLARATION OF TRUST

OF

AVENUE INCOME CREDIT STRATEGIES FUND

This AMENDED AND RESTATED AGREEMENT AND DECLARATION OF TRUST, made at this 9 day of December, 2010, by the Trustees hereunder, and by the holders of shares of beneficial interest issued hereunder as herein after provided.

WITNESSETH THAT:

WHEREAS, the Trustees desire to continue the Trust and to amend and restate the original Declaration of Trust, dated October 12, 2010, in its entirety;

WHEREAS, this Trust has been formed to carry on business as set forth more particularly hereinafter;

WHEREAS, this Trust is authorized to issue an unlimited number of its shares of beneficial interest all in accordance with the provisions hereinafter set forth;

WHEREAS, the Trustees have agreed to manage all property coming into their hands as Trustees of a Delaware statutory trust in accordance with the provisions hereinafter set forth; and

WHEREAS, the parties hereto intend that the Trust shall constitute a statutory trust under the Delaware Statutory Trust Act and that this Declaration and the By-Laws shall together constitute the governing instrument of such statutory trust.

NOW, THEREFORE, the Trustees hereby declare that they will hold all cash, securities, and other assets which they from time to time acquire in any manner as Trustees hereunder IN TRUST to manage and dispose of the same upon the following terms and conditions for the benefit of the holders from time to time of shares of beneficial interest in this Trust as hereinafter set forth.

ARTICLE 1
The Trust

Section 1.01.  Name.  The name of the Trust shall be “Avenue Income Credit Strategies Fund” and the Trustees shall conduct the business of the Trust under that name or any other name or names as they may from time to time determine.  Any name change shall become effective upon the execution by a Majority of the Trustees of an instrument setting forth the new name and the filing of a certificate of amendment pursuant to Section 3810(b) of the Delaware Statutory Trust Statute.  Any such instrument shall not require the approval of the Shareholders, but shall have the status of an amendment to this Declaration.

Section 1.02.  Resident Agent.  The Trust shall maintain a resident agent in the State of Delaware, which agent shall initially be The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.  The Trustees may designate a successor resident agent, provided, however, that such appointment shall not become effective until written notice is filed with the office of the Secretary of the State of Delaware.

Section 1.03.  Nature of Trust.  The Trust shall be a trust with transferable shares under the laws of the State of Delaware, of the type defined in the Delaware Statutory Trust Statute as a statutory trust.  The Trust is not intended to be, shall not be deemed to be, and shall not be treated as, a general partnership, limited partnership, joint stock association, corporation, bailment or any form of legal relationship other than a Delaware statutory trust.  The Shareholders shall be beneficiaries and their relationship to the Trust and the Trustees shall be solely in that capacity in accordance with the rights conferred upon them hereunder and under the Delaware Statutory Trust Statute.

Section 1.04.  Definitions.  As used in this Declaration of Trust, the following terms shall have the meanings set forth below unless the context thereof otherwise requires:

“1940 Act” shall mean the provisions of the Investment Company Act of 1940 and the rules and regulations thereunder, both as amended from time to time, and any order or orders thereunder which may from time to time be applicable to the Trust.

“Accounting Agent” shall have the meaning designated in Section 5.01(g) hereof.

“Administrator” shall have the meaning designated in Section 5.01(b) hereof.

“Affiliated Person” shall mean a Person who, with respect to another Person, is an “affiliated person” of such other Person, as defined in the 1940 Act.

“By-Laws” shall mean the By-Laws of the Trust, as amended from time to time.

“Cause” shall mean, with respect to a Trustee:

(a)           any material act of dishonesty constituting a felony, of which such Trustee is convicted or to which he or she pleads guilty or nolo contendere; or

(b)           a good faith determination by the Board of Trustees, at or after a meeting held for the purpose of making such determination, that the Trustee, other than on account of disability (i.e., incapacity due to physical or mental illness), willfully and continually fails to substantially perform his or her duties under this Declaration of Trust, the By-Laws, the 1940 Act or the Delaware Statutory Trust Statute, provided that such determination shall have been made by the Board of Trustees only after (i) the Trustee has been given notice of such Trustee’s breach and has been given reasonable opportunity to cure such breach, and (ii) the Trustee, upon reasonable notice, has been provided an opportunity to be heard, together with his or her counsel, before the Board of Trustees.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Common Shareholder” shall mean a record owner of outstanding Common Shares.

“Common Shares” shall mean the common shares of beneficial interest in the Trust as described in Section 6.01 hereof and includes fractions of Common Shares as well as whole Common Shares.

“Contracting Party” shall have the meaning designated in Section 5.01 hereof.

“Conversion Date” shall mean with respect to Shares of any class or series that are convertible automatically into Shares of any other class or series, the date fixed by the Trustees for such conversion.

“Covered Person” shall have the meaning designated in Section 8.03 hereof.

“Custodian” shall have the meaning designated in Section 5.01(d) hereof.

“Declaration” and “Declaration of Trust” shall mean this Amended and Restated Agreement and Declaration of Trust and all amendments or modifications thereof as from time to time in effect.  This Declaration of Trust, together with the By-Laws, is the “governing instrument” of the Trust within the meaning of the laws of the State of Delaware with respect to Delaware statutory trusts.  References in this Declaration of Trust to “hereof”, “herein” and “hereunder” shall be deemed to refer to the Declaration of Trust generally, and shall not be limited to the particular text, Article or Section in which such words appear.

“Delaware General Corporation Law” means the Delaware General Corporation Law, 8 Del. C. § 100, et seq., as amended from time to time.

“Delaware Statutory Trust Statute” shall mean the provisions of the Delaware Statutory Trust Act, 12 Del. C. § 3801, et seq., as amended from time to time.

“Disabling Conduct” shall have the meaning designated in Section 8.03 hereof.

“Distributor” shall have the meaning designated in Section 5.01(c) hereof.

“Dividend Disbursing Agent” shall have the meaning designated in Section 5.01(e) hereof.

“Fundamental Policies” shall mean the investment policies and restrictions as set forth from time to time in any Prospectus or contained in any current Registration Statement on Form N-2 of the Trust filed with the Commission and designated as fundamental policies therein, as they may be amended from time to time in accordance with the requirements of the 1940 Act.

“Initial Trustees” shall have the meaning defined in Section 4.01(a) hereof.

“Interested Person” shall mean a Person who, with respect to another Person, is an “interested person,” as defined in the 1940 Act.

“Investment Adviser” shall have the meaning defined in Section 5.01(a) hereof.

“Majority of the Trustees” shall mean a majority of the Trustees in office at the time in question.  At any time at which there shall be only one (1) Trustee in office, such term shall mean such Trustee.

“Person” shall mean and include individuals, as well as corporations, limited partnerships, general partnerships, joint stock companies, joint ventures, associations, banks, trust companies, land trusts, business trusts, statutory trusts, common law trusts or other organizations or fiduciary relationships established under the laws of any jurisdiction, whether or not considered to be legal entities, and governments and agencies and political subdivisions thereof.

“Preferred Shares” shall mean the preferred shares of beneficial interest in the Trust as described in Section 6.01(b) hereof and includes fractions of Preferred Shares as well as whole Preferred Shares.

“Principal Underwriter” shall have the meaning designated in Section 5.01(c) hereof.

“Prospectus” shall mean the Prospectus and Statement of Additional Information in respect of the Common Shares of the Trust as in effect from time to time under the Securities Act.

“Registration Statement” means the Registration Statement of the Trust under the Securities Act of 1933 as such Registration Statement may be amended and filed with the Commission from time to time.

“Required Shareholder Vote” as used:

(a)           with respect to the election of any Trustee at a meeting of Shareholders, shall mean the vote for the election of such Trustee by a plurality of the votes cast by Shares represented in person or by proxy at the meeting and entitled to vote thereon, without regard to class or series, provided that a quorum (as determined in accordance with Section 7.05) is present (in person or by proxy) at such meeting;

(b)           with respect to (i) any action that, under the 1940 Act, requires the affirmative vote of “a majority of the outstanding voting securities,” as such quoted phrase is defined in the 1940 Act, or (ii) any amendment to this Declaration of Trust that makes any class or series of Shares a “redeemable security,” as such term is defined in the 1940 Act, shall mean the lesser of (x) sixty-seven percent (67%) or more of the Shares present at a meeting of Shareholders, if the holders of more than fifty percent (50%) of the outstanding Shares are present or represented by proxy, or (y) more than fifty percent (50%) of the outstanding Shares; provided that, with respect to any action contemplated by clause (b)(ii) hereof, the approval of a Majority of the Trustees shall be also be required;

(c)           with respect to (i) any amendment to, repeal of or adoption of any provision inconsistent with Section 4.01(c) of this Declaration of Trust regarding the Trustees, or (ii) any amendment to this Declaration of Trust that reduces the vote required by this clause (c), shall mean the affirmative vote of three-fourths of the outstanding Shares of each class or series (in either case, voting together unless otherwise entitled to vote as a separate class or series) entitled to be cast, unless such action has been approved by a two-thirds majority of the Trustees; and

(d)           with respect to any other action required or permitted to be taken by the Shareholders, shall mean (i) if such action is to be taken at a meeting of the Shareholders, the vote of a majority of the Shares represented in person or by proxy and entitled to vote on such action at such meeting, provided that a quorum (as determined in accordance with Section 7.05) is present (in person or by proxy), or (ii) if such action is to be taken by written consent of Shareholders, the written consent of Shareholders representing, in the aggregate, a majority of all Shares issued and outstanding and entitled to vote on such action.

“Securities” shall have the same meaning ascribed to that term in the Securities Act.

“Securities Act” shall mean the Securities Act of 1933 and the rules and regulations thereunder, both as amended from time to time.

“Shareholder” shall mean, as of any particular time, any Person shown of record at such time on the books of the Trust as a holder of outstanding Shares of any class or series, and shall include a pledgee into whose name any such Shares are transferred in pledge.

“Shareholder Servicing Agent” shall have the meaning designated in Section 5.01(f) hereof.

“Shares” shall mean the transferable units into which the beneficial interest in the Trust shall be divided from time to time, and includes fractions of Shares as well as whole Shares.  “Shares” includes any Common Shares of the Trust as well as any Preferred Shares or any preferred units of beneficial interest which may be issued from time to time, as described herein.  All references to Shares shall be deemed to be Shares of any or all series or classes as the context may require.

“Transfer Agent” shall have the meaning defined in Section 5.01(e) hereof.

“Trust” shall mean the trust named in Section 1.01 hereof.

“Trust Property” shall mean, as of any particular time, any and all property which shall have been transferred, conveyed or paid to the Trust or the Trustees in such capacity, and all interest, dividends, income, earnings, profits and gains therefrom, and proceeds thereof, including any proceeds derived from the sale, exchange or liquidation thereof, and any funds or payments derived from any reinvestment of such proceeds in whatever form the same may be, and which at such time is owned or held by, or for the account of, the Trust or the Trustees in such capacity.

“Trustees” shall mean, collectively, the Initial Trustees, so long as such individuals shall continue in office, and all other individuals who at the time in question have been duly elected or appointed as Trustees of the Trust in accordance with the provisions hereof and who have qualified and are then in office.  At any time at which there shall be only one (1) Trustee in office, such term shall mean such single Trustee.

ARTICLE 2
Purpose of the Trust

The purpose of the Trust is to conduct, operate and carry on the business of a closed-end management investment company registered under the 1940 Act.  In furtherance of the foregoing, it shall be the purpose of the Trust to do everything necessary, suitable, convenient or proper for the conduct, promotion and attainment of any businesses and purposes which at any time may be incidental or may appear conducive or expedient for the accomplishment of the business of a closed-end management investment company registered under the 1940 Act and which may be engaged in or carried on by a trust organized under the Delaware Statutory Trust Statute, and in connection therewith the Trust shall have the power and authority to engage in the foregoing and may exercise all of the powers conferred by the laws of the State of Delaware upon a Delaware statutory trust. To the fullest extent permitted by law, the Trustees shall not be limited by any law limiting the investments which may be made by fiduciaries.

ARTICLE 3
Powers of the Trustees

Section 3.01.  Powers in General. (a)  The Trustees shall have, without other or further authorization, exclusive power, control and authority over and management of the business of the Trust and the Trust Property and with such powers of delegation as may be permitted by this Declaration, subject only to such limitations as may be expressly imposed by this Declaration of Trust or by applicable law. The Trustees shall owe to the Trust and its Shareholders the same fiduciary duties (and only such fiduciary duties) as are owed by directors of corporations to such corporations and their stockholders under the Delaware General Corporation Law.  The enumeration of any specific power or authority herein shall not be construed as limiting the aforesaid power or authority or any specific power or authority. Without limiting the foregoing, and subject to the

Fundamental Policies and the requirements of the 1940 Act, the Trustees shall have the power to:

(i)       select, and from time to time change, the fiscal year of the Trust;

(ii)      adopt and use a seal for the Trust, provided that unless otherwise required by the Trustees, it shall not be necessary to place the seal upon, and its absence shall not impair the validity of, any document, instrument or other paper executed and delivered by or on behalf of the Trust;

(iii)     elect and remove such officers, appoint and terminate such agents and consultants, and hire and terminate such employees, as they consider appropriate;

(iv)     appoint from their own number, and terminate, any one or more committees consisting of one or more Trustees, including without implied limitation an executive committee, which may, when the Trustees are not in session and subject to the 1940 Act, exercise some or all of the power and authority of the Trustees as the Trustees may determine;

(v)      employ, in accordance with Section 5.01, one or more Investment Advisers, Administrators and Custodians, and authorize any such service provider to employ one or more other service providers and to deposit all or any part of the property of the Trust in a system or systems for the central handling of Securities and other assets of the Trust;

(vi)     retain any Transfer Agents, Dividend Disbursing Agents, Accounting Agents or Shareholder Servicing Agents;

(vii)    provide for the distribution of Shares by the Trust through one or more Distributors, Principal Underwriters or other persons;

(viii)   set record dates or times for the determination of the Shareholders entitled to participate in, benefit from or act with respect to various matters;

(ix)     delegate generally to any officer of the Trust, any committee of the Trustees or any employee, Investment Adviser, Administrator, Distributor, Custodian, Transfer Agent, Dividend Disbursing Agent, or any other agent or consultant of the Trust or any other Person, such authority, powers, functions and duties as the Trustees consider appropriate for the conduct of the business and affairs of the Trust, including without implied limitation the power and authority to act in the name of the Trust and of the Trustees, to sign documents and to act as attorney-in-fact for the Trustees.

(b)      Without limiting the authority granted to the Trustees pursuant to Section 3.01(a), to the extent not prohibited by the 1940 Act or other applicable law, the Trustees shall have power and authority to:

(i)      subscribe for, invest in, reinvest in, purchase or otherwise acquire, hold, pledge, sell, assign, transfer, exchange, distribute and otherwise deal in or dispose of any and all sorts of property, tangible or intangible, including but not limited to (x) Securities issued by any issuer of any type whatsoever, whether equity or nonequity, (y) evidences of indebtedness of any person and (z) any other rights, interest, instruments, obligations or property of any sort;

(ii)      exercise any and all rights, powers and privileges of ownership or interest in respect of any and all such investments of every kind and description, including without limitation the right to consent and otherwise act with respect thereto, with power to designate one or more Persons to exercise any of said rights, powers and privileges in respect of any of said investments;

(iii)      lend, sell, exchange, mortgage, pledge, hypothecate, grant security interests in, encumber, negotiate, convey, transfer or otherwise dispose of, and trade in, any and all of the Trust Property, free and clear of all trusts, for cash or on terms, with or without advertisement, and on such terms as to payment, security or otherwise, all as the Trustees shall deem appropriate;

(iv)     vote or give assent, or exercise any and all other rights, powers and privileges of ownership with respect to, and to perform any and all duties and obligations as owners of, any Securities or other property forming part of the Trust Property, the same as any individual might do;

(v)      exercise powers and rights of subscription or otherwise which in any manner arise out of ownership of Securities or other assets, and

(vi)     receive powers of attorney from, and execute and deliver proxies or powers of attorney to, any Persons, and receive from or grant to such Persons such power and discretion with relation to Securities or other assets of the Trust, all as the Trustees shall deem appropriate;

(vii)    hold any Security or other property in a form not indicating any trust, whether in bearer, unregistered or other negotiable form (except that the Trustees shall not cause the Trust to hold any debt instrument in bearer form if such debt instrument is a “registration required obligation” within the meaning of the Internal Revenue Code of 1986, as amended), or in the name of the Trustees or of the Trust, or in the name of a Custodian, subcustodian or other nominee, or otherwise, upon such terms, in such manner and with such powers as the Trustees may determine, and with or without indicating any trust or the interest of the Trustees therein;

(viii)   consent to or participate in any plan for the reorganization, consolidation or merger of any entity or issuer, any Security or other instrument of which is or was held in the Trust, and consent to any contract, lease, mortgage, purchase or sale of property by such entity or issuer, and pay calls or subscriptions with respect to any Security or other instrument forming part of the Trust Property;

(ix)      join with other holders of any Securities or other instruments in acting through a committee, depository, voting trustee or otherwise, and in that connection deposit any Security or other instrument with, or transfer any Security or other instrument to, any such committee, depository or trustee, and delegate to them such power and authority with relation to any Security or other instrument (whether or not so deposited or transferred) as the Trustees shall deem appropriate, and agree to pay, and to pay, such portion of the expenses and compensation of such committee, depository or trustee as the Trustees shall deem appropriate;

(x)      enter into, make and perform all such obligations, contracts, agreements and undertakings of every kind and description, with any Persons, as the Trustees shall in their discretion deem appropriate in the conduct of the business of the Trust, for such terms as they shall see fit, whether or not extending beyond the term of office of the Trustees, or beyond the possible expiration of the Trust; amend, extend, release or cancel any such obligations, contracts, agreements or understandings; and execute, acknowledge, deliver and record all written instruments which the Trustees may deem appropriate in the exercise of their powers;

(xi)      endorse or guarantee the payment of any notes or other obligations of any Person; make contracts of guaranty or suretyship, or otherwise assume liability for payment thereof; and mortgage and pledge the Trust Property or any part thereof to secure any of or all such obligations;

(xii)     enter into joint ventures, general or limited partnerships and any other combinations or associations;

(xiii)    purchase and pay for entirely out of Trust Property such insurance as they may deem appropriate for the conduct of the business, including, without limitation, insurance policies insuring the assets of the Trust and payment of distributions and principal on its portfolio investments, and insurance policies insuring the Shareholders, Trustees, officers, employees, agents, consultants, Investment Advisers, managers, Administrators, Distributors, Principal Underwriters, or other independent contractors, or any thereof (or any Person connected therewith), of the Trust, individually or collectively, against any claims and liabilities of any nature arising by reason of holding, being or having held any such office or position, or by reason of any action alleged to have been taken or omitted by any such Person in any such capacity, whether or not constituting negligence or other standard of conduct and whether or not the Trust would have the power to indemnify such Person against such liability;

(xiv)    pay pensions for faithful service, as deemed appropriate by the Trustees, and adopt, establish and carry out pension, profit sharing, share bonus, share purchase, savings, thrift, deferred compensation and other retirement, incentive and benefit plans, trusts and provisions, including the purchasing of life insurance and annuity contracts as a means of providing such retirement and other benefits, for any or all of the Trustees, officers, employees and agents of the Trust;

(xv)     collect, sue for and receive all sums of money coming due to the Trust, employ counsel, and commence, engage in, prosecute, intervene in, join, defend, compound, compromise, adjust or abandon, in the name of the Trust, any and all actions, suits, proceedings, disputes, claims, controversies, demands or other litigation or legal proceedings relating to the Trust, the business of the Trust, the Trust Property, or the Trustees, officers, employees, agents and other independent contractors of the Trust, in their capacity as such, at law or in equity, or before any other bodies or tribunals; and compromise, arbitrate or otherwise adjust any dispute to which the Trust may be a party, whether or not any suit is commenced or any claim shall have been made or asserted (and, except to the extent required by applicable law for a Delaware statutory trust as modified by the terms of this Declaration and the By-Laws, the Shareholders shall have no power to vote as to whether or not a court action, legal proceeding or claim should or should not be brought or maintained derivatively or as a class action on behalf of the Trust or the Shareholders);

(xvi)    authorize, issue, sell, repurchase, redeem, retire, cancel, acquire, hold, resell, reissue, dispose of, transfer, list on a securities exchange or market, and otherwise deal in Shares;

(xvii)   maintain one or more offices, and carry on all or any of the operations and business of the Trust, in any of the States, Districts or Territories of the United States, and in any and all foreign countries, subject to the laws of such State, District, Territory or country;

(xviii)   incur and pay out of Trust Property any and all such expenses and charges as they may deem appropriate (including without limitation appropriate fees to themselves as Trustees), and pay all such sums of money for which the Trust may be held liable by way of damages, penalty, fine or otherwise;

(xix)     retain and employ any and all such agents, employees, officers, attorneys, brokers, Investment Advisers, accountants, architects, engineers, builders, escrow agents, depositories, consultants, ancillary trustees, custodians, agents for collection, insurers, banks and service providers as the Trustees deem appropriate for the business of the Trust, and fix and pay their compensation and define their duties;

(xx)     determine, and from time to time change, the method or form in which the accounts of the Trust shall be kept;

(xxi)    determine from time to time, subject to the requirements of the 1940 Act, the value of all or any part of the Trust Property and of any services, Securities, property or other consideration to be furnished to or acquired by the Trust, and from time to time revalue all or any part of the Trust Property in accordance with such appraisals or other information as the Trustees, in their sole judgment, deem appropriate;

(xxii)    indemnify or enter into agreements with respect to indemnification with any Person (including the Trustees and any officers of the Trust) with whom the Trust has dealings, including, without limitation, any independent contractor, to such extent as the Trustees shall determine (and such power and authority shall be in addition to, and not subject to the standards and restrictions of, the indemnification provided for in Article 8 hereof); and

(xxiii)   do all such other acts and things and conduct, operate, carry on and engage in such other lawful activities as the Trustees shall in their sole and absolute discretion consider to be necessary, advisable or incidental to the business of the Trust, and exercise all powers which the Trustees shall in their sole and absolute discretion consider necessary, useful or appropriate to carry on the business of the Trust, and promote any of the purposes for which the Trust is formed, whether or not such things are specifically mentioned herein, in order to protect or promote the interests of the Trust, or otherwise to carry out the provisions of this Declaration.

Section 3.02.  Borrowings; Financings; Issuance of Securities.  The Trustees have power, subject to the Fundamental Policies in effect from time to time with respect to the Trust, to borrow or in any other manner raise such sum or sums of money, or otherwise obtain credit or utilize leverage to the maximum extent permitted by law or regulation and to incur such other indebtedness for goods or services, or for or in connection with the purchase or other acquisition of property, as the Trustees shall deem appropriate for the purposes of the Trust, in any manner and on any terms, and to evidence the same by negotiable or nonnegotiable Securities or other instruments which may mature at any time or times, even beyond the possible date of termination of the Trust; to issue Securities or other instruments of any type for such cash, property, services or other considerations, and at such time or times and upon such terms, as the Trustees may deem appropriate; and to reacquire any such Securities.  Any such Securities or other instruments may, at the discretion of the Trustees, have rights and powers senior or subordinated to the rights and powers of Shares (or any class or series of Shares), be made convertible into Shares of any class or series, or may evidence the right to purchase, subscribe for or otherwise acquire Shares of any class or series, at such times and on such terms as the Trustees may prescribe, subject in all cases to the requirements of the 1940 Act.

Section 3.03.  Deposits.  Subject to the requirements of the 1940 Act, the Trustees shall have power to deposit any moneys or Securities included in the Trust Property with any one or more banks, trust companies or other banking institutions, whether or not such deposits will draw interest.  Such deposits are to be subject to withdrawal in such manner as the Trustees may determine, and the Trustees shall have no responsibility for any loss which may occur by reason of the failure of the bank, trust company or other banking institution with which any such moneys or Securities have been deposited, except as provided in Section 8.02 hereof.

Section 3.04.  Allocations.  The Trustees shall have power to determine whether moneys or other assets received by the Trust shall be charged or credited to income or capital, or allocated between income and capital, including the power to amortize or not to amortize any part or all of any premium or discount, to treat any part or all of the profit resulting from the maturity or sale of any asset, whether purchased at a premium or at a discount, as income or capital, or to apportion the same between income and capital, to apportion the sale price of any asset between income and capital, and to determine in what manner any expenses or disbursements are to be borne as between income and capital, whether or not in the absence of the power and authority conferred by this Section 3.04 such assets would be regarded as income or as capital or such expense or disbursement would be charged to income or to capital; to treat any dividend or other distribution on any investment as income or capital, or to apportion the same between income and capital, and to provide or not to provide for reserves, including reserves for depreciation, amortization or obsolescence in respect of any Trust Property in such amounts and by such methods as they shall determine, all as the Trustees may deem appropriate.

Section 3.05.  Further Powers: Limitations.  The Trustees shall have power to do all such other matters and things, and to execute all such instruments, as they deem necessary, appropriate or desirable in order to carry out, promote or advance the interests of the Trust, whether or not such matters or things are herein specifically mentioned.  In construing the provisions of this Declaration of Trust, the presumption shall be in favor of a grant of power to the Trustees.  The Trustees shall not be required to obtain any court order to deal with the Trust Property.  The Trustees may limit their right to exercise any of their powers through express restrictive provisions in the instruments evidencing or providing the terms for any Securities of the Trust or in other contractual instruments adopted on behalf of the Trust.

ARTICLE 4
Trustees and Officers

Section 4.01.  Number, Designation, Election, Term, etc.

(a)      Initial Trustees. Upon their execution of this Declaration of Trust or a counterpart hereof or some other writing in which they accept such Trusteeship and agree to the provisions hereof, the individuals whose signatures are affixed hereto as Initial Trustees shall become the Initial Trustees hereof.

(b)      Number. The Trustees serving as such, whether named above or hereafter becoming Trustees, may increase (to not more than fifteen (15)) or decrease the number of Trustees (to a number greater than zero) by a written instrument signed by a Majority of the Trustees (or by an officer of the Trust pursuant to the vote of a Majority of the Trustees).  No decrease in the number of Trustees shall have the effect of removing any Trustee from office prior to the expiration of his term, but the number of Trustees may be decreased in conjunction with the removal of a Trustee pursuant to subsection (f) of this Section 4.01.

(c)      Election and Term.  The Trustees shall be divided into three classes, designated Class I, Class II and Class III.  The number of Trustees in each class shall be as nearly equal as practicable, as set forth on the signature page hereto and hereafter as determined from time to time by resolution of the Trustees.  The term of office of Class I Trustees shall expire on the date of the first annual meeting of Shareholders or special meeting in lieu thereof following the effective date of the Registration Statement relating to the initial public offering of the Common Shares under the Securities Act.  The term of office of Class II Trustees shall expire on the date of the second annual meeting of Shareholders or special meeting in lieu thereof following the effective date of the Registration Statement relating to the initial public offering of the Common Shares under the Securities Act.  The term of office of Class III Trustees shall expire on the date of the third annual meeting of Shareholders or special meeting in lieu thereof following the effective date of the Registration Statement relating to the initial public offering of the Common Shares under the Securities Act.  The classes to which the Initial Trustees have been assigned are set forth on the signature page hereto.  Upon expiration of the term of office of each class as set forth above, the Trustees of such class shall thereafter be elected for three year terms, which terms shall expire on the date of the third annual meeting of Shareholders, or special meeting in lieu thereof, after the date of the election of such class of Trustees.  The Trustees shall be elected by the Required Shareholder Vote at an annual meeting of the Shareholders or special meeting in lieu thereof called for that purpose, except as provided in Section 4.01(d) and Section 4.01(g).  No person shall be qualified to stand for election or appointment as a Trustee if such person has already reached the age of 72 at the time of such election or appointment, except as may otherwise be provided in the By-Laws.

(d)      Notwithstanding the provisions of Section 4.01(c) and for so long as required by the 1940 Act, and except as provided in the next sentence, at any time the Trust has issued Preferred Shares, Preferred Shareholders owning of record a plurality of the Preferred Shares voting as a class at an annual meeting of the Shareholders or at a special meeting in lieu thereof called for such purpose, shall be entitled to elect at least two (2) Trustees.  In addition, Preferred Shareholders owning of record a plurality of the Preferred Shares voting as a class shall be entitled to elect at least a majority of the Trustees (with the number of Trustees increased appropriately to the extent necessary to effectuate such rights), if (i) at any time the dividends on the Preferred Shares shall be unpaid in an amount equal to two (2) full years of dividends on the Preferred Shares, with such representation to continue until all dividends in arrears shall have been paid or otherwise provided for.  Subject to Section 16(a) of the 1940 Act and to the preceding sentence of this subsection (d) and to any requirements specified in the By-Laws (as the same may be amended by the Trustees from time to time), the Trustees shall have the power to set and alter the terms of office of the Trustees, and at any time to lengthen or shorten their own terms or to make their terms of unlimited duration, to elect their own successors and, pursuant to subsection (g) of this Section 4.01, to appoint Trustees to fill vacancies; provided that Trustees shall be elected by a Required Shareholder Vote at any such time or times as the Trustees shall determine that such action is required under Section 16(a) of the 1940 Act or, if not so required, that such action is appropriate; and further provided that, after the initial election of Trustees by the Shareholders, the term of office of any incumbent Trustee shall continue until the termination of this Trust or such Trustee’s earlier death, resignation, retirement, bankruptcy, adjudicated incompetency or other incapacity or removal, or if not so terminated, until the election of such Trustee’s successor in office has become effective in accordance with Sections 4.01(c) and 4.01(d).

(e)      Resignation and Retirement. Any Trustee may resign or retire as a Trustee, by a written instrument signed by such Trustee and delivered to the other Trustees or to any officer of the Trust, and such resignation or retirement shall take effect upon such delivery or upon such later date as is specified in such instrument.    Each Trustee shall retire from service on the Board of Trustees no later than the end of the calendar year in which such Trustee reaches age 72, except as may otherwise be provided in the By-Laws.

(f)      Removal. Any Trustee may be removed (provided the aggregate number of Trustees after such removal shall not be less than the minimum number required by Section 4.01(b) hereof) for Cause only, and not without Cause, at any time by written instrument signed by at a minimum two-thirds (2/3) of the other Trustees, specifying the date when such removal shall become effective.

(g)      Vacancies.  Subject to the provisions of Section 16(a) of the 1940 Act, any vacancy or anticipated vacancy that arises for any reason, including due to an increase in the number of Trustees, may be filled through the appointment of an individual to fill such vacancy by a written instrument signed by, or by a resolution passed at a duly constituted of the Trustees, by a Majority of the Trustees then in office.  If there shall be no Trustees in office, such vacancy or vacancies shall be filled by the election of one or more Trustees by a Required Shareholder Vote and a special meeting of Shareholders shall be called for the earliest reasonable date (unless an annual meeting of Shareholders is scheduled to occur sooner and such election can be held at such annual meeting).  Notwithstanding the foregoing, if the Shareholders of any class or series of Shares are entitled to separately elect one or more Trustees, any vacancy among the number of Trustees elected by such class or series shall be filled by (i) a written instrument signed by, or by a resolution at a duly constituted meeting of the Trustees passed by, a Majority of the remaining Trustees, elected by the Shareholders of the applicable class or series or (ii) if no Trustee elected by such class or series remains in office, a plurality vote (or such other vote as may otherwise be required) of the Shareholders of the applicable class or series and a special meeting of Shareholders shall be called for the earliest reasonable date (unless an annual meeting of Shareholders is scheduled to occur sooner and such election can be held at such annual meeting).  The appointment or election of a Trustee shall be effective upon the applicable individual’s acceptance of such individual’s appointment as a Trustee, except that any such appointment in anticipation of a vacancy to occur by reason of retirement, resignation or increase in the number of Trustees to be effective at a later date shall become effective only at or after the effective date of said retirement, resignation or increase in the number of Trustees.

(h)      Acceptance of Trust.  Whenever any conditions to the appointment or election of any individual as a Trustee hereunder who was not, immediately prior to such appointment or election, acting as a Trustee shall have been satisfied, such individual shall become a Trustee without any further act.

(i)      Effect of Vacancy.  No vacancy, whether resulting from the death, resignation, retirement, bankruptcy, adjudicated incompetency, incapacity, or removal of any Trustee, an increase in the number of Trustees or otherwise, shall operate to annul or terminate the Trust hereunder or to revoke or terminate any existing agency or contract created or entered into pursuant to the terms of this Declaration of Trust.  Until such vacancy is filled as provided in this Section 4.01, the Trustees in office (if any), regardless of their number, shall have all the powers granted to the Trustees and shall discharge all the duties imposed upon the Trustees by this Declaration.  Upon incapacity or death of any Trustee, his or her legal representative may execute and deliver on his or her behalf such documents as the remaining Trustees shall require in order to effect the purpose of this Section 4.01(i).

(j)      Conveyance.  In the event of the resignation or removal of a Trustee or his otherwise ceasing to be a Trustee, such former Trustee or his legal representative shall, upon request of the remaining Trustees, execute and deliver such documents as may be required for the purpose of consummating or evidencing the conveyance to the Trust or the remaining Trustees of any Trust Property held in such former Trustee’s name, but the execution and delivery of such documents shall not be requisite to the vesting of title to the Trust Property in the Trust or, if applicable, the remaining Trustees.

(k)      No Accounting. Except to the extent required by the 1940 Act or upon his or her removal for Cause, no Person ceasing to be a Trustee (nor the estate of any such Person) shall be required to make an accounting to the Trust or remaining Trustees upon such cessation.

Section 4.02.  Trustees’ Meetings: Participation By Telephone, etc.  Regular and special meetings of the Trustees may be held as provided in the By-Laws and upon such notice as shall be provided in the By-Laws.  Any such meeting may be held within or without the State of Delaware.  The Trustees may act with or without a meeting, and a written consent to any matter, signed by a Majority of the Trustees, shall be equivalent to action duly taken at a meeting of the Trustees, duly constituted.  At any time when there is more than one Trustee, a quorum for all meetings of the Trustees shall be one-third, but not less than two, of the Trustees being present (within or without the State of Delaware).  Except as otherwise provided by the 1940 Act, or by this Declaration of Trust or the By-

Laws, any action to be taken by the Trustees may be taken by a majority of the Trustees present at a meeting of Trustees (a quorum being present).  All or any one or more Trustees may participate in a meeting of the Trustees or any committee thereof by means of conference telephone or other means of communication by means of which all Persons participating in the meeting can hear each other, and participation in a meeting pursuant to such means of communication shall constitute presence in person at such meeting. The minutes of any meeting thus held shall be prepared in the same manner as a meeting at which all participants were present in person.

Section 4.03.  Committees; Delegation.  The Trustees shall have the power, consistent with their continuing exclusive authority over the management of the Trust and the Trust Property, to delegate from time to time to such of their number or to officers, employees or agents of the Trust the doing of such things, including any matters set forth in this Declaration or By-Laws, and the execution of such instruments either in the name of the Trust or the names of the Trustees or otherwise as the Trustees may deem appropriate in their sole discretion.  The Trustees may designate one or more committees which shall have all or such lesser portion of the authority of the entire Board of Trustees as the Trustees shall determine from time to time except to the extent action by the entire Board of Trustees or particular Trustees is required by the 1940 Act.

Section 4.04.  Officers.  The Trustees shall elect such officers or agents who shall have such powers, duties and responsibilities as the Trustees may deem to be appropriate, and as they shall specify by resolution or in the By-Laws.  Any two (2) or more offices may be held by the same individual.  The Trustees may elect a Chairman, and may authorize the Chairman, if any, to appoint such other officers or agents with such powers as the Trustees may deem to be appropriate.  The Chairman, if any, shall be a Trustee.  Any officer elected by the Trustees may be removed at any time with or without cause.   All officers shall owe to the Trust and its Shareholders the same fiduciary duties (and only such fiduciary duties) as are owed by officers of corporations to such corporations and their stockholders under the Delaware General Corporation Law.

Section 4.05.  Compensation of Trustees and Officers.  The Trustees shall fix the compensation of all Trustees and officers.  Without limiting the generality of any of the provisions hereof, the Trustees as such shall be entitled to receive compensation for their general services, and to fix the amount of such compensation, and to pay any one or more (or all) of themselves such compensation for special services, including legal, accounting, or other professional services, as they in good faith may deem reasonable.  No former Trustee or officer (except where a right to receive compensation for a definite future period shall be expressly provided in a written agreement with the Trust, duly approved by the Trustees or a duly authorized committee thereof) shall have any right to any compensation as such Trustee or officer for any period following such Trustee’s or officer’s term of service, whether such compensation be by the month, the year or any other period, or to any damages, in each case regardless of whether such Trustee or officer ceased to be such by reason of resignation, removal, retirement, death, incapacity or any other reason.

Section 4.06.  Ownership of Shares and Securities of the Trust.  Any Trustee, and any officer, employee or agent of the Trust, and any organization in which any such Person is interested, may acquire, own, hold and dispose of Shares of any class or series and other Securities of the Trust for his or her or its individual account, and may exercise all rights of a holder of such Shares or other Securities to the same extent and in the same manner as if such Person were not such a Trustee, officer, employee or agent of the Trust.  The Trust may issue and sell, or cause to be issued and sold, and may purchase any such Shares or other Securities from any such Person or any such organization, subject only to the general limitations, restrictions or other provisions applicable to the sale or purchase of Shares or other Securities of the Trust generally.

Section 4.07.  Principal Transactions.  Except to the extent prohibited by applicable law, the Trustees may, on behalf of the Trust, buy any securities from or sell any securities to, or lend any assets of the Trust to, any Trustee or officer of the Trust or any firm of which any such Trustee or officer is a member acting as principal, or have any such dealings with any Affiliated Person of the Trust, investment adviser, investment sub-adviser, distributor or transfer agent for the Trust or with any Interested Person of such Affiliated Person or other person, and the Trust may employ any such Affiliated Person or other person, or firm or company in which such Affiliated Person or other person is an Interested Person, as broker, legal counsel, registrar, investment adviser, investment sub-adviser, distributor, transfer agent, dividend disbursing agent, custodian or in any other capacity upon customary terms.

Section 4.08.  Reliance on Experts.  Each Trustee, officer and employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon advice or an opinion of counsel, or upon reports made to the Trust by any of the Trust’s officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or expert may also be a Trustee.  Each Trustee, officer and employee may rely, and shall be personally protected in acting, upon any instrument or other document believed by him or her to be genuine.

Section 4.09.  Surety Bonds.  No Trustee, officer, employee or agent of the Trust shall, as such, be obligated to give any bond or surety or other security for the performance of any of his duties, unless required by applicable law or regulation, or unless the Trustees shall otherwise determine in any particular case.

Section 4.10.  Apparent Authority of Trustees and Officers.  No purchaser, lender, transfer agent or other Person dealing with the Trustees or any officer of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by such officer, or to make inquiry concerning or be liable for the application of money or property paid, loaned or delivered to or on the order of the Trustees or of such officer.

Section 4.11.  Payment of Trust Expenses.  The Trustees are authorized to pay or to cause to be paid out of the principal or income of the Trust, or partly out of principal and partly out of income, all expenses, fees, charges, taxes and liabilities incurred or arising in connection with the business and affairs of the Trust or in connection with the management thereof, including, but not limited to, the Trustees’ compensation and such expenses and charges for the services of the Trust’s officers (including, without limitation, the chief compliance officer), employees, Investment Adviser, Administrator, Distributor, Principal Underwriter, auditor, counsel, Custodian, Transfer Agent, Dividend Disbursing Agent, Accounting Agent, Shareholder Servicing Agent, and such other agents, consultants, and independent contractors and such other expenses and charges as the Trustees may deem appropriate to incur.

Section 4.12.  Ownership of the Trust Property.  Legal title to all the Trust Property shall be vested in the Trust as a separate legal entity, except that the Trustees shall have power to cause legal title to any Trust Property to be held by or in the name of one or more of the Trustees, or in the name of any other Person as nominee, on such terms as the Trustees may determine; provided that the interest of the Trust is appropriately protected. Upon the termination of the term of office of a Trustee as such, such Trustee shall automatically cease to have any right, title or interest in any of the Trust Property, and the right, title and interest of such Trustee, if any, in the Trust Property shall vest automatically in the Trust or as otherwise determined by the remaining Trustees. Such vesting and cessation of title shall be effective whether or not conveyancing documents have been executed and delivered pursuant to Section 4.01(j) hereof.

Section 4.13.  By-Laws.  Without a vote or approval of the Shareholders, the Trustees may adopt and from time to time amend or repeal By-Laws.  To the extent of any inconsistency between the provisions of this Declaration and the By-Laws, this Declaration shall control.

ARTICLE 5
Certain Contracts

Section 5.01.  Certain Contracts.  Subject to compliance with the provisions of the 1940 Act, but notwithstanding any limitations of present and future law or custom in regard to delegation of powers by trustees generally, the Trustees may, at any time and from time to time in their discretion and without limiting the generality of their powers and authority otherwise set forth herein, enter into one or more of the following contracts with any one or more corporations, trusts, associations, partnerships, limited partnerships or other Persons (“Contracting Party”), to provide for the performance and assumption of some or all of the following services, duties and responsibilities to, for or on behalf of the Trust or the Trustees, and to provide for the performance and assumption of such other services, duties and responsibilities in addition to those set forth below, as the Trustees may deem appropriate:

(a)      Advisory Agreement.  An investment advisory or management agreement whereby the agent shall undertake to furnish to the Trust such management, investment advisory or supervisory, statistical and research facilities and services, and such other facilities and services, if any, as the Trustees shall from time to time consider appropriate, all upon such terms and conditions as the Trustees may in their discretion determine to be not inconsistent with this Declaration, the applicable provisions of the 1940 Act or any applicable provisions of the By-Laws (any such agent being herein referred to as an “Investment Adviser”).  To the extent required by the 1940 Act, any such advisory or management agreement and any amendment thereto shall be subject to approval by a Required Shareholder Vote of both the Common Shareholders and the Preferred Shareholders (if any) voting together without regard to class at a meeting of the Shareholders of the Trust.  Notwithstanding any provisions of this Declaration, the Trustees may authorize the Investment Adviser (subject to such general or specific instructions as the Trustees may from time to time adopt) to effect purchases, sales, loans or exchanges of securities of the Trust on behalf of the Trustees or may authorize any officer or employee of the Trust or any Trustee to effect such purchases, sales, loans or exchanges pursuant to recommendations of the Investment Adviser (and all without further action by the Trustees).  Any such purchases, sales, loans and exchanges shall be deemed to have been authorized by all of the Trustees.  The Trustees may, in their sole discretion, call a meeting of Shareholders in order to submit to a vote of Common Shareholders and Preferred Shareholders (if any) of the Trust at such meeting the approval of, or the approval of the continuance of, any such investment advisory or management agreement.

(b)      Administration.  An agreement whereby the agent, subject to the general supervision of the Trustees and in conformity with any policies of the Trustees with respect to the operations of the Trust, will supervise all or any part of the operations of the Trust, and will provide all or any part of the administrative and clerical personnel, office space and office equipment and services appropriate for the efficient administration and operations of the Trust (any such agent being herein referred to as an “Administrator”).

(c)      Underwriting.  An agreement providing for the sale of Shares by the Trust and pursuant to which the Trust may appoint the other party to such agreement as its principal underwriter or sales agent for the distribution of such Shares (any such agent being herein referred to as a “Principal Underwriter” or “Distributor”, as the case may be).  The agreement shall contain such terms and conditions as the Trustees may in their discretion determine to be not inconsistent with this Declaration, the applicable provisions of the 1940 Act and any applicable provisions of the By-Laws.

(d)      Custodian.  An agreement appointing an agent meeting the requirements under the 1940 Act for a custodian of the assets of investment companies, who shall serve as custodian of the Securities, cash and other assets of the Trust and of the accounting records in connection therewith (any such agent being herein referred to as a “Custodian”).

(e)      Transfer and Dividend Disbursing Agent.  An agreement with an agent to maintain records of the ownership of outstanding Shares, the issuance and redemption and the transfer thereof (any such agent being herein referred to as a “Transfer Agent”), and to disburse any dividends declared by the Trustees and in accordance with the policies of the Trustees and/or the instructions of any particular Shareholder to reinvest any such dividends (any such agent being herein referred to as a “Dividend Disbursing Agent”).

(f)      Shareholder Servicing.  An agreement with an agent to provide service with respect to the relationship of the Trust and its Shareholders, records with respect to Shareholders and their Shares, and similar matters (any such agent being herein referred to as a “Shareholder Servicing Agent”).

(g)      Accounting.  An agreement with an agent to handle all or any part of the Trust’s accounting matters, whether with respect to the Trust’s properties, Shareholders or otherwise (any such agent being herein referred to as an “Accounting Agent”).

(h)      Chief Compliance Officer Agreement.  An agreement with an agent to provide compliance functions of the Trust and its Shareholders (any such agent being referred to herein as a “Chief Compliance Officer”).

In addition, the Trustees may from time to time cause the Trust to enter into agreements with respect to such other services and upon such other terms and conditions as they may deem necessary, appropriate or desirable.  The same

Person may be the Contracting Party for some or all of the services, duties and responsibilities to, for and of the Trust and/or the Trustees, and the contracts with respect thereto may contain such terms interpretive of or in addition to the delineation of the services, duties and responsibilities provided for, including provisions that are not inconsistent with the 1940 Act relating to the standard of duty of and the rights to indemnification of the Contracting Party and others, as the Trustees may determine.  Nothing herein shall preclude, prevent or limit the Trust or a Contracting Party from entering into subcontractual arrangements relative to any of the matters referred to in subsections (a) through (h) of this Section 5.01.

ARTICLE 6
Shares

Section 6.01.  Description of Shares.

(a)      General.  The beneficial interest in the Trust shall be divided into an unlimited number of shares of beneficial interest (either full or fractional).  The par value of the Common Shares of the Trust shall be $ 0.001 par value per Common Share.  The Trustees may authorize separate classes and series of Shares, having such designations and powers, preferences and rights, qualifications, limitations and restrictions as may be determined from time to time by the Trustees.  All Shares issued in accordance with the terms hereof, including, without limitation, Shares issued in connection with a dividend in Shares or a split of Shares, shall be fully paid and nonassessable when the consideration determined by the Trustees (if any) therefor shall have been received by the Trust.  Unless the Trustees shall determine otherwise, the Shares of the Trust are not redeemable as of right by the Shareholders.  Shareholders shall be entitled to the same limitation of personal liability extended to Shareholders of private corporations for profit organized under the Delaware General Corporation Law.

(b)      Preferred Shares or Other Securities.  The Board of Trustees may, subject to the Fundamental Policies of the Trust and the requirements of the 1940 Act, authorize and issue such other securities (or series thereof) of the Trust as they determine to be necessary, desirable or appropriate, having such terms, rights, preferences, privileges, limitations and restrictions as the Trustees see fit, including preferred shares of beneficial interest, debt securities or other senior securities.

To the extent that the Trustees authorize and issue Preferred Shares or bonds or other evidence of indebtedness of any class or series, they are hereby authorized and empowered to amend or supplement this Declaration as they deem appropriate, including to comply with the requirements of the 1940 Act or requirements imposed by ratings agencies or other persons, all without the approval of the Shareholders.  Any such supplement or amendment may set forth the rights, powers, preferences and privileges of such Preferred Shares, bonds or other evidence of indebtedness.  In the case of the Preferred Shares, any such supplement or amendment shall operate either as additions to or modifications of the rights, powers, preferences and privileges of any such Preferred Shares under this Declaration of Trust and the By-Laws, as the context may require.  To the extent the provisions set forth in such supplement or amendment conflict with the provisions of this Declaration of Trust with respect to any such rights, powers and privileges of the Preferred Shares, such amendment or supplement shall control.  Except as contemplated by the immediately preceding sentence, this Declaration of Trust and the By-Laws shall control as to the Trust generally and the rights, powers, preferences and privileges of the other Shareholders of the Trust.  Any such supplement or amendment shall be filed as is necessary.  The Trustees are also authorized to take such actions and retain such persons as they see fit to offer and sell such securities.

(c)      Consideration for Shares. Subject to the requirements of the 1940 Act and applicable law, Shares may be issued for such consideration (which may include property subject to, or acquired in connection with the assumption of, liabilities) and on such terms as the Trustees may determine (or for no consideration if pursuant to a Share dividend or split-up), all without action or approval of the Shareholders.  The Trustee may classify or reclassify any unissued Shares, or any Shares of any Series previously issued and reacquired by the Trust, into Shares of one or more series or classes that may be established and designated from time to time.

(d)      Distributions to Shareholders.  The Trustees may, but shall not be obligated to, from time to time distribute ratably among the Shareholders of any class or series of Shares, in accordance with the number of outstanding full and fractional Shares of such class or series, such proportion of the net profits, surplus (including paid-in surplus), capital, or assets held by the Trustees as they may deem appropriate or as may otherwise be determined in accordance with this Declaration.  Any such distribution may be made in cash or property (including without limitation any type of obligations of the Trust or any assets thereof) or Shares of any class or series or any combination thereof, and the Trustees may, but shall not be obligated to, distribute ratably among the Shareholders of any class or series of Shares, in accordance with the number of outstanding full and fractional Shares of such class or series, additional Shares of any class or series in such manner, at such times, and on such terms as the Trustees may deem appropriate or as may otherwise be determined in accordance with this Declaration.  Distributions pursuant to this Section 6.01(d) may be among the Shareholders of record of the applicable class or series of Shares at the time of declaring a distribution or among the Shareholders of record at such later date as the Trustees shall determine and specify.  The Trustees may always retain from the net profits such amount as they may deem appropriate to pay the debts or expenses of the Trust or to meet obligations of the Trust, or as they otherwise may deem appropriate to use in the conduct of the Trust’s affairs or to retain for future requirements or extensions of the business.  Inasmuch as the computation of net income and gains for Federal income tax purposes may vary from the computation thereof on the books, the above provisions shall be interpreted to give the Trustees the power in their discretion to distribute for any fiscal year as ordinary distributions and as capital gains distributions, respectively, additional amounts sufficient to enable the Trust to avoid or reduce liability for taxes.

(e)      Voting.  The Shareholders shall have the voting rights set forth in or determined in accordance with Article 7 hereof.

(f)      Net Asset Value.  The net asset value of each outstanding Share of the Trust shall be determined at such time or times on such days as the Trustees may determine, in accordance with the 1940 Act.  The method of determination of net asset value shall be determined by the Trustees and shall be as set forth in the Prospectus or as may otherwise be determined by the Trustees.  The power and duty to make the net asset value calculations may be delegated by the Trustees and shall be as generally set forth in the Prospectus or as may otherwise be determined by the Trustees.

(g)      Transfer of Shares.  Except as otherwise provided by the Trustees, Shares shall be transferable on the records of the Trust only by the record holder thereof or by its agent thereto duly authorized in writing, upon delivery to the Trustees or a Transfer Agent of the Trust of a duly executed instrument of transfer, together with such evidence of the genuineness of each such execution and authorization and of other matters (including compliance with any securities laws and contractual restrictions) as may reasonably be required.  Upon such delivery the transfer shall be recorded on the applicable register of the Trust.  Until such record is made, the Shareholder of record shall be deemed to be the holder of such Shares for all purposes hereof and neither the Trustees nor any transfer agent or registrar nor any officer, employee or agent of the Trust shall be affected by any notice of the proposed transfer.  Any person becoming entitled to any Shares in consequence of the death, bankruptcy, or incompetence of any Shareholder, or otherwise by operation of law, shall be recorded on the applicable register of Shares as the holder of such Shares upon production of the proper evidence thereof to the Trustees or a Transfer Agent of the Trust, but until such record is made, the Shareholder of record shall be deemed to be the holder of such for all purposes hereof, and neither the Trustees nor any Transfer Agent or registrar nor any officer or agent of the Trust shall be affected by any notice of such death, bankruptcy or incompetence, or other operation of law.

(h)      Rights of Fractional Shares. Any fractional Share shall carry proportionately all the rights and obligations of a whole Share, including rights and obligations with respect to voting, receipt of distributions, redemption of Shares, and liquidation of the Trust.

Section 6.02.  Ownership of Shares.  The ownership of Shares shall be recorded on the books of the Trust or of a Transfer Agent or similar agent for the Trust.  Certificates evidencing the ownership of Shares need not be issued except as the Trustees may otherwise determine from time to time, and the Trustees shall have power to call outstanding Share certificates and to replace them with book entries or as they may otherwise determine.  The Trustees may make such rules as they consider appropriate for the issuance of Share certificates, the use of facsimile signatures, the transfer of Shares and similar matters. The record books of the Trust as kept by the Trust or any Transfer Agent or similar agent, as the case may be, shall be conclusive as to who are the Shareholders and as to the number of Shares held from time to time by each such Shareholder.

Any Shareholder shall upon demand disclose to the Trustees in writing such information with respect to the Shareholder’s direct and indirect ownership of Shares of the Trust as the Trustees deem appropriate to comply with the provisions of the Internal Revenue Code, or to comply with the requirements of any other governmental, legal or regulatory authority.

Section 6.03.  Investments in the Trust.  The Trustees may accept investments in the Trust from such Persons and on such terms and for such consideration, not inconsistent with the provisions of the 1940 Act, as they from time to time authorize. The Trustees may authorize any Distributor, Principal Underwriter, Custodian, Transfer Agent or other Person to accept orders for the purchase of Shares that conform to such authorized terms and to reject any purchase orders for Shares, whether or not conforming to such authorized terms.

Section 6.04.  Status of Shares.  Every Shareholder, by virtue of having become a Shareholder, shall be held to have expressly assented and agreed to the terms hereof and to be bound to the provisions hereof.  Shares shall be deemed to be personal property, giving only the rights provided for herein.  The Shares shall not entitle the holder to preference, preemptive, appraisal, conversion or exchange rights or dissenter’s payment rights (except as may be specified by the Trustees when creating the Shares, including Preferred Shares).  Ownership of Shares shall not entitle the Shareholder to any title in or to the whole or any part of the Trust Property or right to call for a partition or division of the same or for an accounting, nor shall the ownership of Shares constitute the Shareholders partners.  The death of a Shareholder during the continuance of the Trust shall not operate to terminate the Trust, nor entitle the representative of any deceased Shareholder to an accounting or to take any action in court or elsewhere against the Trust or the Trustees, but only to the rights of said decedent under this Declaration of Trust.

Section 6.05.  Derivative Actions. (a) No person, other than a Trustee, who is not a Shareholder shall be entitled to bring any derivative action, suit or other proceeding on behalf of the Trust.  No Shareholder may maintain a derivative action on behalf of the Trust unless holders of at least ten percent (10%) of the outstanding Shares join in the bringing of such action.

(b)      In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Statute, a Shareholder may bring a derivative action on behalf of the Trust only if the following conditions are met:  (i) the Shareholder or Shareholders must make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed, and a demand on the Trustees shall only be deemed not likely to succeed and therefore excused if a Majority of the Trustees, or a majority of any committee established to consider the merits of such action, has a personal financial interest in the transaction at issue, and a Trustee shall not be deemed interested in a transaction or otherwise disqualified from ruling on the merits of a Shareholder demand by virtue of the fact that such Trustee receives remuneration for his service as a Trustee of the Trust or as a trustee or director of one or more investment companies that are under common management with or otherwise affiliated with the Trust; and (ii) unless a demand is not required under clause (i) of this paragraph, the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim, and the Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the Shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action.  For purposes of this Section 6.05, the Trustees may designate a committee of one or more Trustees to consider a Shareholder demand if necessary to create a committee with a majority of Trustees who do not have a personal financial interest in the transaction at issue.

ARTICLE 7
Shareholders’ Voting Powers and Meetings

Section 7.01.  Voting Powers.  Shareholders shall have no power to vote on any matter except matters on which a vote of Shareholders is required by the 1940 Act or this Declaration, or otherwise permitted pursuant to a resolution of the Trustees.  This Declaration expressly provides that no matter, for which voting, consent or other approval is required by the Statutory Trust Act in the absence of the contrary provision in the Declaration, shall require any vote.  Except as otherwise provided herein, any matter required to be submitted to Shareholders and affecting one or more classes or series of Shares shall require approval by the required vote of all the affected classes and series of Shares voting together as a single class; provided, however, that as to any matter with respect to which a separate vote of any class or series of Shares is required by the 1940 Act, a separate vote by that class or series of Shares shall be required in addition to a vote of all the affected classes and series voting together as a single class.  Shareholders of a particular class or series of Shares shall not be entitled to vote on any matter that affects only one or more other classes or series of Shares.

Section 7.02.  Number of Votes and Manner of Voting: Proxies.  On each matter submitted to a vote of the Shareholders, each holder of Shares shall be entitled to a number of votes equal to the number of Shares standing in the name of such Shareholder on the books of the Trust.  There shall be no cumulative voting in the election or removal of Trustees and the Trustees shall be elected in accordance with Section 4.01(c) hereof.  Abstentions and broker non-votes do not constitute votes “for” or “against” a proposal and are disregarded in determining the “votes cast” on such proposal.  The vote of Shareholders with respect to any action or proposal may be taken over any period of time prior to the date on which the Trust shall take such action or implement such proposal.  Until Shares are issued, the Trustees may exercise all rights of Shareholders and may take any action required by law, this Declaration of Trust or the By-Laws to be taken by Shareholders.  At any meeting of Shareholders, any holder of Shares entitled to vote thereat may vote by properly executed or authorized proxy, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Secretary, or with such other officer or agent of the Trust as the Secretary may direct, for verification prior to the time at which such vote shall be taken.  Pursuant to a resolution of the Trustees, proxies may be solicited in the name of one or more Trustees or one or more of the officers or employees of the Trust.  No proxy shall be valid after the expiration of 11 months from the date thereof, unless otherwise provided in the proxy.  Only Shareholders of record shall be entitled to vote. Each full Share shall be entitled to one vote and fractional Shares shall be entitled to a vote of such fraction.  When any Share is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Share, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote shall not be received in respect of such Share.  A proxy purporting to be executed or authorized by or on behalf of a Shareholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.  If the holder of any such Share is a minor or a person of unsound mind, and subject to guardianship or to the legal control of any other person as regards the charge or management of such Share, he may vote by his guardian or such other person appointed or having such control, and such vote may be given in person or by proxy.

Section 7.03.  Meetings.  (a) Meetings of Shareholders may be called as provided in the By-Laws and may be called by the Trustees (or by two officers of the Trust acting together if the Trust has no Trustees) from time to time for the purpose of taking action upon any matter requiring the vote or authority of the Shareholders as herein provided, or upon any other matter deemed by the Trustees (or such aforementioned officers if the Trust has no Trustees) to be appropriate.  Meetings of Shareholders, at which the Shareholders shall elect Trustees and transact such other business as may properly come before the meeting, shall be held annually so long as required by the New York Stock Exchange or such other exchange or trading system on which Shares are principally traded.  A special meeting of Shareholders may be called by any Trustee for any proper purpose upon written request of Shareholders of the Trust holding in the aggregate not less than fifty-one percent (51%) of the outstanding Shares of the Trust or class or series of Shares having voting rights on that matter, such request specifying the purpose or purposes for which such meeting is to be called.  Written notice of any meeting of Shareholders shall be given or caused to be given by the Trustees (or such officers if the Trust has no Trustees) by mailing such notice at least seven (7) days before such meeting, postage prepaid, stating the time, place and purpose of the meeting, to each Shareholder at the Shareholder’s address as it appears on the records of the Trust, or by such means of notification as may be specified in the By-Laws.  Any meetings may be held within or without the State of Delaware.  Shareholders at any meeting may only act with respect to matters set forth in the applicable meeting notice to Shareholders.

Section 7.04.  Record Dates.  For the purpose of determining the Shareholders who are entitled to vote or act at any meeting or any adjournment thereof, or who are entitled to participate in any distribution, or for the purpose of any other action that the Trustees may determine, the Trustees may from time to time close the transfer books for such period, not exceeding thirty (30) days (except at or in connection with the termination of the Trust), as the Trustees may determine, or without closing the transfer books the Trustees may fix a date and time not more than ninety (90) days prior to the date of any meeting of Shareholders or other action as the date and time of record for the determination of Shareholders entitled to vote at such meeting or any adjournment thereof or to be treated as Shareholders of record for purposes of such other action, and any Shareholder who was a Shareholder at the date and time so fixed shall be entitled to vote at such meeting or any adjournment thereof or to be treated as a Shareholder of record for purposes of such other action (unless such Shareholder’s Shares are no longer outstanding at the time of such meeting because of a redemption or otherwise), even though such Shareholder may have disposed of the Shareholder’s Shares since that date and time, and no Shareholder becoming such after that date and time shall be so entitled to vote at such meeting or any adjournment thereof or to be treated as a Shareholder of record for purposes of such other action.

Section 7.05.  Quorum and Required Vote.  The presence in person or by proxy of one-third (1/3) of the Shares entitled to vote which, for the avoidance of doubt, will include Shares held by brokers who provide votes and/or nonvotes as to all matters, shall be a quorum for the transaction of business at a meeting of Shareholders; provided that the By-Laws may specify a lower quorum.  Any meeting of Shareholders, whether or not a quorum is present, may be adjourned one or more times for any lawful purpose by the Chairman, the Trustees (or their designees) or a majority of the votes properly cast upon the question of adjourning a meeting.  Any adjourned session or sessions may be held as adjourned one or more times without further notice not later than 120 days after the record date.  A Required Shareholder Vote (or such other vote specified herein) at a meeting at which a quorum is present shall decide any question.

Section 7.06.  Action By Written Consent.  Subject to the provisions of the 1940 Act, any action proposed by the Trustees to be taken by Shareholders may be taken without a meeting if a majority of Shareholders entitled to vote on the matter (or such larger proportion thereof as may be required by the 1940 Act or by any express provision of this Declaration of Trust or the By-Laws or as shall be permitted by the Trustees) consent to the action in writing and if the writings in which such consent is given are filed with the records of the meetings of Shareholders, to the same extent and for the same period as proxies given in connection with a Shareholders’ meeting.  Such consent shall be treated for all purposes as a vote taken at a meeting of Shareholders.

Section 7.07.  Inspection of Records.  The records of the Trust shall be open to inspection by Shareholders to the extent permitted by Section 3819 of the Delaware Statutory Trust Statute but subject to such reasonable regulation as the Trustees may determine.

Section 7.08.  Additional Provisions.  The By-Laws may include further provisions for Shareholders’ votes and meetings and related matters not inconsistent with the provisions hereof.

ARTICLE 8
Limitation of Liability: Indemnification

Section 8.01.  Limitation of Liability.  (a) The Trustees shall be entitled to the protection against personal liability for the obligations of the Trust under Section 3803(b) of the Delaware Statutory Trust Statute.  No Trustee shall be liable to the Trust, its Shareholders, or to any Trustee, officer, employee, or agent thereof for any action or failure to act (including, without limitation, the failure to compel in any way any former or acting Trustee to redress any breach of trust) except for his own bad faith, willful misconduct, gross negligence or reckless disregard of his duties.

(b)      The officers, employees, and agents of the Trust shall be entitled to the protection against personal liability for the obligations of the Trust under Section 3803(c) of the Delaware Statutory Trust Statute.   No officer, employee, or agent of the Trust shall be liable to the Trust, its Shareholders, or to any Trustee, officer, employee, or agent thereof for any action or failure to act (including, without limitation, the failure to compel in any way any former or acting Trustee to redress any breach of trust) except for his own bad faith, willful misconduct, gross negligence or reckless disregard of his duties.

(c)       The provisions of this Declaration or the By-Laws, to the extent that they restrict or eliminate the duties and liabilities of either the Trustees or the officers otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Trustees and officers.  To the fullest extent permitted by law, no person other than the Trustees and the officers of the Trust shall have any duties (including fiduciary duties) or liabilities at law or in equity to the Trust, any Shareholder or any other person.

Section 8.02.  Trustees’ Good Faith Action; Expert Advice; No Bond or Surety.  The exercise by the Trustees of their powers and discretions hereunder shall be binding upon everyone interested. Subject to Sections 8.01 and 8.03, (i) the Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, consultant, Investment Adviser, Administrator, Distributor or Principal Underwriter, Custodian or Transfer Agent, Dividend Disbursing Agent, Shareholder Servicing Agent or Accounting Agent of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee, (ii) the Trustees may take advice of counsel or other experts with respect to the meaning and operation of this Declaration of Trust and their duties as Trustees, and shall be under no liability for any act or omission in accordance with such advice or for failing to follow such advice, and (iii) in discharging their duties, the Trustees, when acting in good faith, shall be entitled to rely upon the books of account of the Trust and upon written reports made to the Trustees by any officer appointed by them, any independent public accountant, and (with respect to the subject matter of the contract involved) any officer, partner or responsible employee of a Contracting Party appointed by the Trustees pursuant to Section 5.01 hereof. The Trustees as such shall not be required to give any bond or surety or any other security for the performance of their duties.

Section 8.03.  Indemnification of Trustees, Officers, etc.  Subject to the limitations, if applicable, hereinafter set forth in this Section 8.03, the Trust shall, upon the determination described in the immediately following sentence, indemnify each of its Trustees, officers, and employees, and any Investment Adviser and any investment subadviser (hereinafter, together with such Person’s heirs, executors, administrators or personal representative, referred to as a “Covered Person”)) against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been a Trustee, officer, director, employee or agent, except with respect to any matter as to which it has been determined that such Covered Person (i) did not act in good faith in the reasonable belief that such Covered Person’s action was in or not opposed to the best interests of the Trust; (ii) had acted with willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office; or (iii) for a criminal proceeding, had reasonable cause to believe that such Covered Person’s conduct was unlawful (the conduct described in (i), (ii) and (iii) being referred to hereafter as “Disabling Conduct”).  A determination that the Covered Person is entitled to indemnification may be made by (i) a final decision on the merits by a court or other body before whom the proceeding was brought that the Covered Person to be indemnified had not engaged in Disabling Conduct, (ii) dismissal of a court action or an administrative proceeding against a Covered Person for insufficiency of evidence of Disabling Conduct, or (iii) a reasonable determination, based upon a review of the facts, that the indemnitee had not engaged in Disabling Conduct by (a) a vote of a majority of a quorum of Trustees who are neither “interested persons” of the Trust as defined in Section 2(a)(19) of the 1940 Act nor parties to the proceeding (the “Disinterested Trustees”), or (b) an independent legal counsel in writing.  Notwithstanding the foregoing, expenses, including reasonable fees of counsel and accountants incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by the Trust in advance of the final disposition of any action, suit or proceeding; provided that the Covered Person shall have undertaken to repay to the Trust the amounts so paid if it is ultimately determined that indemnification is not authorized under this Article 8 and either (i) the Covered Person shall have provided security for such undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the Disinterested Trustees, or an independent legal counsel in writing, shall have determined, based on a review of readily available facts (as opposed to a full trial type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

Section 8.04.  Compromise Payment.  As to any matter disposed of by a compromise payment by any such Covered Person referred to in Section 8.03 hereof, pursuant to a consent decree or otherwise, no such indemnification either for said payment or for any other expenses shall be provided unless such indemnification shall be approved (i) by a majority of a quorum of the

Disinterested Trustees or (ii) by an independent legal counsel in writing.  Approval by the Trustees pursuant to clause (i) or by independent legal counsel pursuant to clause (ii) shall not prevent the recovery from any Covered Person of any amount paid to such Covered Person in accordance with either of such clauses if such Covered Person is subsequently determined by a court of competent jurisdiction to have engaged in Disabling Conduct.

Section 8.05.  Indemnification Not Exclusive, etc.  The right of indemnification provided by this Article 8 shall not be exclusive of, limit or affect any other rights to which any such Covered Person may be entitled.  Nothing contained in this Article 8 shall affect or limit any rights to indemnification to which personnel of the Trust, including the Trustees and officers, and other Persons may be entitled by contract, under law or otherwise, nor the power of the Trust to provide indemnity by contract which is different or additional to the right of indemnification provided herein or to purchase and maintain liability insurance on behalf of any such Person, whether or not the Trust would have the power to indemnify.

Section 8.06.  Liability of Third Persons Dealing with Trustees.  No person dealing with the Trustees shall be bound to make any inquiry concerning the validity of any transaction made or to be made by the Trustees or to see to the application of any payments made or property transferred to the Trust or upon its order.

ARTICLE 9
Duration; Reorganization; Incorporation; Amendments

Section 9.01.  Duration of Trust.  Unless terminated as provided herein, the Trust shall have perpetual existence.

Section 9.02.  Termination of Trust.  (a) The Trust may be dissolved at any time by a Majority of the Trustees by written notice to the Shareholders.

(b)      Upon the requisite action by the Trustees to dissolve the Trust, after paying or otherwise providing for all claims and obligations of the Trust (whether due or accrued or anticipated) in the manner required by Section 3808(e) of the Delaware Statutory Trust Statute, the Trust shall in accordance with such procedures as the Trustees consider appropriate reduce the remaining assets of the Trust to distributable form in cash or other property, or any combination thereof, and distribute the proceeds to the Shareholders of the Trust in accordance to their relative rights of distributions on dissolution.

(c)      Following completion of liquidation and winding up of the Trust’s business, the Trustees shall cause a certificate of cancellation of the Trust’s

Certificate of Trust to be filed in accordance with the Delaware Statutory Trust Statute, which certificate of cancellation may be signed by any one Trustee. Upon termination of the Trust, the Trustees, subject to Section 3808 of the Act, shall be discharged of any and all further liabilities and duties relating thereto or arising therefrom, and the right, title and interest of all parties with respect to the Trust shall be canceled and discharged.

Section 9.03.  Reorganization.  Without the vote of the Shareholders, the Trustees may (i) sell, convey and transfer all or substantially all of the assets of the Trust to another trust, corporation, partnership, association, or other entity organized under the laws of any state of the United States, in exchange for cash, Securities or other consideration, (ii) merge or consolidate the Trust with any other trust, corporation, partnership, association or other entity organized under the laws of any state of the United States, or (iii) cause the Trust to convert to a corporation, limited liability company, limited partnership or other Person under the laws of Delaware or any other state or jurisdiction all upon such terms and conditions and for such consideration as the Trustees shall approve.

Section 9.04.  Amendments; etc.  All rights granted to the Shareholders under this Declaration of Trust are granted subject to the reservation of the right to amend this Declaration of Trust as herein provided, except that no amendment shall repeal the limitations on personal liability of any Shareholder or Trustee or the prohibition of assessment upon the Shareholders without the express written consent of each Shareholder or Trustee involved.  Subject to the foregoing, the provisions of this Declaration of Trust (whether or not related to the rights of Shareholders) may be amended at any time by an instrument in writing signed by a Majority of the Trustees (or by an officer of the Trust pursuant to the vote of a Majority of the Trustees), provided that if any amendment would alter or change the powers, preferences or special rights of any class or series of Shares so as to affect them adversely then such amendment shall require the approval of the holders of such shares by a Required Shareholder Vote.  Notwithstanding any other provisions set forth in this Declaration of Trust, a provision in this Declaration of Trust requiring Shareholder approval of any action may be amended only with like Shareholder approval.

Section 9.05.  Filing of Copies of Declaration and Amendments.  The original or a copy of this Declaration and of each amendment hereto shall be kept at the office of the Trust where it may be inspected by any Shareholder. A restated Declaration, integrating into a single instrument all of the provisions of this Declaration which are then in effect and operative, may be executed from time to time by a Majority of the Trustees and shall, upon execution, be conclusive evidence of all amendments contained therein and may thereafter be referred to in lieu of the original Declaration and the various amendments thereto. A Certificate of Trust shall be filed in the office of the Secretary of State of the State of Delaware.

ARTICLE 10
Miscellaneous

Section 10.01.  Notices.  Any and all notices to which any Shareholder hereunder may be entitled and any and all communications shall be deemed duly served or given if presented personally to a Shareholder, left at his or her residence or usual place of business or sent via United States mail or by electronic transmission to a Shareholder at his or her address (physical or virtual) as it is registered with the Trust.  If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the Shareholder at his or her address as it is registered with the Trust with postage thereon prepaid.

Section 10.02.  Governing Law.  The trust set forth in this instrument is made in the State of Delaware, and the Trust and this Declaration, and the rights and obligations of the Trustees and Shareholders hereunder, are to be governed by and construed and administered according to the Delaware Statutory Trust Statute and the laws of said State; provided, however, that there shall not be applicable to the Trust, the Trustees or this Declaration (a) the provisions of Sections 3540 and 3561 of Title 12 of the Delaware Code or (b) any provisions of the laws (statutory or common) of the State of Delaware (other than the Delaware Statutory Trust Statute) pertaining to trusts which relate to or regulate: (i) the filing with any court or governmental body or agency of trustee accounts or schedules of trustee fees and charges, (ii) affirmative requirements to post bonds for trustees, officers, agents or employees of a trust, (iii) the necessity for obtaining court or other governmental approval concerning the acquisition, holding or disposition of real or personal property, (iv) fees or other sums payable to trustees, officers, agents or employees of a trust, (v) the allocation of receipts and expenditures to income or principal, (vi) restrictions or limitations on the permissible nature, amount or concentration of trust investments or requirements relating to the titling, storage or other manner of holding of trust assets, or (vii) the establishment of fiduciary or other standards or responsibilities or limitations on the acts or powers of trustees, which are inconsistent with the limitations or liabilities or authorities and powers of the Trustees set forth or referenced in this Declaration.  The Trust shall be of the type commonly called a “statutory trust”, and without limiting the provisions hereof, the Trust may exercise all powers which are ordinarily exercised by such a trust under Delaware law.  The Trust specifically reserves the right to exercise any of the powers or privileges afforded to trusts or actions that may be engaged in by trusts under the Delaware Statutory Trust Statute, and the absence of a specific reference herein to any such power, privilege or action shall not imply that the Trust may not exercise such power or privilege or take such actions.

Section 10.03.  Exclusive Delaware Jurisdiction.  Each Trustee, each officer and each Person legally or beneficially owning a Share or an interest in a Share of the Trust (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise), to the fullest extent permitted by law, including Section 3804(e) of the Delaware Statutory Trust Statute, (i) irrevocably agrees that any claims, suits, actions or proceedings asserting a claim governed by the internal affairs (or similar) doctrine or arising out of or relating in any way to the Trust, the Delaware Statutory Trust Statute, this Declaration or the By-Laws (including, without limitation, any claims, suits, actions or proceedings to interpret, apply or enforce (A) the provisions of this Declaration or the By-Laws, or (B) the duties (including fiduciary duties), obligations or liabilities of the Trust to the Shareholders or the Trustees, or of officers or the Trustees to the Trust, to the Shareholders or each other, or (C) the rights or powers of, or restrictions on, the Trust, the officers, the Trustees or the Shareholders, or (D) any provision of the Delaware Statutory Trust Statute or other laws of the State of Delaware pertaining to trusts made applicable to the Trust pursuant to Section 3809 of the Delaware Statutory Trust Statute, or (E) any other instrument, document, agreement or certificate contemplated by any provision of the Delaware Statutory Trust Statute, the Declaration or the By-Laws relating in any way to the Trust (regardless, in each case, of whether such claims, suits, actions or proceedings (x) sound in contract, tort, fraud or otherwise, (y) are based on common law, statutory, equitable, legal or other grounds, or (z) are derivative or direct claims)), shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, (ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding, (iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper, (iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding, (v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such service shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (v) hereof shall affect or limit any right to serve process in any other manner permitted by law, and (vi) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding.

Section 10.04.  Counterparts.  This Declaration of Trust and any amendment thereto may be simultaneously executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterpart.

Section 10.05.  Reliance by Third Parties.  Any certificate executed by an individual who, according to the records of the Trust is a Trustee hereunder, certifying to (a) the number or identity of Trustees or Shareholders, (b) the due authorization of the execution of any instrument or writing, (c) the form of any vote passed at a meeting of Trustees or Shareholders, (d) the fact that the number of Trustees or Shareholders present at any meeting or executing any written instrument satisfies the requirements of this Declaration of Trust, (e) the form of any By-Law adopted, or the identity of any officers elected, by the Trustees, (f) the existence or nonexistence of any fact or facts which in any manner relate to the affairs of the Trust, or (g) the name of the Trust, shall be conclusive evidence as to the matters so certified in favor of any Person dealing with the Trustees, or any of them, and the successors of such Person.

Section 10.06.  References; Headings.  The masculine gender shall include the feminine and neuter genders. Headings are placed herein for convenience of reference only and shall not be taken as a part of this Declaration or control or affect the meaning, construction or effect hereof.

Section 10.07.  Provisions in Conflict with Law or Regulation.   (a) The provisions of this Declaration are severable, and if the Trustees shall determine, with the advice of counsel, that any of such provisions is in conflict with the 1940 Act, the regulated investment company provisions of the Internal Revenue Code of 1986 or other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of this Declaration; provided, however, that such determination shall not affect any of the remaining provisions of this Declaration or render invalid or improper any action taken or omitted prior to such determination.

(b)      If any provision of this Declaration shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of this Declaration in any jurisdiction.

Section 10.08.  Delivery by Electronic Transmission or Otherwise.  Any notice, proxy, vote, consent, instrument or writing of any kind or any signature referenced in, or contemplated by, this Declaration or the By-Laws, unless the Trustees in their sole discretion determine otherwise, may be given, granted or otherwise delivered by electronic transmission (within the meaning of the Delaware Statutory Trust Statute), including via the internet, or in any other manner permitted by applicable law.

IN WITNESS WHEREOF, the undersigned, being the Initial Trustees, have set their hand and seal, for themselves and their assigns, unto this Declaration of Trust of Avenue Income Credit Strategies Fund, all as of the day and year first above written.

Class I Trustees

/s/ Darren Thompson
Name: Darren Thompson

Name:

Class II Trustees

/s/ Julie Dien Ledoux
Name: Julie Dien Ledoux

Name:

Class III Trustees

/s/ Joel Citron
Name: Joel Citron

/s/ Randolph Takian
Name: Randolph Takian

Exhibit (b)

AVENUE INCOME CREDIT STRATEGIES FUND

BY-LAWS

TABLE OF CONTENTS

i

ARTICLE 4
Committees

Section 4.01. Power of Trustees to Designate Committees	11
Section 4.02. Rules for Conduct of Committee Affairs	11
Section 4.03. Trustees May Alter, Abolish, etc., Committees	12
Section 4.04. Minutes; Review by Trustees	12

ARTICLE 5
Seal

ARTICLE 6
Shares

Section 6.01. Issuance of Shares	12
Section 6.02. Uncertificated Shares	12

ARTICLE 7
Transfer of Shares

Section 7.01. Transfer Agents, etc	13
Section 7.02. Transfer of Shares	13
Section 7.03. Registered Shareholders	13

ARTICLE 8
Amendments

Section 8.01. By-Laws Subject to Amendment	13

ii

AVENUE INCOME CREDIT STRATEGIES FUND
BY-LAWS

Dated December 9, 2010

These are the By-Laws of Avenue Income Credit Strategies Fund (the “Trust”), a trust with transferable shares established under the laws of The State of Delaware, pursuant to an Amended and Restated Agreement and Declaration of Trust of the Trust (the “Declaration”) made the 9th day of December, 2010, and the Certificate of Trust filed in the office of the Secretary of State under the Delaware Statutory Trust Act (12 Del. C. Section 3801 et seq. ). These By-Laws have been adopted by the Trustees pursuant to the authority granted by Section 4.15 of the Declaration.

All words and terms capitalized in these By-Laws, unless otherwise defined herein, shall have the same meanings as they have in the Declaration.

ARTICLE 1
Shareholders and Shareholders’ Meetings

Section 1.01.  Chairman.  The Chairman, if any, shall act as chairman at all meetings of the Shareholders.  In the Chairman’s absence, the Trustee or Trustees present at each meeting may elect a temporary chairman for the meeting, who may be one of themselves.  At any Shareholders’ meeting, the Chairman (or such temporary chairman) shall be empowered to determine the construction or interpretation of the Declaration or these Bylaws, or any part thereof or hereof, and the ruling of the Chairman shall be final.

Section 1.02.  Notice of Meetings.  Notice of all meetings of the Shareholders, stating the time, place and the purposes for which the meetings are called, shall be given by the Secretary to each Shareholder entitled to vote thereat, at least (7) seven days before the time fixed for the meeting.  No notice need be sent to any Shareholder that shall have failed to inform the Trust of such Shareholder’s address.  No notice need be given to any Shareholder if a waiver of notice is provided before or after the meeting by such Shareholder or such Shareholder’s attorney thereunto authorized.

Section 1.03.  Shareholders’ Action in Writing.  Nothing in this Article 1 shall limit the power of the Shareholders to take any action by means of written instruments without a meeting, as permitted by Section 7.06 of the Declaration.

Section 1.04.  Notice of Shareholder Business and Nominations.

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(a)      Annual Meetings of Shareholders

(i)      Nominations of persons for election as a Trustee of the Trust and the proposal of other business to be considered by the Shareholders may be made at an annual meeting of Shareholders only (A) pursuant to the Trust’s notice of meeting, (B) by or at the direction of the Board of Trustees or any authorized committee thereof or (C) by any Shareholder of the Trust who was a Shareholder of record of the Trust at the time the notice provided for in this Section 1.04 is delivered to the Secretary of the Trust, who is entitled to vote upon nominations or proposals at the meeting and who complies with the notice procedures set forth in this Section 1.04.

(ii)      For any nominations or other business to be properly brought before an annual meeting by a Shareholder pursuant to Section 1.04(a)(i)(C), the Shareholder must have given timely notice thereof in writing to the Secretary of the Trust and any such proposed business must constitute a proper matter for Shareholder action. To be timely, a Shareholder’s notice must be delivered to the Secretary of the Trust at the principal executive offices of the Trust not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred twentieth (120th) day, prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the Shareholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Trust.  In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a Shareholder’s notice as described above.  Such Shareholder’s notice shall set forth: (A) as to each person whom the Shareholder proposes to nominate for election as a Trustee, all information relating to such person that is required to be disclosed in solicitations of proxies for election of trustees in an election contest, or is otherwise required, in each case pursuant to and in accordance with Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serve as a trustee if elected), (B) as to any other business that the Shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business

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includes a proposal to amend these By-Laws, the text of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such Shareholder and any beneficial owner, if any, on whose behalf the proposal is made, and (C) as to the Shareholder giving the notice and any beneficial owner, if any, on whose behalf the nomination or proposal is made:

(1)      the name and address of such Shareholder, as they appear on the Trust’s books, and any such beneficial owner;

(2)      the class or series and number of Shares which are owned beneficially and of record by such Shareholder and any such beneficial owner;

(3)      a description of any agreement, arrangement or understanding with respect to the proposal of such nomination or other business between or among such Shareholder and any such beneficial owner, any of their respective affiliates or associates, and any other person or persons (including their names) in connection with the proposal of such nomination or other business;

(4)      a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative long or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into by or on behalf of such Shareholder or any such beneficial owner, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such Shareholder or any such beneficial owner, with respect in any such case to Shares of the Trust;

(5)      a representation that the Shareholder is a holder of record of Shares of the Trust entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination;

(6)      a representation whether the Shareholder or any such beneficial owner intends or is part of a group

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which intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Trust’s outstanding Shares required to approve or adopt the proposal or elect the nominee and/or (b) otherwise to solicit proxies from Shareholders in support of such proposal or nomination; and

(7)      any other information relating to such Shareholder and any such beneficial owner that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder.

The foregoing notice requirements of this Section 1.08(a) shall be deemed satisfied by a Shareholder with respect to a nomination or other business if the Shareholder has notified the Trust of his, her or its intention to present a proposal or make a nomination at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such Shareholder’s proposal or nomination has been included in a proxy statement that has been prepared by the Trust to solicit proxies for such annual meeting.  The Trust may require any proposed nominee to furnish such other information as the Trust may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Trust.

As used in this Section 1.04, Shares “beneficially owned” shall mean a Shares which such person is deemed to beneficially own pursuant to Rules 13d-3 and 13d-5 under the Exchange Act.

(iii)      Notwithstanding anything in the second sentence of Section 1.04(a)(ii) to the contrary, in the event that the number of Trustees to be elected to the Board of Trustees of the Trust is increased effective after the time period for nominations would otherwise be due under Section 1.04(a)(ii) and there is no public announcement by the Trust naming the nominees for the additional trusteeships at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a Shareholder’s notice required by this Section 1.04 shall also be considered timely, but only with respect to nominees for the additional trusteeships, if it shall be delivered to the Secretary of the Trust at the principal executive offices of the Trust not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Trust.

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(b)      Special Meetings of Shareholders

Only such business shall be conducted at a special meeting of Shareholders as shall have been brought before the meeting pursuant to the Trust’s notice of meeting.  Nominations of persons for election to the Board of Trustees may be made at a special meeting of Shareholders at which Trustees are to be elected pursuant to the Trust’s notice of meeting (i) by or at the direction of the Board of Trustees or any committee thereof or (ii) provided that the Board of Trustees has determined that Trustees shall be elected at such meeting, by any Shareholder of the Trust who is a Shareholder of record at the time the notice provided for in this Section 1.04 is delivered to the Secretary of the Trust, who is entitled to vote upon persons for election as Trustees at the meeting and who complies with the notice procedures set forth in this Section 1.04.  In the event the Trust calls a special meeting of Shareholders for the purpose of electing one or more Trustees to the Board of Trustees, any such Shareholder entitled to nominate persons at such election of Trustees may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Trust’s notice of meeting, if the Shareholder’s notice required by Section 1.04(a)(ii) shall be delivered to the Secretary at the principal executive offices of the Trust not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Trustees to be elected at such meeting.  The foregoing notice requirements of this Section 1.08(b) shall be deemed satisfied by a Shareholder with respect to a nomination if the Shareholder has notified the Trust of his, her or its intention to present a nomination at such special meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such Shareholder’s nomination has been included in a proxy statement that has been prepared by the Trust to solicit proxies for such special meeting.  In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a Shareholder’s notice as described above.

(c)      General

(i)      Only such persons who are nominated in accordance with the procedures set forth in this Section 1.04 shall be eligible to be elected at an annual or special meeting of Shareholders of the Trust to serve as Trustees and only such business shall be conducted at a meeting of Shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 1.04.  Except as otherwise provided by law, the Chairman (or such other person serving as chairman of the meeting) shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting

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was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 1.04 and if any proposed nomination or business was not made or proposed in compliance with this Section 1.04, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted.  Notwithstanding the foregoing provisions of this Section 1.04, unless otherwise required by law, if the Shareholder (or a qualified representative of the Shareholder) does not appear at the applicable annual or special meeting of Shareholders of the Trust to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Trust.  For purposes of this Section 1.04, to be considered a qualified representative of the Shareholder, a person must be a duly authorized officer, manager or partner of such Shareholder or must be authorized by a writing executed by such Shareholder or an electronic transmission delivered by such Shareholder to act for such Shareholder as proxy at the meeting of Shareholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of Shareholders.

(ii)      For purposes of this Section 1.04, “public announcement” shall include without limitation disclosure in a press release reported by the Dow Jones News Service, Associated Press or other comparable national news service or in a document publicly filed by the Trust with the Securities and Exchange Commission.

(iii)     Trustees need not own Shares of the Trust.  Each Trustee shall hold office until the earlier of (A) the expiration of his or her term and the election and qualification of his or her successor, (B) his or her death, (C) his or her resignation or (D) his or her removal.  To be eligible for nomination for election or appointment as a Trustee, a person may not have reached the age of 72 years at the time of such person’s nomination; provided that such requirement shall not apply to any person whom the Trustees or, if the Trustees have constituted a Nominating Committee, the Nominating Committee determines to except from such requirement.  Whether a proposed nominee satisfies the foregoing requirement shall be determined by the Trustees or, if applicable, the Nominating Committee, in its sole discretion.

(iv)     Notwithstanding the foregoing provisions of this Section 1.04, a Shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 1.04; provided however, that any references in these By-Laws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit any requirements

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applicable to nominations or proposals as to any other business to be considered pursuant to this Section 1.04 (including Section 1.04(a)(i)(C) and Section 1.04(b), which shall be the exclusive means for a Shareholder to make nominations or submit other business (other than, as provided in the penultimate sentences of paragraphs (a)(ii) and (b) of this Section 1.08, business or nominations brought properly under and in compliance with Rule 14a-8 or Rule 14a-11 of the Exchange Act, as such Rules may be amended from time to time).  Nothing in this Section 1.04 shall be deemed to affect any rights of Shareholders to request inclusion of proposals or nominations in the Trust’s proxy statement pursuant to applicable rules and regulations promulgated under the Exchange Act.

Section 1.05.  Inspectors of Election.  At any meeting of Shareholders, the Chairman (or such other person serving as chairman of the meeting) may appoint one or more Inspectors of Election or Balloting to supervise the voting at such meeting or any adjournment thereof.  If Inspectors are not so appointed, the Chairman (or such other person serving as chairman of the meeting) may, and on the request of any Shareholder present or represented and entitled to vote shall, appoint one or more Inspectors for such purpose. Each Inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of Inspector of Election or Balloting, as the case may be, at such meeting with strict impartiality and according to the best of his or her ability. If appointed, Inspectors shall take charge of the polls and, when the vote is completed, shall make a certificate of the result of the vote taken and of such other facts as may be required by law.

ARTICLE 2
Trustees and Trustees’ Meetings

Section 2.01.  Regular Meetings of Trustees.  Regular meetings of the Trustees may be held without call or notice at such places and at such times as the Trustees may from time to time determine; provided, that notice of such determination, and of the time and place of the first regular meeting thereafter, shall be given to each absent Trustee in accordance with Section 2.03 hereof.

Section 2.02.  Special Meetings of Trustees.  Special meetings of the Trustees may be held at any time and at any place when called by the President or the Treasurer or by any two (2) or more Trustees, or pursuant to a vote of the Trustees adopted at a duly constituted meeting of the Trustees; provided, that notice of the time and place thereof is given to each Trustee in accordance with Section 2.03 hereof by the Secretary or an Assistant Secretary or by the officer or the Trustees calling the meeting.

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Section 2.03.  Notice of Meetings.  Notice of any regular or special meeting of the Trustees (to the extent required) shall be sufficient if given in writing to each Trustee, and if sent by mail at least five (5) days, by a nationally recognized overnight delivery service at least two (2) days or by facsimile or electronic mail at least twenty-four (24) hours before the meeting, addressed to his or her usual or last known business or residence address, or if delivered to him in person at least twenty-four (24) hours before the meeting.  Notice of a special meeting need not be given to any Trustee who was present at an earlier meeting, not more than thirty-one (31) days prior to the subsequent meeting, at which the subsequent meeting was called.  Unless applicable law, these By-Laws or a resolution of the Trustees might otherwise dictate, notice need not state the business to be transacted at or the purpose of any meeting of the Board of Trustees. Notice of a meeting may be waived by any Trustee by written waiver of notice, executed by him or her before or after the meeting, and such waiver shall be filed with the records of the meeting.  Attendance by a Trustee at a meeting shall constitute a waiver of notice, except where a Trustee attends a meeting for the purpose of protesting, prior thereto or at its commencement, the lack of notice.  No notice need be given of action proposed to be taken by unanimous written consent.

Section 2.04.  Quorum; Presiding Trustee.  At any time when there is more than one Trustee, a quorum for all meetings of the Trustees shall be one-third, but not less than two, of the Trustees being present (within or without the State of Delaware).  Any meeting may be adjourned from time to time by a majority of the votes cast upon the question, whether or not a quorum is present, and the meeting may be held as adjourned without further notice. Unless the Trustees shall otherwise elect, generally or in a particular case, the Chairman shall be the presiding Trustee at each meeting of the Trustees.  In the absence of the Chairman, the President shall preside over the meeting.  In the absence of both the Chairman and the President, the Trustees present at the meeting shall elect one of their number as presiding Trustee of the meeting.

Section 2.05.  Participation by Telephone.  One or more of the Trustees may participate in a meeting thereof or of any committee of the Trustees by means of a conference telephone or other communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 2.06.  Location of Meetings.  Trustees’ meetings may be held at any place, within or without the State of Delaware.

Section 2.07.  Actions by Trustees.  Unless a greater proportion is required by the Declaration, these By-Laws or the 1940 Act or other applicable law, action of a majority of the Trustees present at a meeting at which a quorum is present shall constitute action of the Board of Trustees.  The results of all voting shall be recorded by the Secretary in the minute book.

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Section 2.08.  Trustees’ Action in Writing.  Nothing in this Article 2 shall limit the power of the Trustees to take action by means of a written instrument without a meeting, as provided in Section 4.02 of the Declaration.

Section 2.09.  Rulings of Presiding Trustee.  All other rules of conduct adopted and used at any Trustees’ meeting shall be determined by the presiding Trustee of such meeting, whose ruling on all procedural matters shall be final.

Section 2.10.  Chairman of the Board.  The Trustees shall from time to time elect one of the Trustees to serve as Chairman of the Board of Trustees.

ARTICLE 3
Officers

Section 3.01.  Officers of the Trust.  The officers of the Trust shall consist of a President, a Treasurer and a Secretary, and such other officers as the Trustees may designate.  Any person may hold more than one office.

Section 3.02.  Time and Terms of Election.  The President, the Treasurer, and the Secretary shall be elected by the Trustees at their first meeting and shall be elected annually thereafter at a meeting of the Trustees, as provided in Section 4.02 of the Declaration.  Such officers shall hold office until the applicable meeting of the Trustees or until their successors shall have been duly appointed, and may be removed at any meeting by the affirmative vote of a majority of the Trustees.  All other officers of the Trust may be elected or appointed at any meeting of the Trustees; provided that the Trustees may authorize the Chairman to appoint such other officers.  Such officers shall hold office for any term, or indefinitely, as determined by the Trustees, and shall be subject to removal, with or without cause, at any time by the Trustees.

Section 3.03.  Resignation and Removal.  Any officer may resign at any time by giving written notice to the Trustees.  Such resignation shall take effect at the time specified therein, and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.  If the office of any officer or agent becomes vacant by reason of death, resignation, retirement, disqualification, removal from office or otherwise, the Trustees may choose a successor, who shall hold office for the unexpired term in respect of which such vacancy occurred.

Section 3.04.  Fidelity Bond.  The Trustees may, in their discretion, direct any officer appointed by them to furnish at the expense of the Trust a fidelity bond approved by the Trustees, in such amount as the Trustees may prescribe.

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Section 3.05.  President and Vice Presidents.  The President shall, subject to the supervision of the Trustees, have general charge and supervision of the business, property and affairs of the Trust and such other powers and duties as the Trustees may prescribe.  In the absence or disability of the President, the Vice President, if any, or if there shall be more than one, the Vice Presidents in the order of their seniority or as otherwise designated by the Trustees, shall exercise all of the powers and duties of the President.  The President and, as applicable, the Vice Presidents shall have the power to execute any and all instruments in the name of the Trust, and shall do and perform such other duties as the Trustees or, in the case of the Vice Presidents, the Trustees or the President shall direct.

Section 3.06.  Treasurer and Assistant Treasurers.  The Treasurer shall be the chief financial officer of the Trust and, subject to the supervision of the Trustees, shall (a) have or supervise the custody of the Trust’s funds and Securities, (b) keep full and accurate accounts of receipts and disbursements in books belonging to the Trust, (c) deposit all moneys, and other valuable effects in the name and to the credit of the Trust, in such depositories as may be designated by the Trustees, taking proper vouchers for such disbursements, (d) render to the Trustees, whenever they may require it, an account of all his or her transactions as Treasurer and of the financial condition of the Trust and (e) have such other duties and powers as may be prescribed from time to time by the Trustees.  Any Assistant Treasurer shall have such duties and powers as shall be prescribed from time to time by the Trustees or the Treasurer, and shall be responsible to and shall report to the Treasurer.  In the absence or disability of the Treasurer, the Assistant Treasurer, if any, or if there shall be more than one, the Assistant Treasurers in the order of their seniority or as otherwise designated by the Trustees, may exercise any or all of the powers and duties of the Treasurer.

Section 3.07.  Secretary and Assistant Secretaries.  The Secretary, if and to the extent requested by the Trustees, shall (a) attend all meetings of the Trustees, any committee of the Trustees and the Shareholders and record all votes and the minutes of proceedings in a book to be kept for that purpose, (b) give or cause to be given notice of all meetings of the Trustees, any committee of the Trustees, and the Shareholders, and (c) perform such other duties as may be prescribed by the Trustees.  In the absence or disability of the Secretary, the Assistant Secretary, if any, or if there shall be more than one, the Assistant Secretaries in the order of their seniority or as otherwise designated by the Trustees, may exercise any or all of the powers and duties of the Secretary.

Section 3.08.  Substitutions.  In case of the absence or disability of any officer of the Trust, or for any other reason that the Trustees may deem appropriate, the Trustees may delegate, for the time being, any of the powers and duties of such officer to any other officer, or to any Trustee.

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Section 3.09.  Execution of Deeds, etc.  Except as the Trustees may generally or in particular cases otherwise authorize or direct, all deeds, leases, transfers, contracts, proposals, bonds, notes, checks, drafts and other obligations or instruments made, accepted or endorsed by the Trust shall be signed or endorsed on behalf of the Trust by its properly authorized officers or agents as provided in the Declaration, these By-Laws or by resolution.

Section 3.10.  Power to Vote Securities.  Unless otherwise ordered by the Trustees, the President shall have full power and authority on behalf of the Trust to give proxies for, and/or to attend and to act and to vote at, any meeting of shareholders of any corporation or other entity of which the Trust may hold shares or other securities or interests, and at any such meeting the President or his proxy shall possess and may exercise any and all rights and powers incident to the ownership of such stock which, as the owner thereof, the Trust might have possessed and exercised if present.  The Trustees, by resolution from time to time, or, in the absence thereof, the President, may confer like powers upon any other person or persons, including any other officer, as attorneys and proxies of the Trust.

Section 3.11.  Other Officers.  Other officers elected by the Trustees shall perform such duties as the Trustees may from time to time determine to be appropriate in order to conduct the business of the Trust.

ARTICLE 4
Committees

Section 4.01.  Power of Trustees to Designate Committees.  The Trustees, by vote of a Majority of the Trustees, may elect from their number an Executive Committee and any other committees and may delegate thereto some or all of their powers except those which by law, by the Declaration or by these By-Laws may not be delegated; provided, that an Executive Committee shall not be empowered to elect the President, the Treasurer or the Secretary, to amend the By-Laws, to exercise the powers of the Trustees under this Section 4.01 or under Section 4.03 hereof, or to perform any act for which the action of a Majority of the Trustees is required by law, by the Declaration or by these By-Laws. The members of any such committee shall serve at the pleasure of the Trustees.

Section 4.02.  Rules for Conduct of Committee Affairs.  Except as otherwise provided by the Trustees, each committee elected or appointed pursuant to this Article 4 may adopt such standing rules for the conduct of its affairs as it may deem appropriate, subject to review and approval of such rules and regulations by the Trustees at the next succeeding meeting of the Trustees, but in the absence of any such action or any contrary provisions by the Trustees, the business of each

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committee shall be conducted, so far as practicable, in the same manner as for the Trustees, as provided herein and in the Declaration.

Section 4.03.  Trustees May Alter, Abolish, etc., Committees.  The Trustees may at any time (a) alter or abolish any committee, (b) change the membership of any committee, or (c) revoke, rescind, waive or modify action of any committee or the authority of any committee with respect to any matter or class of matters.

Section 4.04.  Minutes; Review by Trustees.  Any committee to which the Trustees delegate any of their powers or duties shall keep records of its meetings and shall report its actions to the Trustees.

ARTICLE 5
Seal

The Trust is not required to have any seal, and the adoption or use of a seal shall be purely ornamental and be of no legal effect.  The seal of the Trust, if any, may be affixed to any instrument, and the seal and its attestation may be lithographed, engraved or otherwise printed on any document with the same force and effect as if had been imprinted and affixed manually in the same manner and with the same force and effect as if done by a Delaware business corporation. Unless otherwise required by the Trustees, any seal shall not be necessary to be placed on, and its absence shall not impair the validity of, any document, instrument or other paper executed and delivered by or on behalf of the Trust.

ARTICLE 6
Shares

Section 6.01.  Issuance of Shares.  The Trustees may issue an unlimited number of Shares in one or more classes or series either in certificated or uncertificated form.  They may issue certificates to the holders of a class or series of Shares which was originally issued in uncertificated form, and if they have issued Shares of any class or series in certificated form, they may at any time discontinue the issuance of Share certificates for such class or series and may, by written notice to such Shareholders of such class or series, require the surrender of Share certificates to the Trust for cancellation, which surrender and cancellation shall not affect the ownership of Shares for such class or series.

Section 6.02.  Uncertificated Shares.  For any class or series of Shares issued without certificates, the Trust or the Transfer Agent may either issue receipts therefor or may keep accounts of the record holders of such Shares upon the books of the Trust.  Such record holders shall in either case be deemed, for all purposes hereunder, to be the holders of such Shares as if they had received

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certificates therefor and shall be held to have expressly assented and agreed to the terms hereof and of the Declaration.

ARTICLE 7
Transfer of Shares

Section 7.01.  Transfer Agents, etc.  As contemplated by the Declaration, the Trustees shall have the authority to employ and compensate such Transfer Agents, Dividend Disbursing Agents and other servicing agents with respect to the Shares of the Trust as the Trustees shall deem appropriate.  Any of such agents shall have such power and authority as is delegated to any of them by the Trustees.

Section 7.02.  Transfer of Shares.  The Shares of the Trust shall be transferable on the books of the Trust only upon delivery to the Trustees or a transfer agent of the Trust of proper documentation as provided in the Declaration.  The Trust, or any Transfer Agent on behalf of the Trust, shall be authorized to refuse any transfer unless and until presentation of such evidence as may be reasonably required to show that the requested transfer is proper.

Section 7.03.  Registered Shareholders.  The Trust may deem and treat the holder of record of any Shares as the absolute owner thereof for all purposes and shall not be required to take any notice of any right or claim of right of any other person.

ARTICLE 8
Amendments

Section 8.01.  By-Laws Subject to Amendment.  The Trustees shall have the power to amend or repeal the By-Laws or adopt new By-Laws at any time for the conduct of the business of the Trust.  Action by the Trustees with respect to the By-Laws shall be taken by an affirmative vote of a majority of the Trustees.  The Trustees shall in no event adopt By-Laws which are in conflict with the Declaration, and any apparent inconsistency shall be construed in factor of the related provisions in the Declaration.

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Exhibit (e)

TERMS AND CONDITIONS OF
DIVIDEND REINVESTMENT PLAN

Record Holders of common shares of beneficial interest, par value $0.001 per share (the “Common Shares”), of Avenue Income Credit Strategies Fund (the “Fund”) who do not hold their Common Shares through a broker or other nominee (a “Direct Holder”) will automatically be enrolled as a participant (a “Participant”) in the Fund’s Dividend Reinvestment Plan (the “Plan”).  Holders who hold their Common Shares through a broker or other nominee and who wish to be enrolled in the Plan must contact their broker or nominee.

1.  You, State Street Bank and Trust Company (the “Plan Agent”), will act as agent for me as a Direct Holder, and will open an account for me under the Plan in the same name as my present shares of the Fund’s Common Shares are registered, and put the Plan into effect for me as of the first record date for a dividend or capital gains distribution after the Plan is commenced or Common Shares are registered in my name, unless you are otherwise notified by me in accordance with Section 11 hereof to have all dividends and distributions, net of any applicable U.S. withholding tax, paid in cash.

2.  Whenever the Fund declares a distribution from capital gains or an income dividend payable in either the Fund’s Common Shares or cash, I hereby elect, except as provided in Section 3 below, to take such dividend or distribution entirely in Common Shares, and you shall automatically receive such Common Shares, including fractions, for my account.

3.  Whenever the Fund declares a distribution from capital gains or an income dividend payable either in the Fund’s Common Shares or in cash:

(a)  If the net asset value per Common Share of the Fund exceeds the market price per Common Share plus expected brokerage commissions on the valuation date, you shall apply the amount of such dividend or distribution payable to me in cash (less my pro rata share of brokerage commissions incurred with respect to open-market purchases in connection with the reinvestment of such dividend or distribution) to the purchase on the open market of Common Shares for my account. Such purchases will be made on or shortly after the payable date for such dividend or distribution, and in no event more than 30 days after such date except where temporary curtailment or suspension of purchase is necessary to comply with applicable provisions of federal securities law.  If during this period, (i) before your broker has completed such open-

market purchases, the market price per Common Share rises so that it equals or exceeds the net asset value per share of Common Shares plus expected brokerage commissions at the valuation date or (ii) if your broker is unable to invest the full amount eligible to be reinvested hereunder in open-market purchases, you shall in either case instruct your broker to cease purchasing shares in the open market and the Fund shall issue the remaining shares of Common Shares at net asset value.

(b)  If the market price per Common Share plus expected brokerage commissions on the valuation date equals or exceeds the net asset value per Common Share, I hereby elect to take such dividend or distribution entirely in Common Shares, and you shall automatically receive such Common Shares, including fractions, for my account. The number of additional Common Shares to be credited to my account shall be determined by dividing the equivalent dollar amount of the capital gains distribution or dividend payable to me by the net asset value per Common Share of the Fund on the valuation date; provided, that in the event the market price of Common Shares on the valuation date equals or exceeds the net asset value, the Fund shall issue Common Shares at the greater of net asset value or 95% of the current market price.  I acknowledge that, with respect to Common Shares credited to my account at a price below the current market price, the discount from such market price will be taxable to me as ordinary income.

4.  For all purposes of the Plan: (a) the valuation date in respect of a distribution or dividend shall be the payable date for such distribution or dividend or, if the date is not a trading day on the New York Stock Exchange, the immediately preceding trading date; (b) the market price of the Fund’s Common Shares on a particular date shall be (i) the last sales price on the New York Stock Exchange on (A) that date or (B) if that date is not a trading day on the New York Stock Exchange, the last sales price on the immediately preceding trading date or (ii) if there was no sale on the New York Exchange on the applicable date, then the average between the closing bid and asked quotation for such Common Shares on the New York Stock Exchange on such date; and (c) the net asset value per Common Share on a particular date shall be as determined by or on behalf of the Fund.

5.  Open-market purchases provided for above may be made on any securities exchange where the Fund’s Common Shares are traded, in the over-the-counter market or in negotiated transactions and may be on such terms as to price, delivery and otherwise as you shall determine and may be made through an affiliated or unaffiliated broker. My funds held by you uninvested will not bear interest, and it is understood that, in any event, you shall have no liability in connection with any inability to purchase Common Shares within 30 days after

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the initial date of such purchase as herein provided, or with the timing of any purchases effected. You shall have no responsibility as to the value of the Common Shares of the Fund acquired for my account. For the purposes of purchases in the open market you may aggregate my purchase with those of other Participants, and the average price (including brokerage commissions) of all Common Shares purchased by you shall be the price per Common Share allocable to me.

6.  You may hold my Common Shares acquired pursuant to this Plan, together with the Common Shares of other Participants acquired pursuant to this Plan, in non-certificated form in my name or that of a broker or nominee. You will forward to me any proxy solicitation material and will vote any Common Shares so held for me only in accordance with the proxy returned by me to the Fund.

7.  You will confirm to me each acquisition made for my account as soon as practicable but not later than 45 days after the date thereof. Although I may from time to time have an undivided fractional interest (computed to three decimal places) in a share of the Fund, no certificates for a fractional share will be issued. However, dividends and distributions on fractional Common Shares will be credited to my account. In the event of termination of my account under the Plan, you will adjust for any such undivided fractional interest in cash at the market price of the Fund’s Common Shares at the time of termination.

8.  Any dividends or split Common Shares distributed by the Fund on Common Shares held by you for me will be credited to my account. In the event that the Fund makes available to its shareholders rights to purchase additional Common Shares or other securities, the Common Shares held for me under the Plan will be added to other Common Shares held by me in calculating the number of rights to be issued to me.

9.  Your service fee for handling capital gains distributions or income dividends will be paid by the Fund. I will be charged a pro rata share of brokerage commissions on all open-market purchases.

10.  I acknowledge that if my Common Shares are held in the name of a broker or other nominee, my distributions and dividends may be reinvested only if such service is provided by the broker or nominee or if the broker or nominee permits participation in the Plan.

11.  I may terminate my account under the Plan, or transfer all or some of the Common Shares held by you for me to another account (in order, for example, to sell such shares), by notifying you in writing or by telephone (although in certain circumstances written confirmation of telephone instructions may be required). In the case of termination, such termination will be effective

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immediately if my notice is received and processed by you not less than three business days prior to any dividend or distribution payment date; otherwise such termination will be effective the first trading day after the payment for such dividend or distribution with respect to any subsequent dividend or distribution. The Plan may be terminated by you or the Fund upon notice in writing mailed to me at least 30 days prior to any record date for the payment of any dividend or distribution by the Fund. Upon any termination, Common Shares will be held by the Plan Agent in non-certificated form in the name of the Participant. If I elect by notice to you in writing or by telephone in advance of such termination to have you sell part or all of my Common Shares and remit the proceeds to me, you are authorized to deduct brokerage commissions for this transaction from the proceeds.  To sell such shares, the Plan Agent may use an affiliated or unaffiliated broker.

12.  After terminating my account under the Plan, I may reopen my account at any time by notifying you in writing or by telephone. If electing to so reopen my account, you will reopen my account in the same manner as set forth in Paragraph 1 above, and will put the Plan into effect for me as of the first record date for a dividend or capital gains distribution after you receive authorization in writing or via telephone from me.

13.  These terms and conditions may be amended or supplemented by you or the Fund at any time or times but, except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any other regulatory authority, only by mailing to me appropriate written notice at least 90 days prior to the effective date thereof. The amendment or supplement shall be deemed to be accepted by me unless, prior to the effective date thereof, you receive written notice of the termination of my account under the Plan. Any such amendment may include an appointment by you in your place and stead of a successor plan agent under these terms and conditions, with full power and authority to perform all or any of the acts to be performed by you under these terms and conditions. Upon any such appointment of a successor plan agent for the purpose of receiving dividends and distributions, the Fund will be authorized to pay to such successor plan agent, for my account, all dividends and distributions payable on shares of beneficial interest of the Fund held in my name or under the Plan for retention or application to such successor plan agent as provided in these terms and conditions.

14.  You shall at all times act in good faith and agree to use your best efforts within reasonable limits to ensure the accuracy of all services performed under the Plan and to comply with applicable law, but assume no responsibility and shall not be liable for loss or damage due to errors unless such error is caused by your negligence, bad faith or willful misconduct or that of your employees.

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15.  The automatic reinvestment of dividends and distributions does not relieve Participants of any taxes which may be payable on dividends and distributions.  Participants will receive tax information annually for their personal records and to help them prepare their federal income tax return.  For further information as to tax consequences of participation in the Plan, Participants should consult with their own tax advisors.

16.  I understand that I may elect not to participate in the Plan and to receive all cash dividends and distributions in cash by contacting you, or my broker for an account held in broker name.  I understand that participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by written notice if received and processed by you not less than three business days prior to any dividend or distribution payment date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution.

17.  These terms and conditions shall be governed by the laws of The Commonwealth of Massachusetts.

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Exhibit (g)(1)

INVESTMENT ADVISORY AGREEMENT

THIS INVESTMENT ADVISORY AGREEMENT, dated as of _________, 2010 (the “Agreement”), by and between AVENUE INCOME CREDIT STRATEGIES FUND, a Delaware statutory trust (the “Fund”) and AVENUE CAPITAL MANAGEMENT II, L.P. (the “Adviser”), a Delaware limited partnership.

SECTION 1 .  Appointment and Duties of Adviser. (a) Subject to the terms and conditions set forth herein, the Fund hereby appoints the Adviser, subject to the review and supervision of the Board of Trustees of the Fund (the “Board”), to act as the investment adviser for and to manage the investment and reinvestment of the assets of the Fund in accordance with the Fund’s investment objectives and policies and limitations, and to manage the day-to-day business and affairs of the Fund (except with respect to matters in the charge of the Fund’s chief compliance officer or other service providers retained by the Fund), for the period and on the terms set forth in this Agreement.  The investment of funds shall be subject to all restrictions of applicable law and the Amended and Restated Declaration of Trust and By-Laws of the Fund, and resolutions of the Board as may from time to time be in force and delivered in writing to the Adviser.

(b)  The Adviser accepts such appointment and agrees during the term of this Agreement to:

(i)  supervise the investment activities of the Fund, including advising and consulting with the Board as the Board may reasonably request;

(ii)  continuously manage the assets of the Fund in a manner consistent with the investment objectives and policies of the Fund;

(iii)  determine the securities to be purchased, sold or otherwise disposed of by the Fund and the timing of such purchases, sales and dispositions, including the placing of purchase and sale orders on behalf of the Fund, as necessary or appropriate;

(iv)  furnish offices, facilities and equipment to the Fund to the extent necessary for the management of the Fund; and

(v)  render periodic reports to the Board as the Board may reasonably request regarding the Fund’s investment program and the services provided by the Adviser hereunder.

(c)  The Adviser may delegate any of the foregoing responsibilities to a third party with the consent of the Fund.

(d)  The Fund acknowledges that the Adviser makes no warranty that any investments made by the Adviser hereunder will not depreciate in value or at any time not be affected by adverse tax consequences, nor does it give any warranty as to the performance or profitability of the assets or the success of any investment strategy recommended or used by the Adviser.

(e)       The Adviser is authorized on behalf of the Fund to establish brokerage, bank and other accounts and agreements.

SECTION 2 .  Transactions with Affiliates.  The Adviser is authorized on behalf of the Fund, from time to time when deemed to be in the best interests of the Fund and to the extent permitted by applicable law, to purchase and/or sell securities and other instruments which the Adviser or any of its affiliates underwrites, deals in, makes a market in and/or for the issuer thereof performs or seeks to perform investment banking or other services.  The Adviser is further authorized, to the extent permitted by applicable law, to select brokers (including any brokers affiliated with the Adviser) for the execution of trades for the Fund.

SECTION 3 .  Best Execution; Research Services.  The Adviser is authorized, for the purchase and sale of the Fund’s portfolio securities and other instruments, to employ such dealers and brokers as may, in the judgment of the Adviser, implement the policy of the Fund to obtain the best execution, taking into account such factors as price, including dealer spread, the size, type and difficulty of the transaction involved, the firm’s general execution and operational facilities and the firm’s risk in positioning the securities involved.  Consistent with this policy, the Adviser is authorized to direct the execution of the Fund’s portfolio transactions to dealers and brokers furnishing statistical information or research deemed by the Adviser to be useful or valuable to the performance of its investment advisory functions for the Fund.  It is understood that in these circumstances, as contemplated by Section 28(e) of the Securities Exchange Act of 1934, as amended, the commissions paid may be higher than those which the Fund might otherwise have paid to another broker if those services had not been provided.  Information so received will be in addition to and not in lieu of the services required to be performed by the Adviser.  It is understood that the expenses of the Adviser will not necessarily be reduced as a result of the receipt of such information or research.  Research services furnished to the Adviser by brokers who effect transactions for the Fund may be used by the Adviser in servicing other investment companies, funds and accounts which it manages.  Similarly, research services furnished to the Adviser by brokers who effect transactions for other investment companies, funds and accounts which the Adviser manages may be used by the Adviser in servicing the Fund.  It is understood that not all of these research services are used by the Adviser in managing any particular account, including the Fund.

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The Adviser and its affiliates may aggregate purchase or sale orders for the Fund with purchase or sale orders for the same instrument for the accounts of other clients of the Adviser or of its affiliates and the Adviser’s own accounts, if such aggregation is consistent with applicable law.  However, the Adviser is under no obligation to aggregate any such orders under any circumstances.

SECTION 4 .  Independent Contractor.  The Adviser shall be deemed to be an independent contractor under this Agreement and, unless otherwise expressly provided or authorized, shall have no authority to act for or represent the Fund in any way or otherwise be deemed as agent of the Fund.

SECTION 5 .  Non-Exclusive Agreement.  The services of the Adviser to the Fund under this Agreement are not exclusive, and the Adviser and any of its affiliates or related persons shall be free to render similar services or other services to others.  Without limiting the generality of the foregoing, the Adviser and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with the Fund or may involve substantial time and resources from the Adviser.

SECTION 6 .  Fee. (a) For the services described in Section 1, the Fund will accrue daily and pay to the Adviser in U.S. dollars, within five business days after the end of each calendar month, a monthly investment management fee for such month at an annual rate of 1.25% of the Fund’s average daily “Managed Assets” during such month.  “Managed Assets” are the total assets of the Fund (including any assets attributable to money borrowed for investment purposes, including proceeds from (and assets subject to) reverse repurchase agreements, any credit facility and any issuance of preferred shares or notes) minus the sum of the Fund’s accrued liabilities (other than Fund liabilities incurred for the purpose of leverage).

(b)  For purposes of calculating such investment management fee, the value of the Fund’s total assets shall be computed at the time and in the manner specified for the calculation of the Fund’s total assets in the Fund’s Registration Statement on Form N-2 (in the section entitled “Net Asset Value”), as in effect from time to time, filed with the Securities and Exchange Commission (the “Commission”) under the Investment Company Act of 1940, as amended (the “1940 Act”) and the Securities Act of 1933, as amended.  Further, on any day when the value of the Fund’s total assets is not calculated, the Fund’s total assets, for purposes of calculating the investment management fee, shall be deemed to be the Fund’s total assets as of the close of business of the last day on which such calculation was made.

(c)  For the month and year in which this Agreement becomes effective or terminates, there shall be an appropriate proration of the Adviser’s fee on the

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basis of the number of days that the Agreement is in effect during such month and year, respectively.

SECTION 7 .  Expenses. (a) In addition to the fee of the Adviser, the Fund shall pay all of its expenses, including, among others, legal fees and expenses of counsel to the Fund and to the Fund’s independent trustees; insurance, including trustees and officers insurance and errors and omissions insurance; auditing and accounting expenses; taxes and governmental fees; listing fees; dues and expenses incurred in connection with membership in investment company organizations; fees and expenses of the Fund’s custodians, administrators, transfer agents, registrars and other service providers; expenses for portfolio pricing services by a pricing agent, if any; other expenses in connection with the issuance, offering and underwriting of shares or debt instruments issued by the Fund or with the securing of any credit facility or other loans for the Fund; expenses relating to investor and public relations; expenses of registering or qualifying securities of the Fund for public sale; brokerage commissions and other costs of acquiring or disposing of any portfolio holding of the Fund; expenses of preparation and distribution of reports, notices and dividends to shareholders; expenses of the dividend reinvestment plan (except for brokerage expenses paid by participants in such plan); compensation and expenses of trustees; costs of stationery; any litigation expenses; and costs of shareholder, Board and other meetings.

(b)  The Adviser shall arrange, if acceptable to the Fund, for officers or employees of the Adviser to serve, without compensation from the Fund, as trustees, officers or agents of the Fund if duly elected or appointed to such positions and subject to their individual consent and to any limitations imposed by the law.

SECTION 8 .  Interested Persons.  Subject to applicable statutes and regulations, it is understood that trustees, officers, shareholders and agents of the Fund are or may be interested in the Adviser as directors, officers, shareholders, agents or otherwise and that the directors, officers, shareholders and agents of the Adviser may be interested in the Fund as trustees, officers, shareholders, agents or otherwise.

SECTION 9 .  Liability. (a) The Adviser shall not be liable for any error of judgment or mistake of law, or for any act or omission or any loss suffered by the Fund in connection with the matters to which this Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its obligations and duties (“disabling conduct”).  The Adviser may consult with counsel and accountants in respect of the Fund’s affairs and shall be fully protected and justified in any action or inaction which is taken in accordance with the advice or opinion of such counsel

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and accountants; provided, that such counsel or accountants were selected with reasonable care.

(b)  The Fund will indemnify the Adviser against, and hold it harmless from, any and all losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses), including any amounts paid in satisfaction of judgments, in compromise or settlement or as fines or penalties, not resulting from disabling conduct by the Adviser.  Indemnification shall be made only following: (i) a final decision on the merits by a court or other body before which the proceeding was brought that the Adviser was not liable by reason of disabling conduct or (ii) in the absence of such a decision, a determination, based upon a review of the facts, that it would be reasonable to conclude that the Adviser was not liable by reason of disabling conduct by (a) the vote of a majority of a quorum of trustees of the Fund who are neither “interested persons” (as defined in the 1940 Act) of the Fund nor parties to the proceeding (“disinterested non-party trustees”) or (b) an independent legal counsel in a written opinion.  The Adviser shall be entitled to advances from the Fund for payment of the reasonable expenses (including reasonable counsel fees and expenses) incurred by it in connection with the matter as to which it is seeking indemnification in the manner and to the fullest extent permissible under law.  Prior to any such advance, the Adviser shall provide to the Fund a written affirmation of its good faith belief that the standard of conduct necessary for indemnification by the Fund has been met and a written undertaking to repay any such advance if it should ultimately be determined that the standard of conduct has not been met.  In addition, at least one of the following additional conditions shall be met:  (x) the Adviser shall provide a security in form and amount acceptable to the Fund for its undertaking; (y) the Fund is insured against losses arising by reason of the advance; or (z) a majority of a quorum of disinterested non-party trustees or independent legal counsel, in a written opinion, shall have determined, based on a review of facts readily available to the Fund at the time the advance is proposed to be made, that there is reason to believe that the Adviser may ultimately be found to be entitled to indemnification.

(c)  U.S. federal securities laws impose liabilities under certain circumstances on persons who act in good faith and nothing herein shall constitute a waiver of or limitation on any right which the Fund may have under any applicable securities laws.

SECTION 10 .  Term.  (a) This Agreement shall become effective on the date hereof and shall remain in full force for the two-year period from the effective date hereof unless sooner terminated as hereinafter provided. This Agreement shall continue in force from year to year thereafter, but only for so long as such continuance is specifically approved as least annually in the manner required by the 1940 Act.

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(b)  This Agreement shall automatically terminate in the event of its assignment (as defined in the 1940 Act).  This Agreement may be terminated at any time without the payment of any penalty by the Fund or by the Adviser on sixty (60) days written notice to the other party.  The Fund may effect termination by action of the Board or by vote of a majority of the outstanding voting securities of the Fund, accompanied by appropriate notice.

(c)  Termination of this Agreement shall not affect the right of the Adviser to receive payment on any unpaid balance of the compensation described in Section 6 above earned prior to such termination.

SECTION 11 .  Subadviser.  The Adviser may employ one or more subadvisers to perform such of the acts and services of the Adviser, and upon such terms and conditions as may be agreed upon between the Adviser and such subadviser and agreed or approved by the Trustees of the Fund, all as permitted by the 1940 Act.

SECTION 12 .  Representations and Warranties.  The Adviser represents and warrants that it is duly registered and authorized as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and the Adviser agrees to maintain effective all material registration, authorizations and licenses required for the performance of its duties hereunder, as the case may be, until the termination of this Agreement.

SECTION 13 .  Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statue, rule or otherwise, the remainder shall not thereby be affected.

SECTION 14 .  Notices.  Any notice, request, instruction, or other document to be given under this Agreement by any party hereto to the other party shall be in writing and, if other than routine business correspondence, delivered by (i) confirmed facsimile, (ii) registered or certified mail or United States Postal Service Express Mail, (iii) a nationally recognized overnight courier, (iv) hand, or (v) e-mail (so long as a receipt for such e-mail is requested and received). Such writing shall be addressed to a party as set forth below, or to such other address as a party may from time to time designate in any notice. Any notice given hereunder shall be effective upon receipt.

If to the Fund:

Avenue Income Credit Strategies Fund
399 Park Avenue, 6th Floor
New York, New York 10022
Attn:  Randolph Takian, Trustee, Chief Executive Officer and President

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If to the Adviser:

Avenue Capital Management II, L.P.
399 Park Avenue, 6th Floor
New York, New York 10022
Attn:  Sonia E. Gardner

SECTION 15 .  Disclaimer.  The Adviser acknowledges and agrees that, as provided by Section 8.01 of the Amended and Restated Declaration of Trust of the Fund, (i) this Agreement has been executed by officers of the Fund in their capacity as officers, and not individually, and (ii) the shareholders, trustees, officers, employees and other agents of the Fund shall not personally be bound by or liable hereunder, nor shall resort be had to their private property for the satisfaction of any obligation or claim hereunder and that any such resort may only be had upon the assets and property of the Fund.

SECTION 16 .  Use of the Name “Avenue”.  The Adviser hereby consents to the Fund using the identifying word “Avenue” in the name of the Fund.  Such consent is expressly conditioned upon the Fund’s employment of the Adviser, or its successor, subsidiary, parent or affiliate under common control, as investment adviser to the Fund.  As between the Adviser and the Fund, the Adviser  any and all goodwill associated with such use shall inure to the sole benefit of the Adviser.  The Fund shall use “Avenue” solely in the form stipulated by the Adviser and shall observe such standards as the Adviser from time to time prescribes.  The Adviser shall have the right to inspect any designation, document or other media bearing “Avenue” including any promotional material.   the Adviser may from time to time use, or consent to others using, the identifying word “Avenue” in any name or for  other purpose, including without limitation in the names of other investment companies, corporations or businesses that it may manage, advise, sponsor or own or in which it may have a financial interest.  The Fund acknowledges and agrees thatthe Adviser may require the Fund to cease using the identifying word “Avenue” if the Fund ceases to employ the Adviser, or its successor, subsidiary, parent or affiliate under common control, as investment adviser to the Fund.

SECTION 17 .  Governing Law.  All questions concerning the validity, meaning and effect of this Agreement shall be determined in accordance with the laws (without giving effect to the conflict-of-law principles thereof) of the State of Delaware applicable to contracts made and to be performed in that state.

SECTION 18 .  Force Majeure.  The Adviser shall not be liable for the nonperformance of its obligations hereunder by reason of any cause beyond its reasonable control, including, but not limited to, any breakdown or failure of

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transmission or communication or computer facilities, postal or other strikes or similar industrial action, and the failure of any relevant exchange, clearing house and/or broker for any reason to perform its obligations.

SECTION 19 .  Miscellaneous.  The Fund acknowledges receipt of Part II of the Adviser’s Form ADV, which states information relative to the Adviser’s investment and brokerage policies and other important matters.

SECTION 20 .  Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

SECTION 21 .  Indulgences, Not Waivers.  Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver or any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence.  No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below on the day and year first above written.

AVENUE INCOME CREDIT STRATEGIES FUND

By:
Name:
Title:

AVENUE CAPITAL MANAGEMENT II, L.P.

By:	Avenue Capital Management II GenPar, LLC, as general partner

By:
Name:
Title:

Exhibit (g)(2)

INVESTMENT SUB-ADVISORY AGREEMENT

THIS SUB-INVESTMENT ADVISORY AGREEMENT, dated as of _________, 2010 (the “Agreement”), by and between AVENUE INCOME CREDIT STRATEGIES FUND, a Delaware statutory trust (the “Fund”), AVENUE CAPITAL MANAGEMENT II, L.P., a Delaware limited partnership (the “Adviser”), and Avenue Europe International Management, L.P., a Delaware limited partnership (the “Sub-Adviser”).

WHEREAS, the Adviser has entered into an Investment Advisory Agreement, dated [•], 2010 (the “Investment Advisory Agreement”), with the Fund relating to the provision of advisory and management services; and

WHEREAS, the Fund and the Adviser wish to retain the Sub-Adviser to furnish investment advisory services to the Fund and the Adviser and the Sub-Adviser is willing to furnish such services to the Fund and the Adviser.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the Fund, the Adviser and the Sub-Adviser agree as follows:

SECTION 1 .  Appointment and Duties of Sub-Adviser. (a) Subject to the terms and conditions set forth herein, the Fund and the Adviser hereby appoint the Sub-Adviser, subject to the review and supervision of the Board of Trustees of the Fund (the “Board”), to act as the investment adviser for and to manage the investment and reinvestment of a portion of the assets of the Fund, as shall be allocated from time to time to the Sub-Adviser by an investment committee composed of representatives of the Adviser and Sub-Adviser (the “Allocated Assets”), in accordance with the Fund’s investment objectives and policies and limitations, for the period and on the terms set forth in this Agreement.  The investment of funds shall be subject to all restrictions of applicable law and the Amended and Restated Declaration of Trust and By-Laws of the Fund, and resolutions of the Board as may from time to time be in force and delivered in writing to the Sub-Adviser.

(b)  The Sub-Adviser accepts such appointment and agrees during the term of this Agreement to:

(i)  supervise the investment activities of the Fund with respect to the Allocated Assets, including advising and consulting with the Board as the Board may reasonably request;

(ii)  continuously manage the Allocated Assets in a manner consistent with the investment objectives and policies of the Fund;

(iii)  with respect to the Allocated Assets, determine the securities to be purchased, sold or otherwise disposed of by the Fund and the timing of such purchases, sales and dispositions, including the placing of purchase and sale orders on behalf of the Fund, as necessary or appropriate;

(iv)  render periodic reports to the Board as the Board may reasonably request regarding the Fund’s investment program with respect to the Allocated Assets and the services provided by the Sub-Adviser hereunder; and

(v)  make and maintain for the required period all records required to be made under the Investment Company Act of 1940, as amended (the “1940 Act”), and the rules thereunder relating to transactions with respect to the Allocated Assets effected by the Sub-Adviser, except to the extent such records are made or maintained by the Adviser.  The Sub-Adviser shall make available to the Fund and the Adviser all such records maintained by the Sub-Adviser upon reasonable request.

(c)  The Sub-Adviser may delegate any of the foregoing responsibilities to a third party with the consent of the Fund and the Adviser.

(d)  The Fund and the Adviser acknowledge that the Sub-Adviser makes no warranty that any investments made by the Sub-Adviser hereunder will not depreciate in value or at any time not be affected by adverse tax consequences, nor does it give any warranty as to the performance or profitability of the assets or the success of any investment strategy recommended or used by the Sub-Adviser.

(e)       The Sub-Adviser is authorized on behalf of the Fund to establish brokerage, bank and other accounts and agreements.

SECTION 2 .  Transactions with Affiliates.  The Sub-Adviser is authorized on behalf of the Fund, from time to time when deemed to be in the best interests of the Fund and to the extent permitted by applicable law, to purchase and/or sell securities and other instruments which the Sub-Adviser or any of its affiliates underwrites, deals in, makes a market in and/or for the issuer thereof performs or seeks to perform investment banking or other services.  The Sub-Adviser is further authorized, to the extent permitted by applicable law, to select brokers (including any brokers affiliated with the Sub-Adviser) for the execution of trades for the Fund.

SECTION 3 .  Best Execution; Research Services.  The Sub-Adviser is authorized, for the purchase and sale of the Fund’s portfolio securities and other instruments, to employ such dealers and brokers as may, in the judgment of the

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Sub-Adviser, implement the policy of the Fund to obtain the best execution, taking into account such factors as price, including dealer spread, the size, type and difficulty of the transaction involved, the firm’s general execution and operational facilities and the firm’s risk in positioning the securities involved.  Consistent with this policy, the Sub-Adviser is authorized to direct the execution of the Fund’s portfolio transactions under the management of the Sub-Adviser to dealers and brokers furnishing statistical information or research deemed by the Sub-Adviser to be useful or valuable to the performance of its investment advisory functions for the Fund.  It is understood that in these circumstances, as contemplated by Section 28(e) of the Securities Exchange Act of 1934, as amended, the commissions paid may be higher than those which the Fund might otherwise have paid to another broker if those services had not been provided.  Information so received will be in addition to and not in lieu of the services required to be performed by the Sub-Adviser.  It is understood that the expenses of the Sub-Adviser will not necessarily be reduced as a result of the receipt of such information or research.  Research services furnished to the Sub-Adviser by brokers who effect transactions for the Fund may be used by the Sub-Adviser in servicing other investment companies, funds and accounts which it manages.  Similarly, research services furnished to the Sub-Adviser by brokers who effect transactions for other investment companies, funds and accounts which the Sub-Adviser manages may be used by the Sub-Adviser in servicing the Fund.  It is understood that not all of these research services are used by the Sub-Adviser in managing any particular account, including the Fund.

The Sub-Adviser and its affiliates may aggregate purchase or sale orders for the Fund with purchase or sale orders for the same instrument for the accounts of the other clients of Sub-Adviser or of its affiliates and the Sub-Adviser’s own accounts, if such aggregation is consistent with applicable law.  However, the Sub-Adviser is under no obligation to aggregate any such orders under any circumstances.

SECTION 4 .  Independent Contractor.  The Sub-Adviser shall be deemed to be an independent contractor under this Agreement and, unless otherwise expressly provided or authorized, shall have no authority to act for or represent the Adviser or the Fund in any way or otherwise be deemed as agent of the Adviser or the Fund.

SECTION 5 .  Non-Exclusive Agreement.  The services of the Sub-Adviser to the Adviser and the Fund under this Agreement are not exclusive, and the Sub-Adviser and any of its affiliates or related persons shall be free to render similar services or other services to others.  Without limiting the generality of the foregoing, the Sub-Adviser and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such

3

activities may be in competition with the Adviser or the Fund or may involve substantial time and resources from the Sub-Adviser.

SECTION 6 .  Fee. (a) For the services described in Section 1, the Adviser shall pay to the Sub-Adviser, in U.S. dollars, out of the investment management fee it receives from the Fund, and only to the extent thereof, within ten business days after the end of each calendar month, a monthly investment management fee for such month at an annual rate of 1.25% of the average daily value of the Allocated Assets during such month; provided that, to the extent that the investment management fee payable to the Adviser by the Fund pursuant to the Investment Advisory Agreement is decreased, this sub-advisory investment management fee will be proportionately decreased.

(b)  For purposes of calculating such sub-advisory investment management fee, the value of the Fund’s Allocated Assets shall be computed at the time and in the manner specified for the calculation of the Fund’s total assets in the Fund’s Registration Statement on Form N-2 (in the section entitled “Net Asset Value”), as in effect from time to time, filed with the Securities and Exchange Commission (the “Commission”) under the 1940 Act and the Securities Act of 1933, as amended.  Further, on any day when the value of the Fund’s total assets is not calculated, the Allocated Assets, for purposes of calculating the sub-advisory investment management fee, shall be deemed to be the Allocated Assets as of the close of business of the last day on which such calculation was made.

(c)  For the month and year in which this Agreement becomes effective or terminates, there shall be an appropriate proration of the Sub-Adviser’s fee on the basis of the number of days that the Agreement is in effect during such month and year, respectively.

SECTION 7 .  Expenses. The Sub-Adviser shall not be responsible for the Fund’s expenses, including, among others, legal fees and expenses of counsel to the Fund and to the Fund’s independent trustees; insurance, including trustees and officers insurance and errors and omissions insurance; auditing and accounting expenses; taxes and governmental fees; listing fees; dues and expenses incurred in connection with membership in investment company organizations; fees and expenses of the Fund’s custodians, administrators, transfer agents, registrars and other service providers; expenses for portfolio pricing services by a pricing agent, if any; other expenses in connection with the issuance, offering and underwriting of shares or debt instruments issued by the Fund or with the securing of any credit facility or other loans for the Fund; expenses relating to investor and public relations; expenses of registering or qualifying securities of the Fund for public sale; brokerage commissions and other costs of acquiring or disposing of any portfolio holding of the Fund; expenses of preparation and distribution of reports, notices and dividends to shareholders; expenses of the dividend reinvestment plan

4

(except for brokerage expenses paid by participants in such plan); compensation and expenses of trustees; costs of stationery; any litigation expenses; and costs of shareholder, Board and other meetings.

SECTION 8 .  Interested Persons.  Subject to applicable statutes and regulations, it is understood that trustees, officers, shareholders and agents of the Fund or the Adviser are or may be interested in the Sub-Adviser as directors, officers, shareholders, agents or otherwise and that the directors, officers, shareholders and agents of the Sub-Adviser may be interested in the Fund or the Adviser as trustees, officers, shareholders, agents or otherwise.

SECTION 9 .  Liability. (a) The Sub-Adviser shall not be liable for any error of judgment or mistake of law, or for any act or omission or any loss suffered by the Adviser or the Fund in connection with the matters to which this Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Sub-Adviser in the performance of its obligations and duties (“disabling conduct”).  The Sub-Adviser may consult with counsel and accountants in respect of the Fund’s affairs and shall be fully protected and justified in any action or inaction which is taken in accordance with the advice or opinion of such counsel and accountants; provided, that such counsel or accountants were selected with reasonable care.

(b)  The Fund will indemnify the Sub-Adviser against, and hold it harmless from, any and all losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses), including any amounts paid in satisfaction of judgments, in compromise or settlement or as fines or penalties, not resulting from disabling conduct by the Sub-Adviser.  Indemnification shall be made only following: (i) a final decision on the merits by a court or other body before which the proceeding was brought that the Sub-Adviser was not liable by reason of disabling conduct or (ii) in the absence of such a decision, a determination, based upon a review of the facts, that it would be reasonable to conclude that the Sub-Adviser was not liable by reason of disabling conduct by (a) the vote of a majority of a quorum of trustees of the Fund who are neither “interested persons” (as defined in the 1940 Act) of the Fund nor parties to the proceeding (“disinterested non-party trustees”) or (b) an independent legal counsel in a written opinion.  The Sub-Adviser shall be entitled to advances from the Fund for payment of the reasonable expenses (including reasonable counsel fees and expenses) incurred by it in connection with the matter as to which it is seeking indemnification in the manner and to the fullest extent permissible under law.  Prior to any such advance, the Sub-Adviser shall provide to the Fund a written affirmation of its good faith belief that the standard of conduct necessary for indemnification by the Fund has been met and a written undertaking to repay any such advance if it should ultimately be determined that the standard of conduct has not been met.  In addition, at least one of the following additional conditions shall be met:  (x) the Sub-Adviser shall provide a security in form and

5

amount acceptable to the Fund for its undertaking; (y) the Fund is insured against losses arising by reason of the advance; or (z) a majority of a quorum of disinterested non-party trustees or independent legal counsel, in a written opinion, shall have determined, based on a review of facts readily available to the Fund at the time the advance is proposed to be made, that there is reason to believe that the Sub-Adviser may ultimately be found to be entitled to indemnification.

(c)  U.S. federal securities laws impose liabilities under certain circumstances on persons who act in good faith and nothing herein shall constitute a waiver of or limitation on any right which the Fund may have under any applicable securities laws.

SECTION 10 .  Term.  (a) This Agreement shall become effective on the date hereof and shall remain in full force for the two-year period from the effective date hereof unless sooner terminated as hereinafter provided. This Agreement shall continue in force from year to year thereafter, but only for so long as such continuance is specifically approved as least annually in the manner required by the 1940 Act.

(b)  This Agreement shall automatically terminate in the event of its assignment (as defined in the 1940 Act).  This Agreement may be terminated at any time without the payment of any penalty by the Fund, the Adviser or the Sub-Adviser on sixty (60) days written notice to the other parties.  The Fund may effect termination by action of the Board or by vote of a majority of the outstanding voting securities of the Fund, accompanied by appropriate notice.

(c)  This Agreement shall terminate automatically and immediately upon termination of the Investment Advisory Agreement between the Adviser and the Fund.

(d)  Termination of this Agreement shall not affect the right of the Sub-Adviser to receive payment on any unpaid balance of the compensation described in Section 6 above earned prior to such termination.

SECTION 11 .  Representations and Warranties.  The Sub-Adviser represents and warrants that it is duly registered and authorized as an investment adviser under the Advisers Act, and the Sub-Adviser agrees to maintain effective all material registration, authorizations and licenses required for the performance of its duties hereunder, as the case may be, until the termination of this Agreement.

SECTION 12 .  Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statue, rule or otherwise, the remainder shall not thereby be affected.

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SECTION 13 .  Notices.  Any notice, request, instruction, or other document to be given under this Agreement by any party hereto to the other parties shall be in writing and, if other than routine business correspondence, delivered by (i) confirmed facsimile, (ii) registered or certified mail or United States Postal Service Express Mail, (iii) a nationally recognized overnight courier, (iv) hand, or (v) e-mail (so long as a receipt for such e-mail is requested and received). Such writing shall be addressed to a party as set forth below, or to such other address as a party may from time to time designate in any notice. Any notice given hereunder shall be effective upon receipt.

If to the Fund:

Avenue Income Credit Strategies Fund
399 Park Avenue, 6th Floor
New York, New York 10022
Attn:  Randolph Takian, Trustee, Chief Executive Officer and President

If to the Adviser:

Avenue Capital Management II, L.P.
399 Park Avenue, 6th Floor
New York, New York 10022
Attn:  Sonia E. Gardner

If to the Sub-Adviser:

Avenue Europe International Management, L.P.
399 Park Avenue, 6th Floor
New York, New York 10022
Attn:  Sonia E. Gardner

SECTION 14 .  Disclaimer.  The Sub-Adviser acknowledges and agrees that, as provided by Section 8.01 of the Amended and Restated Declaration of Trust of the Fund, (i) this Agreement has been executed by officers of the Fund in their capacity as officers, and not individually, and (ii) the shareholders, trustees, officers, employees and other agents of the Fund shall not personally be bound by or liable hereunder, nor shall resort be had to their private property for the satisfaction of any obligation or claim hereunder and that any such resort may only be had upon the assets and property of the Fund.

SECTION 15 .  Governing Law.  All questions concerning the validity, meaning and effect of this Agreement shall be determined in accordance with the laws (without giving effect to the conflict-of-law principles thereof) of the State of Delaware applicable to contracts made and to be performed in that state.

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SECTION 16 .  Force Majeure.  The Sub-Adviser shall not be liable for the nonperformance of its obligations hereunder by reason of any cause beyond its reasonable control, including, but not limited to, any breakdown or failure of transmission or communication or computer facilities, postal or other strikes or similar industrial action, and the failure of any relevant exchange, clearing house and/or broker for any reason to perform its obligations.

SECTION 17 .  Miscellaneous.  The Fund acknowledges receipt of Part II of the Sub-Adviser’s Form ADV, which states information relative to the Sub-Adviser’s investment and brokerage policies and other important matters.

SECTION 18 .  Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

SECTION 19 .  Indulgences, Not Waivers.  Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver or any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence.  No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below on the day and year first above written.

AVENUE INCOME CREDIT STRATEGIES FUND

By:
Name:
Title:

AVENUE CAPITAL MANAGEMENT II, L.P.

By:	Avenue Capital Management II GenPar, LLC, its general partner

By:
Name:
Title:

AVENUE EUROPE INTERNATIONAL MANAGEMENT, L.P.

By:	Avenue Europe International Management GenPar, LLC, its general partner

By:
Name:
Title:

Exhbit (J)

Execution Copy

Master Custodian and Fund Accounting Services Agreement

This Agreement dated as of December 15, 2010 and effective as of the date the Fund (defined below) is declared effective by the Securities and Exchange Commission (the “SEC”) or such other date as the parties mutually agree in writing, is by and among each management investment company identified on Appendix A hereto (each such investment company and each management investment company made subject to this Agreement in accordance with Section 18.5 below, shall hereinafter be referred to as a “Fund”), and State Street Bank and Trust Company, a Massachusetts trust company (the “Custodian”).

Witnesseth:

Whereas, each Fund is or will be registered under the Investment Company Act of 1940 (as amended from time to time, the “1940 Act”) and has or is expected to issue shares of beneficial interest (“Shares”);

Whereas, each Fund desires to appoint the Custodian as its custodian, in accordance with the provisions of the 1940 Act applicable to such Fund, under the terms and conditions set forth in this Custodian Agreement (including any Schedules or Appendices hereto), and the Custodian has agreed to act as custodian for such Fund; and

Whereas, each Fund desires to retain the Custodian to furnish fund accounting services to the Fund, and the Custodian is willing to furnish such services, on the terms and conditions set forth herein.

Now, Therefore, in consideration of the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

Section 1.             Employment of Custodian and Property to be Held by It.

Each Fund hereby employs the Custodian as a custodian of its assets, including securities which the Fund desires to be held in places within the United States (“domestic securities”) and securities it desires to be held outside the United States (“foreign securities”).  Each Fund agrees to deliver to the Custodian all securities and cash owned by it, and all payments of income, payments of principal or capital distributions received by it with respect to all securities owned by it  from time to time, and the cash consideration received by it for such new or treasury Shares as may be issued or sold from time to time. The Custodian shall not be responsible for any property of a Fund which is not received by it or which it has delivered out of its custody in accordance with Proper Instructions (as such term is defined in Section 7 hereof) including, without limitation, Fund property (i) held by brokers, private bankers or other entities on behalf of the Fund (each a “Local Agent”), (ii) held by Special Sub-Custodians (as such term is defined in Section 5 hereof), (iii) held by entities which have advanced monies to or on behalf of the Fund and which have received Fund property as security for such advance(s) (each a “Pledgee”), or (iv) delivered or otherwise removed from the custody of the Custodian (a) in connection with any Free Trade (as such term is defined in Sections 2.2(14) and 2.6(7) hereof) or (b)  pursuant to Special Instructions (as such term is defined in Section 7 hereof).  With respect to uncertificated shares of registered “investment companies” (as defined in Section 3(a)(1) of the 1940 Act) (the “Underlying Shares”), whether in the same “group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the 1940 Act) or otherwise, including pursuant to Section 12(d)(1)(F) of the 1940 Act (hereinafter sometimes referred to as the “Underlying Portfolios”), the holding of confirmation statements that identify the shares as being recorded in the Custodian’s name on behalf of a Fund will be deemed custody for purposes hereof.

Upon receipt of Proper Instructions in respect of a Fund, the Custodian shall on behalf of the applicable Fund from time to time employ one or more sub-custodians located in the United States, but only in accordance with an applicable vote by the Board of Trustees or the Board of Directors of the Fund (as appropriate, and in each case, the “Board”), and provided that the Custodian shall, subject to the provisions of this Agreement, be responsible and liable to a Fund on account of any actions or omissions of any sub-custodian so employed to the extent that such sub-custodian is responsible or liable to the Custodian.  The Custodian may place and maintain each Fund’s foreign securities with foreign banking institution sub-custodians employed by the Custodian and/or foreign securities depositories, all as designated in Schedules A and B hereto, but only in accordance with the applicable provisions of Sections 3 and 4 hereof.

Section 2.	Duties of the Custodian with Respect to Fund Property to be Held in the United States.

Section 2.1             Holding Securities.  The Custodian shall hold and physically segregate for the account of each Fund all non-cash property, to be held by it in the United States, including all domestic securities owned by such Fund other than (a) securities which are maintained pursuant to Section 2.8 in an account of the Custodian with a clearing agency which acts as a securities depository or with a book-entry system authorized by the U.S. Department of the Treasury (each, a “U.S. Securities System”) and (b) Underlying Shares owned by each Fund which are maintained pursuant to Section 2.10 hereof in an account of the Custodian with State Street Bank and Trust Company or such other entity which may from time to time act as a transfer agent for the Underlying Portfolios and with respect to which the Custodian is provided with Proper Instructions (an “Underlying Transfer Agent”).

Section 2.2             Delivery of Securities.  The Custodian shall release and deliver domestic securities owned by a Fund that are held (i) by the Custodian, (ii) in a U.S. Securities System account of the Custodian, or (iii) in an account at an Underlying Transfer Agent, only upon receipt of Proper Instructions on behalf of the applicable Fund, which may be continuing instructions when deemed appropriate by the parties, and only in the following cases:

1)	Upon sale of such securities for the account of the Fund and receipt of payment therefor;

2)	Upon the receipt of payment in connection with any repurchase agreement or reverse repurchase agreement related to such securities entered into by the Fund;

3)	In the case of a sale effected through a U.S. Securities System, in accordance with the provisions of Section 2.8 hereof;

4)	To the depository agent in connection with tender or other similar offers for securities of the Fund;

5)
To the issuer thereof or its agent when such securities are called, redeemed, retired or otherwise become payable; provided that, in any such case, the cash or other consideration is to be delivered to the Custodian;

6)
To the issuer thereof, or its agent, for transfer into the name of the Fund or into the name of any nominee or nominees of the Custodian or into the name or nominee name of any agent appointed pursuant to Section 2.7 or into the name or nominee name of any sub-custodian appointed pursuant to Section 1; or for exchange for a different number of bonds, certificates or other evidence representing the same aggregate face amount or number of units; provided that, in any such case, the new securities are to be delivered to the Custodian;

7)
Upon the sale of such securities for the account of the Fund, to the broker or its clearing agent, against a receipt, for examination in accordance with “street delivery” custom; provided that in any such case, the Custodian shall have no responsibility or liability for any loss arising from the delivery of such securities prior to receiving payment for such securities except as may arise from the Custodian’s own negligence, willful misfeasance or willful misconduct;

8)
For exchange or conversion pursuant to any plan of merger, consolidation, recapitalization, reorganization or readjustment of the securities of the issuer of such securities, or pursuant to provisions for conversion contained in such securities, or pursuant to any deposit agreement; provided that, in any such case, the new securities and cash, if any, are to be delivered to the Custodian;

9)
In the case of warrants, rights or similar securities, the surrender thereof in the exercise of such warrants, rights or similar securities or the surrender of interim receipts or temporary securities for definitive securities; provided that, in any such case, the new securities and cash, if any, are to be delivered to the Custodian;

10)
For delivery in connection with any loans of securities made by the Fund (a) against receipt of collateral as agreed from time to time by the Fund, except that in connection with any loans for which collateral is to be credited to the Custodian’s account in the book-entry system authorized by the U.S. Department of the Treasury, the Custodian will not be held liable or responsible for the delivery of securities owned by the Fund prior to the receipt of such collateral or (b) to the lending agent, or the lending agent’s custodian, in accordance with written Proper Instructions (which may or may not provide for the receipt by the Custodian of collateral therefor) agreed upon from time to time by the Custodian and the Fund;

11)	For delivery as security in connection with any borrowing by a Fund requiring a pledge of assets by the Fund;

12)
For delivery in accordance with the provisions of any agreement among the Fund, the Custodian and a broker-dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act”) and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”, formerly known as The National Association of Securities Dealers, Inc.), relating to compliance with the rules of The Options Clearing Corporation and of any registered national securities exchange, or of any similar organization or organizations, regarding escrow or other arrangements in connection with transactions by the Fund;

13)
For delivery in accordance with the provisions of any agreement among a Fund, the Custodian, and a futures commission merchant registered under the Commodity Exchange Act, relating to compliance with the rules of the Commodity Futures Trading Commission (the “CFTC”) and/or any contract market, or any similar organization or organizations, regarding account deposits in connection with transactions by the Fund;

14)
Upon the sale or other delivery of such investments (including, without limitation, to one or more (a) Special Sub-Custodians or (b) additional custodians appointed by the Fund, and communicated to the Custodian from time to time via a writing duly executed by an authorized officer of the Fund, for the purpose of engaging in repurchase agreement or reverse repurchase agreement transactions(s) (each a “Repo Custodian”), and prior to receipt of payment therefor, as set forth in written Proper Instructions (such delivery in advance of payment, along with payment in advance of delivery made in accordance with Section 2.6(7), as applicable, shall each be referred to herein as a “Free Trade”), provided that such Proper Instructions shall set forth (a) the securities of the Fund to be delivered and (b) the person(s) to whom delivery of such securities shall be made;

15)
Upon receipt of instructions from the Fund’s transfer agent (the “Transfer Agent”) for delivery to such Transfer Agent or to the holders of Shares in connection with distributions in kind, as may be described from time to time in the currently effective prospectus and statement of additional information of the Fund (the “Prospectus”), in satisfaction of requests by holders of Shares for repurchase or redemption;

16)	In the case of a sale processed through the Underlying Transfer Agent of Underlying Shares, in accordance with Section 2.10 hereof;

17)	For delivery as initial or variation margin in connection with futures or options on futures contracts entered into by the Fund; and

18)
For any other purpose, but only upon receipt of Proper Instructions from the Fund specifying (a) the securities of the Fund to be delivered and (b) the person or persons to whom delivery of such securities shall be made.

Section 2.3            Registration of Securities.  Domestic securities held by the Custodian (other than bearer securities) shall be registered in the name of the applicable Fund or in the name of any nominee of such Fund or of any nominee of the Custodian which nominee shall be assigned exclusively to the Fund, unless the Fund has authorized in writing the appointment of a nominee to be used in common with other registered management investment companies having the same investment adviser as the Fund, or in the name or nominee name of any agent appointed pursuant to Section 2.7 or in the name or nominee name of any sub-custodian appointed pursuant to Section 1.  All securities accepted by the Custodian on behalf of a Fund under the terms of this Agreement shall be in “street name” or other good delivery form, provided that the Custodian will hold all such assets in an account of the Custodian as custodian containing only assets of the Fund or only assets held by the Custodian as fiduciary or custodian for its customers; provided further, that the Custodian’s records will at all times indicate the Fund and other customers for which such assets are held and their respective interest therein.  If, however, a Fund directs the Custodian to maintain securities in “street name”, the Custodian shall utilize its best efforts only to timely collect income due the Fund on such securities and to notify the Fund on a best efforts basis only of relevant corporate actions including, without limitation, pendency of calls, maturities, tender or exchange offers and declaration, record and payment dates of any dividend.

Section 2.4             Bank Accounts.  The Custodian shall open and maintain a separate bank account or accounts in the United States in the name of each Fund, subject only to draft or order by the Custodian acting pursuant to the terms of this Agreement, and shall hold in such account or accounts, subject to the provisions hereof, all cash received by it from or for the account of the Fund, other than cash maintained by the Fund in a bank account established and used in accordance with Rule 17f-3 under the 1940 Act.  Monies held by the Custodian for a Fund may be deposited by it to its credit as Custodian in the banking department of the Custodian or in such other banks or trust companies as it may in its discretion deem necessary or desirable; provided, however, that every such bank or trust company shall be qualified to act as a custodian under the 1940 Act and that each such bank or trust company and the monies to be deposited with each such bank or trust company shall on behalf of each applicable Fund be approved by vote of a majority of the Board.  Such monies shall be deposited by the Custodian in its capacity as Custodian and shall be withdrawable by the Custodian only in that capacity.

Section 2.5             Collection of Income.  Except with respect to Fund property released and delivered pursuant to Section 2.2(14) or purchased pursuant to Section 2.6(7), and subject to the provisions of Section 2.3, the Custodian shall collect on a timely basis all income and other payments with respect to registered domestic securities held hereunder to which each Fund shall be entitled either by law or pursuant to custom in the securities business, and shall collect on a timely basis all income and other payments with respect to bearer domestic securities if, on the date of payment by the issuer, such securities are held by the Custodian or its agent thereof and shall credit such income, as collected, to such Fund’s custodian account.  Without limiting the generality of the foregoing, the Custodian shall detach and present for payment all coupons and other income items requiring presentation as and when they become due and shall collect interest when due on securities held hereunder.  Income due to a Fund on securities loaned pursuant to the provisions of Section 2.2 (10) shall be the responsibility of such Fund.  The Custodian will have no duty or responsibility in connection therewith, other than to provide the Fund with such information or data as may be necessary to assist the Fund in arranging for the timely delivery to the Custodian of the income to which the Fund is properly entitled.

Section 2.6             Payment of Fund Monies.  Upon receipt of Proper Instructions on behalf of the applicable Fund, which may be continuing instructions when deemed appropriate by the parties, the Custodian shall pay out monies of a Fund in the following cases only:

1)
Upon the purchase of domestic securities, options, futures contracts or options on futures contracts for the account of the Fund but only (a) against the delivery of such securities or evidence of title to such options, futures contracts or options on futures contracts to the Custodian (or any bank, banking firm or trust company doing business in the United States or abroad which is qualified under the 1940 Act to act as a custodian and has been designated by the Custodian as its agent for this purpose) registered in the name of the Fund or in the name of a nominee of the Custodian referred to in Section 2.3 hereof or in proper form for transfer; (b) in the case of a purchase effected through a U.S. Securities System, in accordance with the conditions set forth in Section 2.8 hereof; (c) in the case of a purchase of Underlying Shares, in accordance with the conditions set forth in Section 2.10 hereof; (d) in the case of repurchase agreements or reverse repurchase agreements entered into between the Fund and the Custodian, or another bank, or a broker-dealer which is a member of FINRA, (i) against delivery of the securities either in certificate form or through an entry crediting the Custodian’s account at the Federal Reserve Bank with such securities or (ii) against delivery of the receipt evidencing purchase by the Fund of securities owned by the Custodian along with written evidence of the agreement by the Custodian to repurchase such securities from the Fund; or (e) for transfer to a time deposit account of the Fund in any bank, whether domestic or foreign; such transfer may be effected prior to receipt of a confirmation from a broker and/or the applicable bank pursuant to Proper Instructions from the Fund as defined herein;

2)	In connection with conversion, exchange or surrender of securities owned by the Fund as set forth in Section 2.2 hereof;

3)	For the redemption or repurchase of Shares issued as set forth in Section 6 hereof;

4)
For the payment of any expense or liability incurred by the Fund, including but not limited to the following payments for the account of the Fund: interest, taxes, management, accounting, transfer agent and legal fees, and operating expenses of the Fund whether or not such expenses are to be in whole or part capitalized or treated as deferred expenses;

5)
For the payment of any dividends on Shares declared pursuant to the Fund’s articles of incorporation or organization and by-laws or agreement or declaration of trust, as applicable, and Prospectus (collectively, “Governing Documents”);

6)	For payment of the amount of dividends received in respect of securities sold short;

7)
Upon the purchase of domestic investments including, without limitation, repurchase agreement or reverse repurchase agreement  transactions involving delivery of Fund monies to Repo Custodian(s), and prior to receipt of such investments, as set forth in written Proper Instructions (such payment in advance of delivery, along with delivery in advance of payment made in accordance with Section 2.2(14), as applicable, shall each be referred to herein as a “Free Trade”), provided that such Proper Instructions shall also set forth (a) the amount of such payment and (b) the person(s) to whom such payment is made;

8)	For payment as initial or variation margin in connection with futures or options on futures contracts entered into by the Fund; and

9)
For any other purpose, but only upon receipt of Proper Instructions from the Fund on behalf of the Fund specifying (a) the amount of such payment and (b) the person or persons to whom such payment is to be made.

Section 2.7             Appointment of Agents.  The Custodian may at any time or times in its discretion appoint (and may at any time remove) any other bank or trust company which is itself qualified under the 1940 Act to act as a custodian, as its agent to carry out such of the provisions of this Section 2 as the Custodian may from time to time direct; provided, however, that the appointment of any agent shall not relieve the Custodian of its responsibilities or liabilities hereunder.  The Underlying Transfer Agent shall not be deemed an agent or sub-custodian of the Custodian for purposes of this Section 2.7 or any other provision of this Agreement.

Section 2.8             Deposit of Fund Assets in U.S. Securities Systems.  The Custodian may deposit and/or maintain securities owned by a Fund in a U.S. Securities System in compliance with the conditions of Rule 17f-4 under the 1940 Act, as amended from time to time.

Section 2.9             Segregated Account.  The Custodian shall upon receipt of Proper Instructions on behalf of the applicable Fund, establish and maintain a segregated account or accounts for and on behalf of each such Fund, into which account or accounts may be transferred cash and/or securities, including securities maintained in an account by the Custodian pursuant to Section 2.8 hereof, (a) in accordance with the provisions of any agreement among the Fund, the Custodian and a broker-dealer registered under the Exchange Act and a member of FINRA (or any futures commission merchant registered under the Commodity Exchange Act), relating to compliance with the rules of The Options Clearing Corporation and of any registered national securities exchange (or the CFTC or any registered contract market), or of any similar organization or organizations, regarding escrow or other arrangements in connection with transactions by the Fund, (b) for purposes of segregating cash or government securities in connection with options purchased, sold or written by the Fund or commodity futures contracts or options thereon purchased or sold by the Fund, (c) for the purposes of compliance by the Fund with the procedures required by Investment Company Act Release No. 10666, or any subsequent release of the U.S. Securities and Exchange Commission, or interpretative opinion of the staff of the SEC, relating to the maintenance of segregated accounts by registered management investment companies, and (d) for any other purpose in accordance with Proper Instructions.

Section 2.10           Deposit of Fund Assets with the Underlying Transfer Agent.  Underlying Shares beneficially owned by the Fund shall be deposited and/or maintained in an account or accounts maintained with an Underlying Transfer Agent and the Custodian’s only responsibilities with respect thereto shall be limited to the following:

1)
Upon receipt of a confirmation or statement from an Underlying Transfer Agent that such Underlying Transfer Agent is holding or maintaining Underlying Shares in the name of the Custodian (or a nominee of the Custodian) for the benefit of a Fund, the Custodian shall identify by book-entry that such Underlying Shares are being held by it as custodian for the benefit of such Fund.

2)
In respect of the purchase of Underlying Shares for the account of a Fund, upon receipt of Proper Instructions, the Custodian shall pay out monies of such Fund as so directed, and record such payment from the account of such Fund on the Custodian’s books and records.

3)
In respect of the sale or redemption of Underlying Shares for the account of a Fund, upon receipt of Proper Instructions, the Custodian shall transfer such Underlying Shares as so directed, record such transfer from the account of such Fund on the Custodian’s books and records and, upon the Custodian’s receipt of the proceeds therefor, record such payment for the account of such Fund on the Custodian’s books and records.

The Custodian shall not be liable to a Fund for any loss or damage to the Fund resulting from the maintenance of Underlying Shares with an Underlying Transfer Agent except for losses resulting directly from the fraud, negligence, willful misfeasance or willful misconduct of the Custodian or any of its agents or of any of its or their employees.

Section 2.11           Ownership Certificates for Tax Purposes.  The Custodian shall execute ownership and other certificates and affidavits for all federal and state tax purposes in connection with receipt of income or other payments with respect to domestic securities of each Fund held by it and in connection with transfers of securities.

Section 2.12           Proxies.  Except with respect to Fund property released and delivered pursuant to Section 2.2(14), or purchased pursuant to Section 2.6(7), the Custodian shall, with respect to the domestic securities held hereunder, cause to be promptly executed by the registered holder of such securities, if the securities are registered otherwise than in the name of the Fund or a nominee of the Fund, all proxies, without indication of the manner in which such proxies are to be voted, and shall promptly deliver to the Fund such proxies, all proxy soliciting materials and all notices relating to such securities.

Section 2.13           Communications Relating to Fund Securities.  Except with respect to Fund property released and delivered pursuant to Section 2.2(14), or purchased pursuant to Section 2.6(7), and subject to the provisions of Section 2.3, the Custodian shall transmit promptly to the Fund all written information (including, without limitation, pendency of calls and maturities of domestic securities and expirations of rights in connection therewith and notices of exercise of call and put options written by the Fund and the maturity of futures contracts purchased or sold by the

Fund received by the Custodian from issuers of the securities being held for the Fund.  With respect to tender or exchange offers, the Custodian shall transmit promptly to the applicable Fund all written information received by the Custodian from issuers of the securities whose tender or exchange is sought and from the party (or its agents) making the tender or exchange offer.  The Custodian shall not be liable for any untimely exercise of any tender, exchange or other right or power in connection with domestic securities or other property of the Fund at any time held by it unless (i) the Custodian is in actual possession of such domestic securities or property and (ii) the Custodian receives Proper Instructions with regard to the exercise of any such right or power, and both (i) and (ii) occur at least three business days prior to the date on which the Custodian is to take action to exercise such right or power.  The Custodian shall also transmit promptly to the applicable Fund all written information received by the Custodian regarding any class action or other litigation in connection with Fund securities or other property issued in the United States and then held, or previously held, during the term of this Agreement by the Custodian for the account of the Fund, including, but not limited to, opt-out notices and proof-of-claim forms. For avoidance of doubt, upon and after the effective date of any termination of this Agreement with respect to a Fund, the Custodian shall have no responsibility to so transmit any information under this Section 2.13.

Section 3.             Provisions Relating to Rules 17f-5 and 17f-7.

Section 3.1.            Definitions.  As used throughout this Agreement, the capitalized terms set forth below shall have the indicated meanings:

“Country Risk” means all factors reasonably related to the systemic risk of holding Foreign Assets in a particular country including, but not limited to, such country’s political environment, economic and financial infrastructure (including any Eligible Securities Depository operating in the country), prevailing or developing custody and settlement practices, and laws and regulations applicable to the safekeeping and recovery of Foreign Assets held in custody in that country.

“Eligible Foreign Custodian” has the meaning set forth in section (a)(1) of Rule 17f-5; the term does not include any Eligible Securities Depository.

“Eligible Securities Depository” has the meaning set forth in section (b)(1) of Rule 17f-7.

“Foreign Assets” has the meaning set forth in section (a)(2) of Rule 17f-5.

“Foreign Custody Manager” has the meaning set forth in section (a)(3) of Rule 17f-5.

“Rule 17f-5” means Rule 17f-5 promulgated under the 1940 Act, as amended from time to time.

“Rule 17f-7” means Rule 17f-7 promulgated under the 1940 Act, as amended from time to time.

Section 3.2.            The Custodian as Foreign Custody Manager.

3.2.1          Delegation to the Custodian as Foreign Custody Manager.  Each Fund, by resolution adopted by its Board, hereby delegates to the Custodian, subject to Section (b) of Rule 17f-5, the responsibilities set forth in this Section 3.2 with respect to Foreign Assets of the

Fund held outside the United States, and the Custodian hereby accepts such delegation as Foreign Custody Manager with respect to such Fund.

3.2.2          Countries Covered. The Foreign Custody Manager shall be responsible for performing the delegated responsibilities defined below only with respect to the countries and custody arrangements for each such country listed on Schedule A to this Agreement, which list of countries may be amended from time to time by a Fund in respect of itself with the agreement of the Foreign Custody Manager.  The Foreign Custody Manager shall list on Schedule A the Eligible Foreign Custodians selected by the Foreign Custody Manager to maintain the assets of a Fund, which list of Eligible Foreign Custodians may be amended from time to time in the sole discretion of the Foreign Custody Manager.  The Foreign Custody Manager will provide amended versions of Schedule A in accordance with Section 3.2.5 hereof.

Upon the receipt by the Foreign Custody Manager of Proper Instructions to open an account or to place or maintain Foreign Assets in a country listed on Schedule A, and the fulfillment by the applicable Fund of the applicable account opening requirements for such country, the Foreign Custody Manager shall be deemed to have been delegated by such Fund’s Board responsibility as Foreign Custody Manager with respect to that country and to have accepted such delegation.  Execution of this Agreement by each Fund shall be deemed to be a Proper Instruction to open an account, or to place or maintain Foreign Assets, in each country listed on Schedule A.  Following the receipt of Proper Instructions directing the Foreign Custody Manager to close the account of a Fund with the Eligible Foreign Custodian selected by the Foreign Custody Manager in a designated country, the delegation by the Board on behalf of such Fund to the Custodian as Foreign Custody Manager for that country shall be deemed to have been withdrawn and the Custodian shall immediately cease to be the Foreign Custody Manager with respect to such Fund with respect to that country.

The Foreign Custody Manager may withdraw its acceptance of delegated responsibilities with respect to a designated country upon written notice to the Fund.  Forty-five days (or such longer period to which the parties agree in writing and the Custodian shall not unreasonably withhold its agreement) after receipt of any such notice by the Fund, the Custodian shall have no further responsibility in its capacity as Foreign Custody Manager to the Fund with respect to the country as to which the Custodian’s acceptance of delegation is withdrawn.

3.2.3          Scope of Delegated Responsibilities:

(a)           Selection of Eligible Foreign Custodians. Subject to the provisions of this Section 3.2 (including but not limited to Section 3.2.2), the Foreign Custody Manager may place and maintain the Foreign Assets in the care of the Eligible Foreign Custodian selected by the Foreign Custody Manager in each country listed on Schedule A, as amended from time to time.  In performing its delegated responsibilities as Foreign Custody Manager to place or maintain Foreign Assets with an Eligible Foreign Custodian, the Foreign Custody Manager shall determine that the Foreign Assets will be subject to reasonable care, based on the standards applicable to custodians in the country in which the Foreign Assets will be held by that Eligible Foreign Custodian, after considering all factors relevant to the safekeeping of such assets, including, without limitation the factors specified in Rule 17f-5(c)(1).

(b)           Contracts With Eligible Foreign Custodians. The Foreign Custody Manager shall determine that the contract governing the foreign custody arrangements with each Eligible Foreign Custodian selected by the Foreign Custody Manager will satisfy the requirements of Rule 17f-5(c)(2).

(c)           Monitoring.  In each case in which the Foreign Custody Manager maintains Foreign Assets with an Eligible Foreign Custodian selected by the Foreign Custody Manager, the Foreign Custody Manager shall have established a system to monitor (i) the appropriateness of maintaining the Foreign Assets with such Eligible Foreign Custodian and (ii) the performance of the contract governing the custody arrangements established by the Foreign Custody Manager with the Eligible Foreign Custodian under Rule 17f-5(c)(2).  In the event the Foreign Custody Manager determines that the custody arrangements with an Eligible Foreign Custodian it has selected are no longer appropriate, the Foreign Custody Manager shall notify the Board in accordance with Section 3.2.5 hereunder.

3.2.4           Guidelines for the Exercise of Delegated Authority. For purposes of this Section 3.2, the Board shall be deemed to have considered and determined to accept such Country Risk as is incurred by placing and maintaining the Foreign Assets in each country for which the Custodian is serving as Foreign Custody Manager of the Fund.

3.2.5           Reporting Requirements. The Foreign Custody Manager shall report the withdrawal of the Foreign Assets from an Eligible Foreign Custodian and the placement of such Foreign Assets with another Eligible Foreign Custodian by providing to the Board an amended Schedule A at the end of the calendar quarter in which an amendment to such Schedule has occurred. The Foreign Custody Manager shall make written reports notifying the Board of any other material change in the foreign custody arrangements of the Funds described in this Section 3.2 after the occurrence of the material change.

3.2.6           Standard of Care as Foreign Custody Manager of a Fund.  In performing the responsibilities delegated to it, the Foreign Custody Manager agrees to exercise reasonable care, prudence and diligence such as a person having responsibility for the safekeeping of assets of management investment companies registered under the 1940 Act would exercise.

3.2.7           Representations with Respect to Rule 17f-5. The Foreign Custody Manager represents to each Fund that it is a U.S. Bank as defined in section (a)(7) of Rule 17f-5 and is otherwise eligible to serve as a Foreign Custody Manager under Rule 17f-5.  Each Fund represents to the Custodian that its Board has determined that it is reasonable for such Board to rely on the Custodian to perform the responsibilities delegated pursuant to this Agreement to the Custodian as the Foreign Custody Manager of the applicable Fund.

3.2.8           Effective Date and Termination of the Custodian as Foreign Custody Manager. Each Board’s delegation to the Custodian as Foreign Custody Manager of the applicable Fund(s) shall be effective as of the date hereof and shall remain in effect until terminated at any time, without penalty, by written notice from the terminating party to the non-terminating party.  Termination will become effective forty-five (45) days after receipt by the non-terminating party of such notice.  The provisions of Section 3.2.2 hereof shall govern the delegation to and termination of the Custodian as Foreign Custody Manager of the Funds with respect to designated countries.

Section 3.3             Eligible Securities Depositories.

3.3.1           Analysis and Monitoring.  The Custodian shall (a) provide the Fund (or its duly-authorized investment manager or investment adviser) with an analysis of the custody risks associated with maintaining assets with the Eligible Securities Depositories set forth on Schedule B hereto in accordance with section (a)(1)(i)(A) of Rule 17f-7, and (b) monitor such risks on a continuing basis, and promptly notify the Fund (or its duly-authorized investment manager or investment adviser) of any material change in such risks, in accordance with section (a)(1)(i)(B) of Rule 17f-7.

3.3.2           Standard of Care. The Custodian agrees to exercise reasonable care, prudence and diligence in performing the duties set forth in Section 3.3.1.

Section 4.	Duties of the Custodian with Respect to Fund Property Held Outside the United States.

Section 4.1             Definitions.  As used throughout this Agreement, the capitalized terms set forth below shall have the indicated meanings:

“Foreign Securities System” means an Eligible Securities Depository listed on Schedule B hereto.

“Foreign Sub-Custodian” means an Eligible Foreign Custodian.

Section 4.2.            Holding Securities.  The Custodian shall identify on its books as belonging to a Fund the foreign securities placed with and maintained by each Foreign Sub-Custodian or Foreign Securities System with respect to such Fund.  The Custodian may hold foreign securities for all of its customers, including each Fund, with any Foreign Sub-Custodian in an account that is identified as belonging to the Custodian for the benefit of its customers, provided however, that (i) the records of the Custodian with respect to foreign securities of each Fund which are maintained in such account shall identify those securities as belonging to such Fund and (ii) to the extent permitted and customary in the market in which the account is maintained, the Custodian shall require that securities so held by the Foreign Sub-Custodian be held separately from any assets of such Foreign Sub-Custodian or of other customers of such Foreign Sub-Custodian.

Section 4.3.            Foreign Securities Systems.  Foreign securities shall be maintained in a Foreign Securities System in a designated country through arrangements implemented by the Custodian or a Foreign Sub-Custodian, as applicable, in such country.  (Foreign Securities Systems and U.S. Securities Systems are collectively referred to herein as “Securities Systems”)

Section 4.4.            Transactions in Foreign Custody Account.

4.4.1.         Delivery of Foreign Assets.  The Custodian or a Foreign Sub-Custodian shall release and deliver foreign securities of a Fund held by the Custodian or such Foreign Sub-

Custodian, or in a Foreign Securities System account, only upon receipt of Proper Instructions, which may be continuing instructions when deemed appropriate by the parties, and only in the following cases:

(i)
Upon the sale of such foreign securities for the Fund in accordance with commercially reasonable market practice in the country where such foreign securities are held or traded, including, without limitation: (A) delivery against expectation of receiving later payment; or (B) in the case of a sale effected through a Foreign Securities System, in accordance with the rules governing the operation of the Foreign Securities System;

(ii)	In connection with any repurchase agreement or reverse repurchase agreement related to foreign securities;

(iii)	To the depository agent in connection with tender or other similar offers for foreign securities of the Fund;

(iv)	To the issuer thereof or its agent when such foreign securities are called, redeemed, retired or otherwise become payable;

(v)
To the issuer thereof, or its agent, for transfer into the name of the Custodian (or the name of the respective Foreign Sub-Custodian or of any nominee of the Custodian or such Foreign Sub-Custodian) or for exchange for a different number of bonds, certificates or other evidence representing the same aggregate face amount or number of units;

(vi)
To brokers, clearing banks or other clearing agents for examination or trade execution in accordance with market custom; provided that in any such case, the Foreign Sub-Custodian shall have no responsibility or liability for any loss arising from the delivery of such foreign securities prior to receiving payment for such foreign securities except as may arise from the Foreign Sub-Custodian’s own negligence, willful misfeasance or willful misconduct;

(vii)
For exchange or conversion pursuant to any plan of merger, consolidation, recapitalization, reorganization or readjustment of the securities of the issuer of such securities, or pursuant to provisions for conversion contained in such securities, or pursuant to any deposit agreement;

(viii)
In the case of warrants, rights or similar foreign securities, the surrender thereof in the exercise of such warrants, rights or similar securities or the surrender of interim receipts or temporary securities for definitive securities;

(ix)	For delivery as security in connection with any borrowing by a Fund requiring a pledge of assets by the Fund;

(x)	In connection with trading in options and futures contracts, including delivery as original margin and variation margin;

(xi)
Upon the sale or other delivery of such foreign securities (including, without limitation, to one or more Special Sub-Custodians or Repo Custodians) as a Free Trade, provided that applicable Proper Instructions shall set forth (A) the foreign securities to be delivered and (B) the person or persons to whom delivery shall be made;

(xii)	In connection with the lending of foreign securities; and

(xiii)
For any other purpose, but only upon receipt of Proper Instructions specifying (A) the foreign securities to be delivered and (B) the person or persons to whom delivery of such securities shall be made.

4.4.2.         Payment of Fund Monies.  Upon receipt of Proper Instructions, which may be continuing instructions when deemed appropriate by the parties, the Custodian shall pay out, or direct the respective Foreign Sub-Custodian or the respective Foreign Securities System to pay out, monies of a Fund in the following cases only:

(i)
Upon the purchase of foreign securities for the Fund, unless otherwise directed by Proper Instructions, by (A) delivering money to the seller thereof or to a dealer therefor (or an agent for such seller or dealer) against expectation of receiving later delivery of such foreign securities; or (B) in the case of a purchase effected through a Foreign Securities System, in accordance with the rules governing the operation of such Foreign Securities System;

(ii)	In connection with the conversion, exchange or surrender of foreign securities of the Fund;

(iii)
For the payment of any expense or liability of the Fund, including but not limited to the following payments:  interest, taxes, investment advisory fees, transfer agency fees, fees under this Agreement, legal fees, independent accountant fees, and other operating expenses;

(iv)	For the purchase or sale of foreign exchange or foreign exchange contracts for the Fund, including transactions executed with or through the Custodian or its Foreign Sub-Custodians;

(v)	In connection with trading in options and futures contracts, including delivery as original margin and variation margin;

(vi)
Upon the purchase of foreign investments including, without limitation, repurchase agreement or reverse repurchase agreement transactions involving delivery of Fund monies to Repo Custodian(s), as a Free Trade, provided that applicable Proper

Instructions shall set forth (A) the amount of such payment and (B) the person or persons to whom payment shall be made;

(vii)	For payment of part or all of the dividends received in respect of securities sold short;

(viii)	In connection with the borrowing or lending of foreign securities; and

(ix)	For any other purpose, but only upon receipt of Proper Instructions specifying (A) the amount of such payment and (B) the person or persons to whom such payment is to be made.

4.4.3.       Market Conditions.  Notwithstanding any provision of this Agreement to the contrary, settlement and payment for Foreign Assets received for the account of a Fund and delivery of Foreign Assets maintained for the account of a Fund may be effected in accordance with the customary established securities trading or processing practices and procedures in the country or market in which the transaction occurs, including, without limitation, delivering Foreign Assets to the purchaser thereof or to a dealer therefor (or an agent for such purchaser or dealer) with the expectation of receiving later payment for such Foreign Assets from such purchaser or dealer.

The Custodian shall provide to each Board the information described on Schedule C hereto with respect to custody and settlement practices in countries in which the Custodian employs a Foreign Sub-Custodian or uses a Foreign Securities System at the time or times set forth on such Schedule.  The Custodian may revise Schedule C from time to time, provided that no such revision shall result in a Board being provided with substantively less information than had been previously provided hereunder.

Section 4.5.            Registration of Foreign Securities.  The foreign securities maintained in the custody of a Foreign Sub-Custodian (other than bearer securities) shall be registered in the name of the applicable Fund or in the name of the Custodian or in the name of any Foreign Sub-Custodian or in the name of any nominee of the foregoing provided, however, that any such registration in the name of the Custodian, Foreign Sub-Custodian or nominee indicates such securities are being held for the benefit of customers and not, in any event, for the benefit of the Custodian or a Foreign Sub-Custodian or any nominee thereof), and the Fund  agrees to hold any such nominee harmless from any liability as a holder of record of such foreign securities.  The Custodian or a Foreign Sub-Custodian shall not be obligated to accept securities on behalf of a Fund under the terms of this Agreement unless the form of such securities and the manner in which they are delivered are in accordance with reasonable market practice.

Section 4.6             Bank Accounts.  The Custodian shall identify on its books as belonging to the applicable Fund cash (including cash denominated in foreign currencies) deposited with the Custodian.  Where the Custodian is unable to maintain, or market practice does not facilitate the maintenance of, cash on the books of the Custodian, a bank account or bank accounts shall be opened and maintained outside the United States on behalf of a Fund with a Foreign Sub-Custodian.  All accounts referred to in this Section shall be subject only to draft or order by the Custodian (or, if applicable, such Foreign Sub-Custodian) acting pursuant to the terms of this Agreement to hold cash received by or from or for the account of the Fund.  Cash maintained on the books of the Custodian (including its branches, subsidiaries and affiliates), regardless of currency denomination, is maintained in bank accounts established under, and subject to the laws of, The Commonwealth of Massachusetts.

Section 4.7.            Collection of Income.  The Custodian shall use reasonable commercial efforts to collect all income and other payments with respect to the Foreign Assets held hereunder to which a Fund shall be entitled and shall credit such income, as collected, to the applicable Fund.  In the event that extraordinary measures are required to collect such income, the Fund and the Custodian shall consult as to such measures and as to the compensation and expenses of the Custodian relating to such measures.

Section 4.8             Shareholder Rights. With respect to the foreign securities held pursuant to this Section 4, the Custodian shall use reasonable commercial efforts to facilitate the exercise of voting and other shareholder rights, subject always to the laws, regulations and practical constraints that may exist in the country where such securities are issued.  Each Fund acknowledges that local conditions, including lack of regulation, onerous procedural obligations, lack of notice and other factors may have the effect of severely limiting the ability of such Fund to exercise shareholder rights.

Section 4.9.            Communications Relating to Foreign Securities. The Custodian shall transmit promptly to the applicable Fund written information with respect to materials received by the Custodian via the Foreign Sub-Custodians from issuers of the foreign securities being held for the account of the Fund (including, without limitation, pendency of calls and maturities of foreign securities and expirations of rights in connection therewith).  With respect to tender or exchange offers, the Custodian shall transmit promptly to the applicable Fund written information with respect to materials so received by the Custodian from issuers of the foreign securities whose tender or exchange is sought or from the party (or its agents) making the tender or exchange offer.  The Custodian shall not be liable for any untimely exercise of any tender, exchange or other right or power in connection with foreign securities or other property of a Fund at any time held by it unless (i) the Custodian or the respective Foreign Sub-Custodian is in actual possession of such foreign securities or property and (ii) the Custodian receives Proper Instructions with regard to the exercise of any such right or power, and both (i) and (ii) occur at least three business days prior to the date on which the Custodian is to take action to exercise such right or power.  The Custodian shall also transmit promptly to the applicable Fund all written information received by the Custodian via the Foreign Sub-Custodians from issuers of the foreign securities being held for the account of a Fund regarding any class action or other litigation in connection with Fund foreign securities or other assets issued outside the United States and then held, or previously held, during the term of this Agreement by the Custodian via a Foreign Sub-Custodian for the account of the Fund, including, but not limited to, opt-out notices and proof-of-claim forms.  For avoidance of doubt, upon and after the effective date of any termination of this Agreement with respect to a Fund, the Custodian shall have no responsibility to so transmit any information under this Section 4.9.

Section 4.10.          Liability of Foreign Sub-Custodians.  Each agreement pursuant to which the Custodian employs a Foreign Sub-Custodian shall, to the extent possible, require the Foreign Sub-Custodian to exercise reasonable care in the performance of its duties, and to indemnify, and hold harmless, the Custodian from and against any loss, damage, cost, expense, liability or claim arising out of or in connection with the Foreign Sub-Custodian’s performance of such obligations.  At a Fund’s election, the Fund shall be entitled to be subrogated to the rights of the Custodian with respect to any claims against a Foreign Sub-Custodian as a consequence of any such loss, damage, cost, expense, liability or claim if and to the extent that the Fund has not been made whole for any such loss, damage, cost, expense, liability or claim.

Section 4.11           Tax Law.  The Custodian shall have no responsibility or liability for any obligations now or hereafter imposed on any Fund or the Custodian as custodian of the Fund (i.e. other than its general business presence in any jurisdiction) by the tax law of the United States or of any state or political subdivision thereof.  It shall be the responsibility of each Fund to notify the Custodian of the obligations imposed on such Fund or the Custodian as custodian of the Fund by the tax law of countries other than those mentioned in the above sentence, including responsibility for withholding and other taxes, assessments or other governmental charges, certifications and governmental reporting.  The sole responsibility of the Custodian with regard to such tax law shall be to use reasonable efforts to assist the Fund with respect to any claim for exemption or refund under the tax law of countries for which such Fund has provided such information.

Section 4.12.          Liability of Custodian.  The Custodian shall be liable for the acts or omissions of a Foreign Sub-Custodian to the same extent as set forth with respect to sub-custodians generally in this Agreement and, regardless of whether assets are maintained in the custody of a Foreign Sub-Custodian or a Foreign Securities System, the Custodian shall not be liable for any loss, damage, cost, expense, liability or claim resulting from nationalization, expropriation, currency restrictions, or acts of war or terrorism, or any other loss where the Sub-Custodian has otherwise acted with reasonable care.

Section 5.             Special Sub-Custodians.

Upon receipt of Special Instructions (as such term is defined in Section 7 hereof), the Custodian shall appoint one or more banks, trust companies or other entities designated in such Special Instructions to act as a sub-custodian for the purposes of effecting such transactions as may be designated by a Fund in Special Instructions.  Each such designated sub-custodian is referred to herein as a “Special Sub-Custodian.”  Each such duly appointed Special Sub-Custodian shall be listed on Schedule D hereto, as it may be amended from time to time by a Fund, with the acknowledgment of the Custodian.  In connection with the appointment of any Special Sub-Custodian, and in accordance with Special Instructions, the Custodian shall enter into a sub-custodian agreement with the Fund and the Special Sub-Custodian in form and substance approved by such Fund, provided that such agreement shall in all events comply with the provisions of the 1940 Act and the rules and regulations thereunder and the terms and provisions of this Agreement.

Section 6.             Payments for Sales or Repurchases or Redemptions of Shares.

The Custodian shall receive from the distributor of the Shares or from the Transfer Agent and deposit into the account of the appropriate Fund such payments as are received for Shares thereof issued or sold from time to time by the applicable Fund.  The Custodian will provide timely notification to such Fund and the Transfer Agent of any receipt by it of payments for Shares of such Fund.

From such funds as may be available for the purpose, the Custodian shall, upon receipt of instructions from the Transfer Agent, make funds available for payment to holders of Shares who have delivered to the Transfer Agent a request for redemption or repurchase of their Shares.  In connection with the redemption or repurchase of Shares, the Custodian is authorized upon receipt of instructions from the Transfer Agent to wire funds to or through a commercial bank designated by the redeeming shareholders.

Section 6A.          Loan Servicing Provisions

Section 6A.1          General.  The following provisions shall apply with respect to investments, property or assets in the nature of loans, or interests or participations in loans, including without limitation interests in syndicated bank loans and bank loan participations, whether in the U.S. or outside the U.S. (collectively, “Loans”) entered into by a Fund (referred to in this Section 6A as the “Fund”).

Section 6A.2          Safekeeping.  Instruments, certificates, agreements and/or other documents which the Custodian may receive with respect to Loans, if any (collectively “Financing Documents”), from time to time, shall be held by the Custodian at its offices in Boston, Massachusetts.

Section 6A.3          Duties of the Custodian.  The Custodian shall accept such Financing Documents, if any, with respect to Loans as may be delivered to it from time to time by the Fund.  The Custodian shall be under no obligation to examine the contents or determine the sufficiency of any such Financing Documents or to provide any certification with respect thereto, whether received by the Custodian as original documents, photocopies, by facsimile or otherwise.  Without limiting the foregoing, the Custodian is under no duty to examine any such Financing Documents to determine whether necessary steps have been taken or requirements met with respect to the assignment or transfer of the related Loan or applicable interest or participation in such Loan.  The Custodian shall be entitled to assume the genuineness, sufficiency and completeness of any Financing Documents received, and the genuineness and due authority of any signature appearing on such documents.  Notwithstanding any term of this Agreement to the contrary, with respect to any Loans, (i) the Custodian shall be under no obligation to determine, and shall have no liability for, the sufficiency of, or to require delivery of, any instrument, document or agreement constituting, evidencing or representing such Loan, other than to receive such Financing Documents, if any, as may be delivered or caused to be delivered to it by the Fund (or its investment manager acting on its behalf), (ii) without limiting the generality of the foregoing, delivery of any such Loan (including without limitation, for purposes of Section 2.8 above) may be made to the Custodian by, and may be represented solely by, delivery to the Custodian of a facsimile or photocopy of an assignment agreement (an “Assignment Agreement”) or a confirmation or certification from the Fund (or the investment manager) to the effect that it has acquired such Loan and/or has received or will receive, and will deliver to the Custodian, appropriate Financing Documents constituting, evidencing or representing such Loan (such confirmation or certification, together with any Assignment Agreement, collectively, an “Assignment Agreement or Confirmation”), in any case without delivery of any promissory note, participation certificate or similar instrument (collectively, an “Instrument”), (iii) if an original Instrument shall be or shall become available with respect to any such Loan, it shall be the sole responsibility of the Fund (or the investment manager acting on its behalf) to make or cause delivery thereof to the Custodian, and the Custodian shall be under no obligation at any time or times to determine whether any such original Instrument has been issued or made available with respect to such Loan, and shall not be under any obligation to compel compliance by the Fund to make or cause delivery of such Instrument to the Custodian, and (iv) any reference to Financing Documents appearing in this Section 6A shall be deemed to include, without limitation, any such Instrument and/or Assignment Agreement or Confirmation.

If payments with respect to a Loan (“Loan Payment”) are not received by the Custodian on the date on which they are due, as reflected in the Payment Schedule (as such term is defined in Section 6A.4 below) of the Loan (“Payment Date”), or in the case of interest payments, not received either on a scheduled interest payable date, as reported to the Custodian by the Fund (or the investment manager acting on its behalf) for the Loan (the “Interest Payable Date”), or in the amount of their accrued interest payable, the Custodian shall promptly, but in no event later than one business day after the Payment Date or the Interest Payable Date, give telephonic notice to the party obligated under the Financing Documents to make such Loan Payment (the “Obligor”) of its failure to make timely payment, and (2) if such payment is not received within three business days of its due date, shall notify the Fund (or the investment manager on its behalf) of such Obligor’s failure to make the Loan Payment.  The Custodian shall have no responsibility with respect to the collection of Loan Payments which are past due, other than the duty to notify the Obligor and the Fund (or the investment manager acting on its behalf) as provided herein.

The Custodian shall have no responsibilities or duties whatsoever under this Agreement, with respect  to Loans or the Financing Documents, except for such responsibilities as are expressly set forth herein.  Without limiting the generality of the foregoing, the Custodian shall have no obligation to preserve any rights against prior parties or to exercise any right or perform any obligation in connection with the Loans or any Financing Documents (including, without limitation, no obligation to take any action in respect of or upon receipt of any consent solicitation, notice of default or similar notice received from any bank agent or Obligor, except that the Custodian shall undertake commercially reasonable efforts to forward any such notice to the Fund or the investment manager acting on its behalf).  In case any question arises as to its duties hereunder, the Custodian may request instructions from the Fund and shall be entitled at all times to refrain from taking any action unless it has received Proper Instructions from the Fund or the investment manager and the Custodian shall in all events have no liability, risk or cost for any action taken, with respect to a Loan, pursuant to and in compliance with the Proper Instructions of such parties.

The Custodian shall be only responsible and accountable for Loan Payments actually received by it and identified as for the account of the Fund; any and all credits and payments credited to the Fund, with respect to Loans, shall be conditional upon clearance and actual receipt by the Custodian of final payment thereon.

The Custodian shall promptly, upon the Fund’s request, release to the Fund’s investment manager or to any party as the Fund or the Fund’s investment manager may specify, any Financing Documents being held on behalf of the Fund.  Without limiting the foregoing, the Custodian shall not be deemed to have or be charged with knowledge of the sale of any Loan, unless and except to the extent it shall have received written notice and instruction from the Fund (or the investment manager acting on its behalf) with respect thereto, and except to the extent it shall have received the sale proceeds thereof.

In no event shall the Custodian be under any obligation or liability to make any advance of its own funds with respect to any Loan.

Section6A.4           Responsibility of the Fund.  With respect to each Loan held by the Custodian hereunder in accordance with the provisions hereof, the Fund shall (a) cause the Financing Documents evidencing such Loan to be delivered to the Custodian; (b) include with such Financing Documents an amortization schedule of payments (the “Payment Schedule”) identifying the amount and due dates of scheduled principal payments, the Interest Payable Date(s) and related payment amount information, and such other information with respect to the related Loan and Financing Documents as the Custodian reasonably may require in order to perform its services hereunder (collectively, “Loan Information”), in such form and format as the Custodian reasonably may require; (c) take, or cause the investment manager to take, all actions necessary to acquire good title to such Loan (or the participation in such Loan, as the case may be), as and to the extent intended to be acquired; and (d) cause the Custodian to be named as its nominee for payment purposes under the Financing Documents or otherwise provide for the direct payment of the Payments to the Custodian.  The Custodian shall be entitled to rely upon the Loan Information provided to it by the Fund (or the investment manager acting on its behalf) without any obligation on the part of the Custodian independently to verify, investigate, recalculate, update or otherwise confirm the accuracy or completeness thereof; and the Custodian shall have no liability for any delay or failure on the part of the Fund in providing necessary Loan Information to the Custodian, or for any inaccuracy therein or incompleteness thereof.  With respect to each such Loan, the Custodian shall be entitled to rely on any information and notices it may receive from time to time from the related bank agent, Obligor or similar party with respect to the related Loan, and shall be entitled to update its records on the basis of such information or notices received, without any obligation on its part independently to verify, investigate or recalculate such information.

Section 6A.5          Instructions; Authority to Act.  The certificate of the Secretary or an Assistant Secretary of the Fund, identifying certain individuals approved by the Fund’s Board to be officers of  the Fund or employees of the Fund’s investment manager and authorized to sign any such instructions, may be received and accepted as conclusive evidence of the incumbency and authority of such to act and may be considered by the Custodian to be in full force and effect until it receives written notice to the contrary from the Secretary or Assistant Secretary of the Fund.  Notwithstanding any other provision of this Agreement, the Custodian shall have no responsibility to ensure that any investment by the Fund with respect to Loans has been authorized.

Section 6A.6          Attachment.  In case any portion of the Loans or the Financing Documents shall be attached or levied upon pursuant to an order of court, or the delivery or disbursement thereof shall be stayed or enjoined by an order of court, or any other order, judgment or decrees shall be made or entered by any court affecting the property of the Fund or any act of the Custodian relating thereto, the Custodian is hereby expressly authorized in its sole discretion to obey and comply with all orders, judgments or decrees so entered or issued, without the necessity of inquire whether such court had jurisdiction, provided that the Custodian shall endeavor to notify the Fund of any such order, judgment or decree as soon as reasonably practicable, provided that the Custodian’s failure to so notify the Fund shall not give rise to any liability hereunder.  In case the Custodian obeys or complied with any such order, judgment or decree, it shall not be liable to anyone by reason of such compliance.

Section 6A.7          Security Interest.

The provisions of this Section 6A.7 shall constitute a security agreement.  Terms used in this Section 6A.7 which are defined or otherwise set forth in the Uniform Commercial Code of The Commonwealth of Massachusetts shall have the same meanings in this Section 6A.7 as in the Uniform Commercial Code of The Commonwealth of Massachusetts.  If a term is defined or otherwise set forth in Article 9 of the Uniform Commercial Code of The Commonwealth of Massachusetts and in another Article as well, the term as defined or otherwise set forth in Article 9 shall control.

Section 6A.7.1         Collateral.  To secure the due and punctual payment of all liabilities, whether actual or contingent (“Liabilities”), of the Fund to the Custodian now or hereafter arising or incurred under or in connection with this Agreement, the Fund hereby grants to the Custodian a security interest in the following, whether now existing or hereafter acquired or created (collectively, the “Collateral”):

(i)
all of the Fund’s cash, deposit accounts, securities and other investment property, promissory notes and other instruments, chattel paper and other assets in the possession or under the control of any of the Custodian and its agents, affiliates and subcustodians;

(ii)
all of the Fund’s promissory notes and chattel paper (A) copies of which are in the possession or under the control of any of the Custodian and its agents, affiliates and subcustodians, (B) assigned to the Fund and for which originals or copies of confirmations or other evidences of the assignment are in the possession or under the control of any of the Custodian and its agents, affiliates and subcustodians, (C) in which the Fund holds participations and for which originals or copies of the participation agreements or certificates are in the possession or under the control of any of the Custodian and its agents, affiliates and subcustodians, or (D) assigned to the Fund or in which such Fund holds participations and for which instructions have been given to make payments of principal, interest or other amounts thereon to any of the Custodian and its agents, affiliates and subcustodians;

(iii)
all of the Fund’s payment intangibles (A) evidenced by or created under written or electronic agreements originals or copies of which are in the possession or under the control of any of the Custodian and its agents, affiliates and subcustodians, (B) assigned to the Fund and for which originals or copies of confirmations or other evidences of the assignment are in the possession or under the control of any of the Custodian and its agents, affiliates and subcustodians, (C) in which the Fund holds participations and for which originals or copies of the participation agreements or certificates are in the possession or under the control of any of the Custodian and its agents, affiliates and subcustodians, or (D) assigned to the Fund or in which such Fund holds participations and for which instructions have been given to make payments of principal, interest or other amounts thereon to any of the Custodian and its agents, affiliates and subcustodians; and

(iv)	any and all proceeds of any thereof.

The Liabilities include, without limitation, (a) the obligations of the Fund to the Custodian in relation to any overdraft or other advance of cash or securities for any purpose including in connection with any pre-determined income or assumed settlements; (b) the obligations of the Fund to the Custodian (in its capacity as foreign exchange provider or otherwise) in relation to any spot or forward foreign exchange contracts or any other foreign exchange contract or facility entered into with such Fund; and (c) the obligations of the Fund to reimburse the Custodian for any taxes, interest, charges, expense, assessments, or other liabilities that may be assessed against or imposed on the Custodian under or in connection with this Agreement for such Fund.

Section 6A.7.2          Failure to Satisfy Liabilities. In the event that the Fund fails to satisfy any of the Liabilities promptly when due and payable, the failure shall constitute a default under this Section 6A.7, and the Custodian shall then have with respect to the Collateral, in addition to all other rights and remedies arising hereunder or under applicable law, the rights and remedies of a secured party under the Uniform Commercial Code of The Commonwealth of Massachusetts.  Without prejudice to the Custodian’s rights under applicable law, the Custodian shall be entitled, without notice to the Fund, to withhold delivery of any Collateral, sell or otherwise realize on any Collateral and to apply the money or other proceeds and any other monies credited to the cash accounts in satisfaction of such Liabilities.  The Fund acknowledges that, in the Custodian exercising any such rights or remedies against any Collateral, it will be commercially reasonable for the Custodian (i) to accelerate or cause the acceleration of the maturity of any fixed term deposits comprised in the Collateral and (ii) to effect such currency conversions as may be necessary at its current rates for the sale and purchase of the relevant currencies.

Section 6A.7.3         UCC Filings.The Fund hereby irrevocably authorizes the Custodian at any time and from time to time to file in any filing office in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto that (a) indicate the Collateral as described in Section 6A.7.1 or (ii) as being of an equal or lesser scope or with greater detail, and (b) provide any other information required by part 5 of Article 9 of any applicable Uniform Commercial Code jurisdiction for the sufficiency or filing office acceptance of any financing statement or amendment, including whether the Fund is an organization, the type of organization and any organizational identification number issued to the Fund.  The Fund agrees to furnish any such information to the Custodian promptly upon the Custodian's request.  The Fund also ratifies its authorization for the Custodian to have filed in any Uniform Commercial Code jurisdiction any like initial financing statements or amendments thereto if filed prior to the date hereof.

Section 6A.7.4          Chief Executive Office. The Fund represents and warrants to the Custodian that the Fund’s chief executive office is located at the address set forth in this Agreement.  The Fund covenants to provide to the Custodian at least 30 days’ prior written notice of any change of location of the chief executive office.

Section 6A.7.5       Perfected Security Interest.         The Fund agrees to take such actions as the Custodian may from time to time reasonably request in order to insure that the Custodian has a first perfected security interest in the Collateral and that the Custodian has the ability to enforce its security interest.  Without limitation upon the foregoing, for such purposes the Fund (a) shall promptly deliver to the possession or control of the Custodian or its designee originals of any instruments (including promissory notes) and chattel paper comprised in the Collateral and not already in the possession or under the control of the Custodian and its agents, affiliates and subcustodians (to the extent in the possession or control of the Fund or able to be in such possession or control as a practical matter), (b) shall promptly obtain termination amendments of Uniform Commercial Code financing statements or terminations or subordinations of security interests or other liens, in form and substance satisfactory to Custodian, where the failure to take such action could result in a competing security in or other lien on any of the Collateral having priority over the security interest of the Custodian in the Collateral, and (c) shall promptly execute and file such notices and registrations and take such other actions, including actions required under the law of any foreign jurisdiction, which are, in the reasonable opinion of the Custodian, necessary or advisable to assure the attachment, perfection, priority and ability of the Custodian to enforce the security interest and (d) further authorizes the Custodian to take such action as in the reasonable opinion of the Custodian may be necessary or advisable under any foreign law including making an appropriate entry in any security interest, charge or lien registry in the country whose laws the Fund is organized or in which the Fund maintains an office.

Section 7.             Proper Instructions and Special Instructions.

“Proper Instructions,” with respect to a Fund, which may also be standing instructions, as such term is used throughout this Agreement shall mean instructions received by the Custodian from the Fund, the Fund’s duly authorized investment manager or investment adviser, or a person or entity duly authorized by either of them.  Such instructions may be in writing signed by the authorized person or persons or may be in a tested communication or in a communication utilizing access codes effected between electro-mechanical or electronic devices or may be by such other means and utilizing such intermediary systems and utilities as may be agreed from time to time by the Custodian and the person(s) or entity giving such instruction, provided that the Fund has followed any security procedures agreed to from time to time by the applicable Fund and the Custodian including, but not limited to, the security procedures selected by the Fund via the form of Funds Transfer Addendum hereto, the terms of which are hereby agreed to.  Oral instructions will be considered Proper Instructions if the Custodian reasonably believes them to have been given by a person authorized to provide such instructions with respect to the transaction involved; the Fund shall cause all oral instructions to be confirmed in writing.  For purposes of this Section, Proper Instructions shall include instructions received by the Custodian pursuant to any multi-party agreement which requires a segregated asset account in accordance with Section 2.9 hereof.

“Special Instructions,” as such term is used throughout this Agreement, means Proper Instructions countersigned or confirmed in writing by the Treasurer or any Assistant Treasurer of the applicable Fund or any other person designated in writing by the Treasurer of such Fund, which countersignature or confirmation shall be (a) included on the same instrument containing the Proper Instructions or on a separate instrument clearly relating thereto and (b) delivered by hand, by facsimile transmission, or in such other manner as the Fund and the Custodian agree in writing.

Concurrently with the execution of this Agreement, and from time to time thereafter, as appropriate,

each Fund shall deliver to the Custodian, duly certified by such Fund’s Treasurer or Assistant Treasurer, a certificate setting forth:  (i) the names, titles, signatures and scope of authority of all persons authorized to give Proper Instructions or any other notice, request, direction, instruction, certificate or instrument on behalf of the Fund and (ii) the names, titles and signatures of those persons authorized to give Special Instructions.  Such certificate may be accepted and relied upon by the Custodian as conclusive evidence of the facts set forth therein and shall be considered to be in full force and effect until receipt by the Custodian of a similar certificate to the contrary.

Section 8.             Evidence of Authority.

The Custodian shall be protected in acting upon any instructions, notice, request, consent, certificate or other instrument or paper reasonably believed by it to be genuine and to have been properly executed by or on behalf of the applicable Fund.  The Custodian may receive and accept a copy of a resolution certified by the Secretary or an Assistant Secretary of any Fund as conclusive evidence (a) of the authority of any person to act in accordance with such resolution or (b) of any determination or of any action by the applicable Board as described in such resolution, and such resolution may be considered as in full force and effect until receipt by the Custodian of written notice to the contrary.

Section 9.             Actions Permitted without Express Authority.

The Custodian may in its discretion, without express authority from the applicable Fund:

1)
Make payments to itself or others for minor expenses of handling securities or other similar items relating to its duties under this Agreement; provided that the Custodian has not received prior written notice from the Fund that such payment has been disputed in good faith by the Fund and provided further that all such payments shall be accounted for to the Fund;

2)	Surrender securities in temporary form for securities in definitive form;

3)	Endorse for collection, in the name of the Fund, checks, drafts and other negotiable instruments; and

4)
In general, attend to all non-discretionary details in connection with the sale, exchange, substitution, purchase, transfer and other dealings with the securities and property of the Fund except as otherwise directed by the applicable Board.

Section 10.	Duties of Custodian with Respect to the Books of Account and Calculation of Net Asset Value and Net Income.

Section 10.1         Books of Account.

Section 10.1           Accounts and Records.  The Custodian will prepare and maintain, under the direction of each Fund, in complete, accurate and current form such accounts and records: (1) required to be maintained by such Fund with respect to portfolio transactions under Section 31(a) of the 1940 Act and the rules and regulations from time to time adopted thereunder; (2) relating to its activities and obligations under this Agreement in such manner as will meet the obligations of each Fund under the 1940 Act, including Section 31 thereof and Rules 31a-1 and 31a-2 thereunder; (3) required to be maintained as a basis for calculation of the Fund’s net asset value; and (4) as otherwise agreed upon by the parties. Each Fund will advise the Custodian in writing of all applicable record retention requirements, other than those set forth in the 1940 Act or the rules thereunder.  Each Fund will furnish, via Proper Instructions, accurate and timely information needed by the Custodian to complete such accounts and records, including corporate actions, when such information is not readily available from generally accepted securities industry services or publications.

The Custodian shall, at a Fund’s request, supply the Fund with a tabulation of securities owned by such Fund and held by the Custodian and shall, when requested to do so by the Fund and for such compensation as shall be agreed upon between the Fund and the Custodian, include certificate numbers in such tabulations.  Each Fund acknowledges that, in creating and maintaining the records as set forth herein with respect to Fund property released and delivered pursuant to Section 2.2(14), or purchased pursuant to Section 2.6(7) hereof, the Custodian is authorized and instructed to rely upon information provided to it by the Fund, the Fund’s counterparty(ies), or the agents of either of them.

Section 10.2           Delivery of Accounts and Records.  Each Fund will turn over or cause to be turned over to the Custodian all accounts and records needed by the Custodian to fully and properly perform its duties and responsibilities hereunder.  The Custodian may rely conclusively on the completeness and correctness of such accounts and records.

Section 10.3           Accounts and Records Property of Fund.  The Custodian acknowledges that all of the accounts and records maintained by the Custodian pursuant hereto are the property of the applicable Fund and at all times during the Custodian’s regular business hours, shall be open for inspection and reproduction by duly authorized officers, employees and agents of the Fund and employees and agents of the SEC or other regulatory authorities.

Section 10.4           Adoption of Procedures.  The Custodian and each Fund may from time to time adopt such procedures as they agree upon, and the Custodian may conclusively assume that no procedure approved or directed by the Fund conflicts with or violates any requirements of the Governing Documents, any applicable law, rule or regulation, or any order, decree or agreement by which the Fund may be bound.  Each Fund will be responsible for notifying the Custodian of any changes in its Governing Documents and any statutes, regulations, rules, requirements or policies applicable to the Fund which may impact the Custodian’s responsibilities hereunder or any of its procedures relevant hereto.

Section 10.5          Calculation of Net Asset Value.  The Custodian will calculate each Fund’s net asset value in accordance with the Fund’s Governing Documents and valuation policies utilizing prices obtained from sources designated by such Fund (“Pricing Sources”) on a Price Source Authorization substantially in the form attached hereto, as the same may be amended from time to time, or otherwise designated by means of Proper Instructions.

Section 10.6          Investment With Underlying Transfer Agent. Each Fund acknowledges and agrees that, with respect to investments maintained with the Underlying Transfer Agent, the Underlying Transfer Agent is the sole source of information on the number of shares of a fund held by it on behalf of a Fund and that the Custodian has the right to rely on holdings information furnished by the Underlying Transfer Agent to the Custodian in performing its duties under this Agreement, including without limitation, the duties set forth in this Section 10; provided, however, that the Custodian shall be obligated to reconcile information as to purchases and sales of Underlying Shares contained in trade instructions and confirmations received by the Custodian and to report promptly any discrepancies to the Underlying Transfer Agent and the Fund.  The calculations of the net asset value per Share and the daily income of each Portfolio shall be made at the time or times described from time to time in the Prospectus.  Each Fund acknowledges that, in keeping the books of account of the Fund and/or making the calculations described herein with respect to Fund  property released and delivered pursuant to Section 2.2(14), or purchased pursuant to Section 2.6(7) hereof, the Custodian is authorized and instructed to rely upon information provided to it by the Fund, the Fund’s counterparty(ies), or the agents of either of them.

Section 11.           Reserved.

Section 12.           Opinion of Fund’s Independent Accountant.

The Custodian shall take all reasonable action, as a Fund may from time to time request, to obtain from year to year favorable opinions from the Fund’s independent accountants with respect to its activities hereunder in connection with the preparation of the Fund’s Form N-2, Form N-SAR, or other annual reports to the SEC and with respect to any other requirements thereof.

Section 13.           Reports to Fund by Independent Public Accountants.

The Custodian shall provide the applicable Fund at such times as such Fund may reasonably require, with reports by independent public accountants on the accounting system, internal accounting control and procedures for safeguarding securities, futures contracts and options on futures contracts, including securities deposited and/or maintained in a Securities System, relating to the services provided by the Custodian under this Agreement; such reports, shall be of sufficient scope and in sufficient detail, as may reasonably be required by the Fund to provide reasonable assurance that any material inadequacies would be disclosed by such examination, and, if there are no such inadequacies, the reports shall so state.

Section 14.           Compensation of Custodian.

The Custodian shall be entitled to reasonable compensation for its services and expenses as custodian, recordkeeper and fund accounting agent, as agreed upon in writing from time to time between each Fund and the Custodian.

Section 15.           Responsibility of Custodian.

So long as and to the extent that it is in the exercise of reasonable care, the Custodian shall not be responsible for the title, validity or genuineness of any property or evidence of title thereto received by it or delivered by it pursuant to this Agreement and shall be held harmless in acting upon any notice, request, consent, certificate or other instrument reasonably believed by it to be genuine and to be signed by the proper party or parties, including any futures commission merchant acting pursuant to the terms of a three-party futures or options agreement.  Except as otherwise set forth in Section 3.2.6 and Section 3.3.1 hereof, the Custodian shall be held to the exercise of reasonable care in carrying out the provisions of this Agreement, but shall be kept indemnified by and shall be without liability to any Fund for any action taken or omitted by it in good faith without negligence, willful misfeasance or willful misconduct, including, without limitation, acting reasonably in accordance with any Proper Instruction or Special Instruction.  The Custodian shall be entitled to rely on and may act upon advice of counsel (who may be counsel for the Fund) on all matters, and shall be without liability for any action reasonably taken or omitted pursuant to the  advice of (i) counsel for the Fund or (ii) at the expense of the Custodian, such other counsel as the Custodian may choose.  The Custodian shall be without liability to any Fund for any loss, liability, claim or expense resulting from or caused by anything that is part of Country Risk (as defined in Section 3 hereof), including without limitation nationalization, expropriation, currency restrictions, insolvency of a Foreign Sub-custodian, acts of war, revolution, riots or terrorism.

Except as may arise from the Custodian’s own negligence, willful misfeasance or willful misconduct or the negligence, willful misfeasance or willful misconduct of a sub-custodian or agent, the Custodian shall be without liability to any Fund for any loss, liability, claim or expense resulting from or caused by (i) events or circumstances beyond the reasonable control of the Custodian or any sub-custodian or Securities System or any agent or nominee of any of the foregoing, including, without limitation, the interruption, suspension or restriction of trading on or the closure of any securities market, power or other mechanical or technological failures or interruptions, computer viruses or communications disruptions, work stoppages, natural disasters, or other similar events or acts; (ii) errors by any Fund or its duly authorized investment manager or investment adviser in their instructions to the Custodian provided such instructions have been in accordance with this Agreement; (iii) the insolvency of or acts or omissions by a Securities System; (iv) any act or omission of a Special Sub-Custodian including, without limitation, reliance on reports prepared by a Special Sub-Custodian; (v) any delay or failure of any broker, agent or intermediary, central bank or other commercially prevalent payment or clearing system to deliver to the Custodian’s sub-custodian or agent securities purchased or in the remittance or payment made in connection with securities sold; (vi) any delay or failure of any company, corporation, or other body in charge of registering or transferring securities in the name of the Custodian, any Fund, the Custodian’s sub-custodians, nominees or agents or any consequential losses arising out of such delay or failure to transfer such securities including non-receipt of bonus, dividends and rights and other accretions or benefits; (vii) delays or inability to perform its duties due to any disorder in market infrastructure with respect to any particular security or Securities System; and (viii) any provision of any present or future law or regulation or order of the United States of America, or any state thereof, or any other country, or political subdivision thereof or of any court of competent jurisdiction.  The Custodian shall have no more or less responsibility or liability to any Fund on account of any actions or omissions of any sub-custodian so employed than any such sub-custodian has to the Custodian.  The Custodian shall be liable for the acts or omissions of a Foreign Sub-Custodian to the same extent as set forth with respect to sub-custodians generally in this Agreement.

The Custodian shall enter into and shall maintain in effect, at all times during the term of this Agreement, with appropriate parties one or more agreements making reasonable provision for (i) periodic back-up of the computer files and data with respect to the Funds; and (ii) emergency use of electronic data processing equipment to provide services under this Agreement.

The Custodian shall provide to each Fund: (a) sub-certifications in connection with Sarbanes-Oxley Act of 2002 certification requirements; and (b) periodic reports and reasonable documentation for delivery to the Funds’ Chief Compliance Officer in connection with Rule 38a-1 under the 1940 Act with respect to the services contemplated by this Agreement and the Custodian’s compliance with its operating policies and procedures related thereto.

If a Fund requires the Custodian to take any action with respect to securities, which action involves the payment of money or which action may, in the opinion of the Custodian, result in the Custodian or its nominee assigned to the Fund being liable for the payment of money or incurring liability of some other form, such Fund, as a prerequisite to requiring the Custodian to take such action, shall provide indemnity to the Custodian in an amount and form satisfactory to it.

If a Fund requires the Custodian or any of its affiliates, subsidiaries or agents, to advance cash or securities for any purpose (including but not limited to securities settlements, foreign exchange contracts and assumed settlement), or in the event that the Custodian or its nominee shall incur or be assessed any taxes, charges, expenses, assessments, claims or liabilities in connection with the performance of this Agreement, except such as may arise from its or its nominee’s own negligent action, negligent failure to act, willful misfeasance or willful misconduct, or if a Fund fails to compensate the Custodian pursuant to Section 14 hereof, any property at any time held for the account of the applicable Fund shall be security therefor and should the Fund fail to repay the Custodian promptly, the Custodian shall be entitled to utilize available cash and to dispose of such Fund’s assets to the extent necessary to obtain reimbursement.

Except as may arise from the Custodian’s own negligence, willful misfeasance or willful misconduct, each Fund shall indemnify and hold the Custodian harmless from and against any and all costs, expenses, losses, damages, charges, counsel fees, payments and liabilities which may be asserted against the Custodian (a) acting in accordance with any Proper Instruction or Special Instruction including, without limitation, any Proper Instruction with respect to Free Trades including, but not limited to, cost, expense, loss, damage, liability, tax, charge, assessment or claim resulting from (i) the failure of the applicable Fund to receive income with respect to purchased investments, (ii) the failure of the applicable Fund to recover amounts invested on maturity of purchased investments, (iii) the failure of the Custodian to respond to or be aware of notices or other corporate communications with respect to purchased investments, or (iv) the Custodian’s reliance upon information provided by the applicable Fund, such Fund’s counterparty(ies) or the agents of either of them with respect to Fund property released, delivered or purchased pursuant to either of Section 2.2(14) or Section 2.6(7) hereof; (b) for the acts or omissions of any Special Sub-Custodian; or (c) for the acts or omissions of any Local Agent or Pledgee.

In no event shall any party be liable for indirect, special or consequential damages.

Section 16.           Effective Period, Termination and Amendment.

This Agreement shall remain in full force and effect for an initial term ending on the two year anniversary of the effective date of this Agreement (the “Initial Term”).  After the expiration of the Initial Term, this Agreement shall automatically renew for successive one-year terms (each, a “Renewal Term”) unless a written notice of non-renewal is delivered by the non-renewing party no later than ninety (90) days prior to the expiration of the Initial Term or any Renewal Term, as the case may be.  During the Initial Term and thereafter, either party may terminate this Agreement: (i) in the event of the other party’s material breach of a material provision of this Agreement that the other party has either (a) failed to cure or (b) failed to establish a remedial plan to cure that is reasonably acceptable, within 60 days’ written notice of such breach, or (ii) in the event of the appointment of a conservator or receiver for the other party or upon the happening of a like event to the other party at the direction of an appropriate agency or court of competent jurisdiction.   Upon termination of this Agreement pursuant to this paragraph with respect to any Fund, the applicable Fund shall pay Custodian its compensation due and shall reimburse Custodian for its costs, expenses and disbursements for which the Custodian is entitled to reimbursement hereunder.

In the event of: (i) any Fund's termination of this Agreement with respect to such Fund for any reason other than as set forth in the immediately preceding  paragraph or (ii) a transaction not in the ordinary course of business pursuant to which the Custodian is not retained to continue providing services hereunder to a Fund (or its respective successor), the applicable Fund shall pay the Custodian its compensation due through the end of the then-current term (based upon the average monthly compensation previously earned by Custodian with respect to such Fund) and shall reimburse the Custodian for its costs, expenses and disbursements.  Upon receipt of such payment and reimbursement, the Custodian will deliver such Fund’s securities and cash as set forth hereinbelow.  For the avoidance of doubt, no payment will be required pursuant to clause (ii) of this paragraph in the event of any transaction such as (a) the liquidation or dissolution of a Fund and distribution of such Fund’s assets as a result of the Board’s determination in its reasonable business judgment that the Fund is no longer viable, (b) a merger of a Fund into, or the consolidation of a Fund with, another entity, or (c) the sale by a Fund of all, or substantially all, of its assets to another entity, in each of (b) and (c) where the Custodian is retained to continue providing services to such Fund (or its respective successor) on substantially the same terms as this Agreement.

Termination of this Agreement with respect to any one particular Fund shall in no way affect the rights and duties under this Agreement with respect to any other Fund.  The provisions of Sections 4.11, 14 and 15 of this Agreement shall survive termination of this Agreement for any reason.

This Agreement may be amended at any time in writing by mutual agreement of the parties hereto.

Section 17.           Successor Custodian.

If a successor custodian for a Fund shall be appointed by the applicable Board, the Custodian shall, upon termination and receipt of Proper Instructions, deliver to such successor custodian at the office of the Custodian, duly endorsed and in the form for transfer, all securities of the Fund then held by it hereunder and shall transfer to an account of the successor custodian all of the securities of such Fund held in a Securities System or at the Underlying Transfer Agent.

If no such successor custodian shall be appointed, the Custodian shall, in like manner, upon receipt of Proper Instructions, deliver at the office of the Custodian and transfer such securities, funds and other properties in accordance with such resolution.

In the event that no Proper Instructions designating a successor custodian or alternative arrangements shall have been delivered to the Custodian on or before the date when such termination shall become effective, then the Custodian shall have the right to deliver to a bank or trust company, which is a “bank” as defined in the 1940 Act, doing business in Boston, Massachusetts or New York, New York, of its own selection, having an aggregate capital, surplus, and undivided profits, as shown by its last published report, of not less than $25,000,000, all securities, funds and other properties held by the Custodian on behalf of such Fund and all instruments held by the Custodian relative thereto and all other property held by it under this Agreement on behalf of such Fund, and to transfer to an account of such successor custodian all of the securities of such Fund held in any Securities System or at the Underlying Transfer Agent.  Thereafter, such bank or trust company shall be the successor of the Custodian under this Agreement.

In the event that securities, funds and other properties remain in the possession of the Custodian after the date of termination hereof owing to failure of the  Fund to provide Proper Instructions as aforesaid, the Custodian shall be entitled to fair compensation for its services during such period as the Custodian retains possession of such securities, funds and other properties and the provisions of this Agreement relating to the duties and obligations of the Custodian shall remain in full force and effect.

Section 18.           General.

Section 18.1           Massachusetts Law to Apply.  This Agreement shall be construed and the provisions thereof interpreted under and in accordance with laws of The Commonwealth of Massachusetts.

Section 18.2           Prior Agreements.  This Agreement supersedes and terminates, as of the date hereof, all prior Agreements between each Fund and the Custodian relating to the custody of such Fund’s assets.

Section 18.3           Assignment.  This Agreement may not be assigned by (a) any Fund without the written consent of the Custodian or (b) by the Custodian without the written consent of each applicable Fund.

           Section 18.4           Interpretive and Additional Provisions. In connection with the operation of this Agreement, the Custodian and each Fund, may from time to time agree on such provisions interpretive of or in addition to the provisions of this Agreement as may in their joint opinion be consistent with the general tenor of this Agreement.  Any such interpretive or additional provisions shall be in a writing signed by all parties and shall be annexed hereto, provided that no such interpretive or additional provisions shall contravene any applicable federal or state regulations or any provision of a Fund’s Governing Documents.  No interpretive or additional provisions made as provided in the preceding sentence shall be deemed to be an amendment of this Agreement.

Section 18.5          Additional Funds.  In the event that any management investment company in addition to those listed on Appendix A hereto desires to have the Custodian render services as custodian under the terms hereof, it shall so notify the Custodian in writing, and if the Custodian agrees in writing to provide such services, such management investment company shall become a Fund hereunder and be bound by all terms and conditions and provisions hereof including, without limitation, the representations and warranties set forth in Section 18.7 below.

Section 18.6           Reserved.

Section 18.7            The Parties.  All references herein to the “Fund” are to each of the management investment companies listed on Appendix A hereto, and each management investment company made subject to this Agreement in accordance with Section 18.5 above, individually, as if this Agreement were between such individual Fund and the Custodian.  Any reference in this Agreement to “the parties” shall mean the Custodian and such other individual Fund as to which the matter pertains.  Each Fund hereby represents and warrants that (a) it is duly incorporated or organized and is validly existing in good standing in its jurisdiction of incorporation or organization; (b) it has the requisite power and authority under applicable law and its Governing Documents to enter into and perform this Agreement; (c) all requisite proceedings have been taken to authorize it to enter into and perform this Agreement; (d) this Agreement constitutes its legal, valid, binding and enforceable agreement; and (e) its entrance into this Agreement shall not cause a material breach or be in material conflict with any other agreement or obligation of the Fund or any law or regulation applicable to it.  The Custodian hereby represents and warrants that (a) it is duly organized under the laws of its jurisdiction of organization; (b) it has the requisite power and authority under applicable law and its governing documents to enter into and perform this Agreement; (c) all requisite proceedings have been taken to authorize it to enter into and perform this Agreement; (d) this Agreement constitutes its legal, valid, binding and enforceable agreement, and (e) its entrance into this Agreement shall not cause a material breach of any law or regulation applicable to it relating to the provision of services hereunder.

Section 18.8           Remote Access Services Addendum.  The Custodian and each Fund agree to be bound by the terms of the Remote Access Services Addendum hereto.

Section 18.9           Notices.  Any notice, instruction or other instrument required to be given hereunder may be delivered (i) in person to the offices of the parties as set forth herein during normal business hours, (ii) by prepaid registered mail or (iii) by facsimile to the parties at the following addresses or such other addresses as may be notified by any party from time to time.

To any Fund:	(Name of Fund) 399 Park Avenue, 6th Floor New York, NY 10022 Attention: Randy Takian Telephone: (212) 878-3544 Facsimile: 212-486-2580

To the Custodian:	State Street Bank and Trust Company 200 Clarendon Street Boston, MA 02116 Attention: Paul Woods Telephone: 617-937-6289 Telecopy: 617-937-3338

Such notice, instruction or other instrument shall be deemed to have been served in the case of (a) a registered letter, at the expiration of five business days after posting and (b) a facsimile transmission,  immediately on dispatch and, if delivered outside normal business hours, such facsimile shall be deemed to have been received at the next time after delivery when normal business hours commence.  Evidence that the notice was properly addressed, stamped and put into the post shall be conclusive evidence of posting.

Section 18.10         Counterparts.  This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all such counterparts taken together shall constitute one and the same Agreement.

Section 18.11         Severability.  If any provision or provisions of this Agreement shall be held to be invalid, unlawful or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

Section 18.12         Confidentiality.  The parties hereto agree that each shall treat confidentially all information provided by each party to the other party regarding its business and operations.  All confidential information provided by a party hereto shall be used by any other party hereto solely for the purpose of rendering or receiving services pursuant to this Agreement and, except as may be required in carrying out this Agreement, shall not be disclosed to any third party.  The foregoing shall not be applicable to any information (i) that is publicly available when provided or thereafter becomes publicly available, other than through a breach of this Agreement, or that is independently derived by any party hereto without the use of any information provided by the other party hereto in connection with this Agreement, (ii) that is required in any legal or regulatory proceeding, investigation, audit, examination, subpoena, civil investigative demand or other similar process, or by operation of law or regulation, or (iii) where the party seeking to disclose has received the prior written consent of the party providing the information, which consent shall not be unreasonably withheld.  Notwithstanding anything herein to the contrary, the Custodian and its affiliates may report and use nonpublic portfolio holdings information of its clients, including a Fund, on an aggregated basis with all or substantially all other client information and without specific reference to any Fund.

Section 18.13         Reproduction of Documents.  This Agreement and all schedules, addenda, exhibits, appendices, attachments and amendments hereto may be reproduced by any photographic, photostatic, microfilm, micro-card, miniature photographic or other similar process.  The parties hereto all/each agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

Section 18.14         Regulation GG.  Each Fund hereby represents and warrants that it does not engage in an “Internet gambling business,” as such term is defined in Section 233.2(r) of Federal Reserve Regulation GG (12 CFR 233) (“Regulation GG”).  Each Fund hereby covenants and agrees that it shall not engage in an Internet gambling business.  In accordance with Regulation GG, each Fund is hereby notified that “restricted transactions,” as such term is defined in Section 233.2(y) of Regulation GG, are prohibited in any dealings with the Custodian pursuant to this Agreement or otherwise between or among any party hereto.

Section 18.15         Data Privacy. The Custodian will implement and maintain a written information security program that contains appropriate security measures to safeguard the personal information of the Funds’ shareholders, employees, directors and/or officers that the Custodian receives, stores, maintains, processes or otherwise accesses in connection with the provision of services hereunder.  For these purposes, “personal information” shall mean (i) an individual’s name (first initial and last name or first name and last name), address or telephone number plus (a) social security number, (b) drivers license number, (c) state identification card number, (d) debit or credit card number, (e) financial account number or (f) personal identification number or password that would permit access to a person’s account or (ii) any combination of the foregoing that would allow a person to log onto or access an individual’s account.  Notwithstanding the foregoing “personal information” shall not include information that is lawfully obtained from publicly available information, or from federal, state or local government records lawfully made available to the general public.

Section 18.16         Shareholder Communications Election.  SEC Rule 14b-2 requires banks which hold securities for the account of customers to respond to requests by issuers of securities for the names, addresses and holdings of beneficial owners of securities of that issuer held by the bank unless the beneficial owner has expressly objected to disclosure of this information.  In order to comply with the rule, the Custodian needs each Fund to indicate whether it authorizes the Custodian to provide such Fund’s name, address, and share position to requesting companies whose securities the Fund owns.  If a Fund tells the Custodian “no,” the Custodian will not provide this information to requesting companies.  If a Fund tells the Custodian “yes” or does not check either “yes” or “no” below, the Custodian is required by the rule to treat the Fund as consenting to disclosure of this information for all securities owned by the Fund or any funds or accounts established by the Fund.  For a Fund’s protection, the Rule prohibits the requesting company from using the Fund’s name and address for any purpose other than corporate communications.  Please indicate below whether the Fund consents or objects by checking one of the alternatives below.

YES [ ]	The Custodian is authorized to release the Fund’s name, address, and share positions.

NO [X]	The Custodian is not authorized to release the Fund’s name, address, and share positions.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Signature Page

In Witness Whereof, each of the parties has caused this instrument to be executed in its name and behalf by its duly authorized representative under seal as of the date first above-written.

EACH OF THE ENTITIES
SET FORTH ON APPENDIX A HERETO

By:  /s/ Randy Takian
         Name: Randy Takian
         Title: President and Chief Executive Officer

STATE STREET BANK AND TRUST COMPANY

By: /s/ Michael F. Rogers
         Michael F. Rogers
         Executive Vice President

APPENDIX A
to
Master Custodian Agreement

Management Investment Companies Registered with the SEC

Avenue Income Credit Strategies Fund

SUBCUSTODIANS – SCHEDULE A

MARKET	SUBCUSTODIAN

Argentina	Citibank, N.A.

Australia	Citigroup Pty. Limited
The Hongkong and Shanghai Banking Corporation Limited

Austria	UniCredit Bank Austria AG

Bahrain	HSBC Bank Middle East Limited
(as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Bangladesh	Standard Chartered Bank

Belgium	Deutsche Bank AG, Netherlands (operating through its Amsterdam branch with support from its Brussels branch)

Benin	via Société Générale de Banques en Côte d’Ivoire, Abidjan, Ivory Coast

Bermuda	HSBC Bank Bermuda Limited

Federation of	UniCredit Bank d.d.
Bosnia and Herzegovina

Botswana	Barclays Bank of Botswana Limited

Brazil	Citibank, N.A.

Bulgaria	ING Bank N.V.
UniCredit Bulbank AD

Burkina Faso	via Société Générale de Banques en Côte d’Ivoire, Abidjan, Ivory Coast

Canada	State Street Trust Company Canada

Chile	Banco Itaú Chile

People’s Republic	HSBC Bank (China) Company Limited
of China	(as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Colombia	Cititrust Colombia S.A. Sociedad Fiduciaria

Costa Rica	Banco BCT S.A.

Croatia	Privredna Banka Zagreb d.d.
Zagrebacka Banka d.d.

Cyprus	BNP Paribas Securities Services, S.A., Greece (operating through its Athens branch)

Czech Republic	Československá obchodní banka, a.s.
UniCredit Bank Czech Republic a.s.

Denmark	Skandinaviska Enskilda Banken AB (publ), Sweden (operating through its Copenhagen branch)

LIMITED ACCESS

Ecuador	Banco de la Producción S.A. PRODUBANCO

Egypt	HSBC Bank Egypt S.A.E.
(as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Estonia	AS SEB Pank

Finland	Skandinaviska Enskilda Banken AB (publ), Sweden (operating through its Helsinki branch)

France	Deutsche Bank AG, Netherlands (operating through its Amsterdam branch with support from its Paris branch)

Germany	Deutsche Bank AG

Ghana	Barclays Bank of Ghana Limited

Greece	BNP Paribas Securities Services, S.A.

Guinea-Bissau	via Société Générale de Banques en Côte d’Ivoire, Abidjan, Ivory Coast

Hong Kong	Standard Chartered Bank (Hong Kong) Limited

Hungary	UniCredit Bank Hungary Zrt.

Iceland	NBI hf.

India	Deutsche Bank AG
The Hongkong and Shanghai Banking Corporation Limited

Indonesia	Deutsche Bank AG

Ireland	Bank of Ireland

Israel	Bank Hapoalim B.M.

Italy	Deutsche Bank S.p.A.

Ivory Coast	Société Générale de Banques en Côte d’Ivoire

Japan	Mizuho Corporate Bank Limited
The Hongkong and Shanghai Banking Corporation Limited

Jordan	HSBC Bank Middle East Limited
(as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Kazakhstan	SB HSBC Bank Kazakhstan JSC
(as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Kenya	Barclays Bank of Kenya Limited

Republic of Korea	Deutsche Bank AG
The Hongkong and Shanghai Banking Corporation Limited

Kuwait	HSBC Bank Middle East Limited
(as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Latvia	AS SEB Banka

Lebanon	HSBC Bank Middle East Limited
(as delegate of The Hongkong and Shanghai Banking Corporation Limited)

LIMITED ACCESS

Lithuania	AB SEB Bankas

Malaysia	Standard Chartered Bank Malaysia Berhad

Mali	via Société Générale de Banques en Côte d’Ivoire, Abidjan, Ivory Coast

Malta	The Hongkong and Shanghai Banking Corporation Limited

Mauritius	The Hongkong and Shanghai Banking Corporation Limited

Mexico	Banco Nacional de México S.A.

Morocco	Citibank Maghreb

Namibia	Standard Bank Namibia Limited

Netherlands	Deutsche Bank AG

New Zealand	The Hongkong and Shanghai Banking Corporation Limited

Niger	via Société Générale de Banques en Côte d’Ivoire, Abidjan, Ivory Coast

Nigeria	Stanbic IBTC Bank Plc.

Norway	Skandinaviska Enskilda Banken AB (publ), Sweden (operating through its Oslo branch)

Oman	HSBC Bank Middle East Limited
(as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Pakistan	Deutsche Bank AG

Palestine	HSBC Bank Middle East Limited
(as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Peru	Citibank del Perú, S.A.

Philippines	Deutsche Bank AG

Poland	Bank Handlowy w Warszawie S.A.

Portugal	BNP Paribas Securities Services, S.A.
Deutsche Bank AG, Netherlands (operating through its Amsterdam branch with support from its Lisbon branch)

Puerto Rico	Citibank N.A.

Qatar	HSBC Bank Middle East Limited
(as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Romania	ING Bank N.V.

Russia	ING Bank (Eurasia) ZAO

Saudi Arabia	Saudi British Bank
(as delegate of The Hongkong and Shanghai Banking Corporation Limited)

Senegal	via Société Générale de Banques en Côte d’Ivoire, Abidjan, Ivory Coast

Serbia	UniCredit Bank Serbia JSC

LIMITED ACCESS

Singapore	Citibank N.A.
United Overseas Bank Limited

Slovak Republic	Československá obchodna banka, a.s.
UniCredit Bank Slovakia a.s.

Slovenia	UniCredit Banka Slovenija d.d.

South Africa	Nedbank Limited
Standard Bank of South Africa Limited

Spain	Deutsche Bank S.A.E.

Sri Lanka	The Hongkong and Shanghai Banking Corporation Limited

Swaziland	Standard Bank Swaziland Limited

Sweden	Skandinaviska Enskilda Banken AB (publ)

Switzerland	Credit Suisse AG
UBS AG

Taiwan - R.O.C.	Deutsche Bank AG
Standard Chartered Bank (Taiwan) Limited

Thailand	Standard Chartered Bank (Thai) Public Company Limited

Togo	via Société Générale de Banques en Côte d’Ivoire, Abidjan, Ivory Coast

Trinidad & Tobago	Republic Bank Limited

Tunisia	Banque Internationale Arabe de Tunisie

Turkey	Citibank, A.S.

Uganda	Barclays Bank of Uganda Limited

Ukraine	ING Bank Ukraine

United Arab Emirates –	HSBC Bank Middle East Limited
Dubai Financial Market	(as delegate of The Hongkong and Shanghai Banking Corporation Limited)

United Arab Emirates –	HSBC Bank Middle East Limited
Dubai International	(as delegate of The Hongkong and Shanghai Banking Corporation Limited)
Financial Center

United Arab Emirates –	HSBC Bank Middle East Limited
Abu Dhabi	(as delegate of The Hongkong and Shanghai Banking Corporation Limited)

United Kingdom	State Street Bank and Trust Company, United Kingdom branch

Uruguay	Banco Itaú Uruguay S.A.

Venezuela	Citibank, N.A.

Vietnam	HSBC Bank (Vietnam) Limited

Zambia	Barclays Bank of Zambia Plc.

Zimbabwe	Barclays Bank of Zimbabwe Limited

LIMITED ACCESS

DEPOSITORIES OPERATING IN NETWORK MARKETS – SCHEDULE B

MARKET	DEPOSITORY

Argentina	Caja de Valores S.A.

Australia	Austraclear Limited

Austria	Oesterreichische Kontrollbank AG (Wertpapiersammelbank Division)

Bahrain	Clearing, Settlement, Depository and Registry System of the Bahrain Stock Exchange

Bangladesh	Central Depository Bangladesh Limited

Belgium	Euroclear Belgium
National Bank of Belgium

Benin	Dépositaire Central – Banque de Règlement

Bermuda	Bermuda Securities Depository

Federation of Bosnia and Herzegovina	Registar vrijednosnih papira u Federaciji Bosne i Hercegovine, d.d.

Botswana	Central Securities Depository Company of Botswana Ltd.

Brazil	Central de Custódia e de Liquidação Financeira de Títulos Privados (CETIP)
Companhia Brasileira de Liquidação e Custódia
Sistema Especial de Liquidação e de Custódia (SELIC)

Bulgaria	Bulgarian National Bank
Central Depository AD

Burkina Faso	Dépositaire Central – Banque de Règlement

Canada	The Canadian Depository for Securities Limited

Chile	Depósito Central de Valores S.A.

People’s Republic	China Securities Depository and Clearing Corporation Limited, Shanghai Branch
of China	China Securities Depository and Clearing Corporation Limited, Shenzhen Branch

Colombia	Depósito Central de Valores
Depósito Centralizado de Valores de Colombia S.A. (DECEVAL)

Costa Rica	Central de Valores S.A.

Croatia	Sredisnje klirinsko depozitarno drustvo d.d.

Cyprus	Central Depository and Central Registry

Czech Republic	Centrální depozitář cenných papírů, a.s.
Czech National Bank

Denmark	VP Securities A/S

Egypt	Central Bank of Egypt

LIMITED ACCESS

Misr for Central Clearing, Depository and Registry S.A.E.

Estonia	AS Eesti Väärtpaberikeskus

Finland	Euroclear Finland

France	Euroclear France

Germany	Clearstream Banking AG, Frankfurt

Ghana	Central Securities Depository (Ghana) Limited
GSE Securities Depository Company Limited

Greece	Bank of Greece, System for Monitoring Transactions in Securities in Book-Entry Form
Kentriko Apothetirio Aksion, a department of Hellenic Exchanges S.A. Holding

Guinea-Bissau	Dépositaire Central – Banque de Règlement

Hong Kong	Central Moneymarkets Unit
Hong Kong Securities Clearing Company Limited

Hungary	Központi Elszámolóház és Értéktár (Budapesti) Zrt. (KELER)

Iceland	Icelandic Securities Depository Limited

India	Central Depository Services (India) Limited
National Securities Depository Limited
Reserve Bank of India

Indonesia	Bank Indonesia
PT Kustodian Sentral Efek Indonesia

Israel	Tel Aviv Stock Exchange Clearing House Ltd. (TASE Clearing House)

Italy	Monte Titoli S.p.A.

Ivory Coast	Dépositaire Central – Banque de Règlement

Japan	Bank of Japan – Financial Network System
Japan Securities Depository Center (JASDEC) Incorporated

Jordan	Securities Depository Center

Kazakhstan	Central Securities Depository

Kenya	Central Bank of Kenya
Central Depository and Settlement Corporation Limited

Republic of Korea	Korea Securities Depository

Kuwait	Kuwait Clearing Company

Latvia	Latvian Central Depository

Lebanon	Banque du Liban
Custodian and Clearing Center of Financial Instruments for Lebanon and the Middle East (Midclear) S.A.L.

Lithuania	Central Securities Depository of Lithuania

Malaysia	Bank Negara Malaysia

LIMITED ACCESS

Bursa Malaysia Depository Sdn. Bhd.

Mali	Dépositaire Central – Banque de Règlement

Malta	Central Securities Depository of the Malta Stock Exchange

Mauritius	Bank of Mauritius
Central Depository and Settlement Co. Limited

Mexico	S.D. Indeval, S.A. de C.V.

Morocco	Maroclear

Namibia	Bank of Namibia

Netherlands	Euroclear Nederland

New Zealand	New Zealand Central Securities Depository Limited

Niger	Dépositaire Central – Banque de Règlement

Nigeria	Central Securities Clearing System Limited

Norway	Verdipapirsentralen

Oman	Muscat Clearing & Depository Company S.A.O.C.

Pakistan	Central Depository Company of Pakistan Limited
State Bank of Pakistan

Palestine	Clearing, Depository and Settlement system, a department of the Palestine Securities Exchange

Peru	CAVALI S.A. Institución de Compensación y Liquidación de Valores

Philippines	Philippine Depository & Trust Corporation
Registry of Scripless Securities (ROSS) of the Bureau of Treasury

Poland	Rejestr Papierów Wartościowych
Krajowy Depozyt Papierów Wartościowych, S.A.

Portugal	INTERBOLSA - Sociedad Gestora de Sistemas
de Liquidação e de Sistemas Centralizados de Valores Mobiliários, S.A.

Qatar	Central Clearing and Registration (CCR), a department of the Qatar Exchange

Romania	National Bank of Romania
S.C. Depozitarul Central S.A.

Russia	National Depository Center
Vneshtorgbank, Bank for Foreign Trade of the Russian Federation

Saudi Arabia	Tadawul Central Securities Depository
Saudi Arabian Monetary Agency

Senegal	Dépositaire Central – Banque de Règlement

Serbia	Central Registrar, Depository and Clearinghouse

Singapore	Monetary Authority of Singapore
The Central Depository (Pte) Limited

LIMITED ACCESS

Slovak Republic	Centrálny depozitár cenných papierov SR, a.s.

Slovenia	KDD - Centralna klirinško depotna družba d.d.

South Africa	Strate Limited

Spain	IBERCLEAR

Sri Lanka	Central Bank of Sri Lanka
Central Depository System (Pvt) Limited

Sweden	Euroclear Sweden

Switzerland	SIX SIS AG

Taiwan - R.O.C.	Central Bank of the Republic of China
Taiwan Depository and Clearing Corporation

Thailand	Thailand Securities Depository Company Limited

Togo	Dépositaire Central – Banque de Règlement

Trinidad and Tobago	Central Bank of Trinidad and Tobago
Trinidad and Tobago Central Depository Limited

Tunisia	Société Tunisienne Interprofessionelle pour la Compensation et le Dépôt des Valeurs Mobilières (STICODEVAM)

Turkey	Central Bank of Turkey
Central Registry Agency

Uganda	Bank of Uganda
Securities Central Depository

Ukraine	All-Ukrainian Securities Depository
National Bank of Ukraine

United Arab Emirates -	Clearing and Depository System, a department of the Dubai Financial Market
Dubai Financial Market

United Arab Emirates -	Central Securities Depository, owned and operated by NASDAQ Dubai Limited
Dubai International
Financial Center

United Arab Emirates - Abu Dhabi	Clearing, Settlement, Depository and Registry department of the Abu Dhabi Securities Exchange

United Kingdom	Euroclear UK & Ireland Limited

Uruguay	Banco Central del Uruguay

Venezuela	Banco Central de Venezuela
Caja Venezolana de Valores

Vietnam	Vietnam Securities Depository

Zambia	Bank of Zambia
LuSE Central Shares Depository Limited

LIMITED ACCESS

TRANSNATIONAL

Euroclear Bank S.A./N.V.
Clearstream Banking, S.A.

Publication/Type of Information	Brief Description
(scheduled frequency)

The Guide to Custody in World Markets	An overview of settlement and safekeeping procedures,
(hardcopy annually and regular	custody practices and foreign investor considerations for the
website updates)	markets in which State Street offers custodial services.

Global Custody Network Review	Information relating to Foreign Sub-Custodians in State Street’s
(annually)	Global Custody Network. The Review stands as an integral part of the materials that State Street provides to its U.S. mutual fund clients to assist them in complying with SEC Rule 17f-5. The Review also gives insight into
State Street’s market expansion and Foreign Sub-Custodian selection processes, as well as the procedures and controls used to monitor the financial condition and performance of our Foreign Sub-Custodian banks.

Securities Depository Review	Custody risk analyses of the Foreign Securities Depositories presently
(annually)	operating in Network markets. This publication is an integral part of the materials that State Street provides to its U.S. mutual fund clients to meet informational obligations created by SEC Rule 17f-7.

Global Legal Survey	With respect to each market in which State Street offers custodial
(annually)	services, opinions relating to whether local law restricts (i) access of a fund’s independent public accountants to books and records of a Foreign Sub-
Custodian or Foreign Securities System, (ii) a fund’s ability to recover in the event of bankruptcy or insolvency of a Foreign Sub-Custodian or Foreign
Securities System, (iii) a fund’s ability to recover in the event of a loss by a
Foreign Sub-Custodian or Foreign Securities System, and (iv) the ability of a foreign investor to convert cash and cash equivalents to U.S. dollars.

Subcustodian Agreements	Copies of the contracts that State Street has entered into with each
(annually)	Foreign Sub-Custodian that maintains U.S. mutual fund assets in the markets in which State Street offers custodial services.

Global Market Bulletin	Information on changing settlement and custody conditions in
(daily or as necessary)	markets where State Street offers custodial services.
Includes changes in market and tax regulations, depository developments, dematerialization information, as well as other market changes that may impact
State Street’s clients.

Foreign Custody Advisories	For those markets where State Street offers custodial
(as necessary)	services that exhibit special risks or infrastructures impacting custody, State Street issues market advisories to highlight
those unique market factors which might impact our ability to offer recognized custody service levels.

Material Change Notices	Informational letters and accompanying materials confirming
(presently on a quarterly basis or	State Street’s foreign custody arrangements, including a
as otherwise necessary)	summary of material changes with Foreign Sub-Custodians that have occurred during the previous quarter. The notices also identify any material changes in the custodial risks associated with maintaining assets with Foreign Securities
Depositories

LIMITED ACCESS

SCHEDULE D
to
Master Custodian Agreement

Special Sub-Custodians

None

D-1

FUNDS TRANSFER ADDENDUM

OPERATING GUIDELINES

1. OBLIGATION OF THE SENDER: State Street is authorized to promptly debit Client’s account(s) upon the receipt of a payment order in compliance with the selected Security Procedure chosen for funds transfer and in the amount of money that State Street has been instructed to transfer. State Street shall execute payment orders in compliance with the Security Procedure and with the Client's instructions on the execution date provided that such payment order is received by the customary deadline for processing such a request, unless the payment order specifies a later time. All payment orders and communications received after this time will be deemed to have been received on the next business day.

2. SECURITY PROCEDURE: The Client acknowledges that the Security Procedure it has designated on the Selection Form was selected by the Client from Security Procedures offered by State Street. The Client agrees that the Security Procedures are reasonable and adequate for its wire transfer transactions and agrees to be bound by any payment orders, amendments and cancellations, whether or not authorized, issued in its name and accepted by State Street after being confirmed by any of the selected Security Procedures. The Client also agrees to be bound by any other valid and authorized payment order accepted by State Street. The Client shall restrict access to confidential information relating to the Security Procedure to authorized persons as communicated in writing to State Street. The Client must notify State Street immediately if it has reason to believe unauthorized persons may have obtained access to such information or of any change in the Client’s authorized personnel. State Street shall verify the authenticity of all instructions according to the Security Procedure.

3. ACCOUNT NUMBERS: State Street shall process all payment orders on the basis of the account number contained in the payment order. In the event of a discrepancy between any name indicated on the payment order and the account number, the account number shall take precedence and govern. Financial institutions that receive payment orders initiated by State Street at the instruction of the Client may also process payment orders on the basis of account numbers, regardless of any name included in the payment order. State Street will also rely on any financial institution identification numbers included in any payment order, regardless of any financial institution name included in the payment order.

4. REJECTION: State Street reserves the right to decline to process or delay the processing of a payment order which (a) is in excess of the collected balance in the account to be charged at the time of State Street’s receipt of such payment order; (b) if initiating such payment order would cause State Street, in State Street’s sole judgment, to exceed any volume, aggregate dollar, network, time, credit or similar limits upon wire transfers which are applicable to State Street; or (c) if State Street, in good faith, is unable to satisfy itself that the transaction has been properly authorized.

5. CANCELLATION OR AMENDMENT: State Street shall use reasonable efforts to act on all authorized requests to cancel or amend payment orders received in compliance with the Security Procedure provided that such requests are received in a timely manner affording State Street reasonable opportunity to act. However, State Street assumes no liability if the request for amendment or cancellation cannot be satisfied.

6. ERRORS: State Street shall assume no responsibility for failure to detect any erroneous payment order provided that State Street complies with the payment order instructions as received and State Street complies with the Security Procedure. The Security Procedure is established for the purpose of authenticating payment orders only and not for the detection of errors in payment orders.

7. INTEREST AND LIABILITY LIMITS: State Street shall assume no responsibility for lost interest with respect to the refundable amount of any unauthorized payment order, unless State Street is notified of the unauthorized payment order within thirty (30) days of notification by State Street of the acceptance of such payment order. In no event shall State Street be liable for special, indirect or consequential damages, even if advised of the possibility of such damages and even for failure to execute a payment order.

8. AUTOMATED CLEARING HOUSE (“ACH”) CREDIT ENTRIES/PROVISIONAL PAYMENTS: When a Client initiates or receives ACH credit and debit entries pursuant to these Guidelines and the rules of the National Automated Clearing House Association and the New England Clearing House Association, State Street will act as an Originating Depository Financial Institution and/or Receiving Depository Institution, as the case may be, with respect to such entries. Credits given by State Street with respect to an ACH credit entry are provisional until State Street receives final settlement for such entry from the Federal Reserve Bank. If State Street does not receive such final settlement, the Client agrees that State Street shall receive a refund of the amount credited to the Client in connection with such entry, and the party making payment to the Client via such entry shall not be deemed to have paid the amount of the entry.

9. CONFIRMATION STATEMENTS: Confirmation of State Street’s execution of payment orders shall ordinarily be provided within 24 hours. Notice may be delivered through State Street’s proprietary information systems, such as, but not limited to Horizon and GlobalQuest®, account statements, advices, or by facsimile or callback. The Client must report any objections to the execution of a payment order within 30 days.

FUNDS TRANSFER ADDENDUM

10. LIABILITY ON FOREIGN ACCOUNTS: State Street shall not be required to repay any deposit made at a non-U.S. branch of State Street, or any deposit made with State Street and denominated in a non-U.S. dollar currency, if repayment of such deposit or the use of assets denominated in the non-U.S. dollar currency is prevented, prohibited or otherwise blocked due to: (a) an act of war, insurrection or civil strife; (b) any action by a non-U.S. government or instrumentality or authority asserting governmental, military or police power of any kind, whether such authority be recognized as a defacto or a dejure government, or by any entity, political or revolutionary movement or otherwise that usurps, supervenes or otherwise materially impairs the normal operation of civil authority; or(c) the closure of a non-U.S. branch of State Street in order to prevent, in the reasonable judgment of State Street, harm to the employees or property of State Street. The obligation to repay any such deposit shall not be transferred to and may not be enforced against any other branch of State Street.

The foregoing provisions constitute the disclosure required by Massachusetts General Laws, Chapter 167D, Section 36.

While State Street is not obligated to repay any deposit made at a non-U.S. branch or any deposit denominated in a non-U.S. currency during the period in which its repayment has been prevented, prohibited or otherwise blocked, State Street will repay such deposit when and if all circumstances preventing, prohibiting or otherwise blocking repayment cease to exist.

11. MISCELLANEOUS: State Street and the Client agree to cooperate to attempt to recover any funds erroneously paid to the wrong party or parties, regardless of any fault of State Street or the Client, but the party responsible for the erroneous payment shall bear all costs and expenses incurred in trying to effect such recovery. These Guidelines may not be amended except by a written agreement signed by the parties.

FUNDS TRANSFER ADDENDUM

Security Procedure(s) Selection Form

Please select one or more of the funds transfer security procedures indicated below.

☐   SWIFT

SWIFT (Society for Worldwide Interbank Financial Telecommunication) is a cooperative society owned and operated by member financial institutions that provides telecommunication services for its membership. Participation is limited to securities brokers and dealers, clearing and depository institutions, recognized exchanges for securities, and investment management institutions. SWIFT provides a number of security features through encryption and authentication to protect against unauthorized access, loss or wrong delivery of messages, transmission errors, loss of confidentiality and fraudulent changes to messages. SWIFT is considered to be one of the most secure and efficient networks for the delivery of funds transfer instructions.
Selection of this security procedure would be most appropriate for existing SWIFT members.

☐   Standing Instructions

Standing Instructions may be used where funds are transferred to a broker on the Client’s established list of brokers with which it engages in foreign exchange transactions. Only the date, the currency and the currency amount are variable. In order to establish this procedure, State Street will send to the Client a list of the brokers that State Street has determined are used by the Client. The Client will confirm the list in writing, and State Street will verify the written confirmation by telephone. Standing Instructions will be subject to a mutually agreed upon limit. If the payment order exceeds the established limit, the Standing Instruction will be confirmed by telephone prior to execution.

☐   Remote Batch Transmission

Wire transfer instructions are delivered via Computer-to-Computer (CPU-CPU) data communications between the Client and State Street. Security procedures include encryption and or the use of a test key by those individuals authorized as Automated Batch Verifiers.
Clients selecting this option should have an existing facility for completing CPU-CPU transmissions. This delivery mechanism is typically used for high-volume business.

Global Horizon Interchangesm Funds Transfer Service

Global Horizon Interchange Funds Transfer Service (FTS) is a State Street proprietary microcomputer-based wire initiation system. FTS enables Clients to electronically transmit authenticated Fedwire, CHIPS or internal book transfer instructions to State Street.
This delivery mechanism is most appropriate for Clients with a low- to-medium number of transactions (5-75 per day), allowing Clients to enter, batch, and review wire transfer instructions on their PC prior to release to State Street.

☐ Telephone Confirmation (Callback)
Telephone confirmation will be used to verify all non-repetitive funds transfer instructions received via untested facsimile or phone. This procedure requires Clients to designate individuals as authorized initiators and authorized verifiers. State Street will verify that the instruction contains the signature of an authorized person and prior to execution, will contact someone other than the originator at the Client’s location to authenticate the instruction.
Selection of this alternative is appropriate for Clients who do not have the capability to use other security procedures.

☐ Repetitive Wires

For situations where funds are transferred periodically (minimum of one instruction per calendar quarter) from an existing authorized account to the same payee (destination bank and account number) and only the date and currency amount are variable, a repetitive wire may be implemented. Repetitive wires will be subject to a mutually agreed upon limit. If the payment order exceeds the established limit, the instruction will be confirmed by telephone prior to execution. Telephone confirmation is used to establish this process. Repetitive wire instructions must be reconfirmed annually.
This alternative is recommended whenever funds are frequently transferred between the same two accounts.

☐ Transfers Initiated by Facsimile

The Client faxes wire transfer instructions directly to State Street Mutual Fund Services. Standard security procedure requires the use of a random number test key for all transfers. Every six months the Client receives test key logs from State Street. The test key contains alpha-numeric characters, which the Client puts on each document faxed to State Street. This procedure ensures all wire instructions received via fax are authorized by the Client.
We provide this option for Clients who wish to batch wire instructions and transmit these as a group to State Street Mutual Fund Services once or several times a day.

FUNDS TRANSFER ADDENDUM

☐ Instruct
Instruct is a State Street web-based application designed to provide internet-enabled remote access that allows for the capturing, verification and processing of various instruction types, including securities, cash and foreign exchange transactions. Instruct is designed using industry standard formats to facilitate straight-through processing. Instruct provides a number of security features through user entitlements, industry standard encryption protocols, digital security certificates and multiple tiers of user authentication requirements.

☐ Secure Transport
Secure Transport is a file transfer application based upon the Secure File Transfer Protocol standard that is designed to enable State Street clients/ investment managers to send file based transfer and transaction instructions over the internet. Secure Transport features multi-factor authenticators such as SecurID and digital certificates, and incorporates industry-standard encryption protocols.

☐ Automated Clearing House (ACH)
State Street receives an automated transmission or a magnetic tape from a Client for the initiation of payment (credit) or collection (debit) transactions through the ACH network. The transactions contained on each transmission or tape must be authenticated by the Client. Clients using ACH must select one or more of the following delivery options:

☐ Global Horizon Interchange Automated Clearing House Service
Transactions are created on a microcomputer, assembled into batches and delivered to State Street via fully authenticated electronic transmissions in standard NACHA formats.

☐ Transmission from Client PC to State Street Mainframe with Telephone Callback

☐ Transmission from Client Mainframe to State Street Mainframe with Telephone Callback

☐ Transmission from DST Systems to State Street Mainframe with Encryption

☐ Magnetic Tape Delivered to State Street with Telephone Callback

State Street is hereby instructed to accept funds transfer instructions only via the delivery methods and security procedures indicated. The selected delivery methods and security procedure(s) will be effective _______________ for payment orders initiated by our organization.

Key Contact Information
Whom shall we contact to implement your selection(s)?
CLIENT OPERATIONS CONTACT	ALTERNATE CONTACT

Name	Name

Address	Address

City/State/Zip Code	City/State/Zip Code

Telephone Number	Telephone Number

Facsimile Number	Facsimile Number

SWIFT Number

Telex Number

FUNDS TRANSFER ADDENDUM

INSTRUCTION(S)

TELEPHONE CONFIRMATION

Fund _________________________________________________________________

Investment Adviser _____________________________________________________

Authorized Initiators
Please Type or Print

Please provide a listing of Fund officers or other individuals who are currently authorized to INITIATE wire transfer instructions to State Street:

NAME	TITLE (Specify whether position is with Fund or Investment Adviser)	SPECIMEN SIGNATURE

Authorized Verifiers
Please Type or Print

Please provide a listing of Fund officers or other individuals who will be CALLED BACK to verify the initiation of repetitive wires of $10 million or more and all non-repetitive wire instructions:

NAME	CALLBACK PHONE NUMBER	DOLLAR LIMITATION (IF ANY)

REMOTE ACCESS SERVICES ADDENDUM
TO MASTER CUSTODIAN AGREEMENT

ADDENDUM to that certain Master Custodian Agreement dated as of December 15, 2010 (the “Custodian Agreement”) by and among each management investment company identified on Appendix A thereto or made subject thereto pursuant to Section 18.5 thereof (each, a “Customer”) and State Street Bank and Trust Company, including its subsidiaries and affiliates (“State Street”).

State Street has developed and/or utilizes proprietary or third-party accounting and other systems in conjunction with the services that State Street provides to the Customer. In this regard, State Street maintains certain information in databases under its ownership and/or control that it makes available to its customers (the “Remote Access Services”).

The Services

State Street agrees to provide the Customer, and its designated investment advisors, consultants or other third parties who agree to abide by the terms of this Addendum (“Authorized Designees”) with access to State Street proprietary and third-party systems as may be offered by State Street from time to time (each, a “System”) on a remote basis.

Security Procedures

The Customer agrees to comply, and to cause its Authorized Designees to comply, with remote access operating standards and procedures and with user identification or other password control requirements and other security devices and procedures as may be issued or required from time to time by State Street or its third-party vendors for use of the System and access to the Remote Access Services. The Customer is responsible for any use and/or misuse of the System and Remote Access Services by its Authorized Designees. The Customer agrees to advise State Street immediately in the event that it learns or has reason to believe that any person to whom it has given access to the System or the Remote Access Services has violated or intends to violate the terms of this Addendum and the Customer will cooperate with State Street in seeking injunctive or other equitable relief. The Customer agrees to discontinue use of the System and Remote Access Services, if requested, for any security reasons cited by State Street and State Street may restrict access of the System and Remote Access Services by the Customer or any Authorized Designee for security reasons or noncompliance with the terms of this Addendum at any time.

Fees

Fees and charges for the use of the System and the Remote Access Services and related payment terms shall be as set forth in the fee schedule in effect from time to time between the parties. The Customer shall be responsible for any tariffs, duties or taxes imposed or levied by any government or governmental agency by reason of the transactions contemplated by this Addendum, including, without limitation, federal, state and local taxes, use, value added and personal property taxes (other than income, franchise or similar taxes which may be imposed or assessed against State Street). Any claimed exemption from such tariffs, duties or taxes shall be supported by proper documentary evidence delivered to State Street.

Proprietary Information/Injunctive Relief

The System and Remote Access Services described herein and the databases, computer programs, screen formats, report formats, interactive design techniques, formulae, processes, systems, software, know- how, algorithms, programs, training aids, printed materials, methods, books, records, files, documentation and other information made available to the Customer by State Street as part of the Remote Access Services and through the use of the System and all copyrights, patents, trade secrets and other proprietary and

i

intellectual property rights of State Street and third-party vendors related thereto are the exclusive, valuable and confidential proprietary property of State Street and its relevant licensors and third- party vendors (the “Proprietary Information”). The Customer agrees on behalf of itself and its Authorized Designees to keep the Proprietary Information confidential and to limit access to its employees and Authorized Designees (under a similar duty of confidentiality) who require access to the System for the purposes intended. The foregoing shall not apply to Proprietary Information in the public domain or required by law to be made public.

The Customer agrees to use the Remote Access Services only in connection with the proper purposes of this Addendum. The Customer will not, and will cause its employees and Authorized Designees not to, (i) permit any third party to use the System or the Remote Access Services, (ii) sell, rent, license or otherwise use the System or the Remote Access Services in the operation of a service bureau or for any purpose other than as expressly authorized under this Addendum, (iii) use the System or the Remote Access Services for any fund, trust or other investment vehicle without the prior written consent of State Street, or (iv) allow or cause any information transmitted from State Street's databases, including data from third-party sources, available through use of the System or the Remote Access Services, to be published, redistributed or retransmitted for other than use for or on behalf of the Customer, as State Street’s customer.

The Customer agrees that neither it nor its Authorized Designees will modify the System in any way, enhance, copy or otherwise create derivative works based upon the System, nor will the Customer or its Authorized Designees reverse engineer, decompile or otherwise attempt to secure the source code for all or any part of the System.

The Customer acknowledges that the disclosure of any Proprietary Information, or of any information which at law or equity ought to remain confidential, will immediately give rise to continuing irreparable injury to State Street or its third-party licensors and vendors inadequately compensable in damages at law and that State Street shall be entitled to obtain immediate injunctive relief against the breach or threatened breach of any of the foregoing undertakings, in addition to any other legal remedies which may be available.

Limited Warranties

State Street represents and warrants that it is the owner of and/or has the right to grant access to the System and to provide the Remote Access Services contemplated herein. Because of the nature of computer information technology including, but not limited to the use of the Internet, and the necessity of relying upon third-party sources, and data and pricing information obtained from third parties, the System and Remote Access Services are provided “AS IS” without warranty express or implied including as to availability of the System, and the Customer and its Authorized Designees shall be solely responsible for the use of the System and Remote Access Services and investment decisions, results obtained, regulatory reports and statements produced using the Remote Access Services. State Street and its relevant licensors and third-party vendors will not be liable to the Customer or its Authorized Designees for any direct or indirect, special, incidental, punitive or consequential damages arising out of or in any way connected with the System or the Remote Access Services, nor shall any party be responsible for delays or nonperformance under this Addendum arising out of any cause or event beyond such party’s control.

EXCEPT AS EXPRESSLY SET FORTH IN THIS ADDENDUM, STATE STREET, FOR ITSELF AND ITS RELEVANT LICENSORS AND THIRD-PARTY VENDORS EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES CONCERNING THE SYSTEM AND THE SERVICES TO BE RENDERED HEREUNDER, WHETHER EXPRESS OR IMPLIED INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTIBILITY OR FITNESS FOR A PARTICULAR PURPOSE.

Infringement

ii

State Street will defend or, at its option, settle any claim or action brought against the Customer to the extent that it is based upon an assertion that access to or use of State Street proprietary systems by the Customer under this Addendum constitutes direct infringement of any United States patent or copyright or misappropriation of a trade secret, provided that the Customer notifies State Street promptly in writing of any such claim or proceeding, cooperates with State Street in the defense of such claim or proceeding and allows State Street sole control over such claim or proceeding. Should the State Street proprietary system or any part thereof become, or in State Street’s opinion be likely to become, the subject of a claim of infringement or the like under any applicable patent, copyright or trade secret laws, State Street shall have the right, at State Street's sole option, to (i) procure for the Customer the right to continue using the State Street proprietary system, (ii) replace or modify the State Street proprietary system so that the State Street proprietary system becomes noninfringing, or (iii) terminate this Addendum without further obligation. This section constitutes the sole remedy to the Customer for the matters described in this section.

Termination

Either party to the Custodian Agreement may terminate this Addendum (i) for any reason by giving the other party at least one-hundred and eighty (180) days prior written notice in the case of notice of termination by State Street to the Customer or thirty (30) days notice in the case of notice from the Customer to State Street of termination, or (ii) immediately for failure of the other party to comply with any material term and condition of the Addendum by giving the other party written notice of termination. This Addendum shall in any event terminate within ninety (90) days after the termination of any service agreement applicable to the Customer. The Customer’s use of any third-party System is contingent upon its compliance with any terms of use of such system imposed by such third party and State Street’s continued access to, and use of, such third-party system. In the event of termination, the Customer will return to State Street all copies of documentation and other confidential information in its possession or in the possession of its Authorized Designees and immediately cease access to the System and Remote Access Services. The foregoing provisions with respect to confidentiality and infringement will survive termination for a period of three (3) years.

Miscellaneous

This Addendum constitutes the entire understanding of the parties to the Custodian Agreement with respect to access to the System and the Remote Access Services. This Addendum cannot be modified or altered except in a writing duly executed by each of State Street and the Customer and shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

By its execution of the Custodian Agreement, the Customer: (a) confirms to State Street that it informs all Authorized Designees of the terms of this Addendum; (b) accepts responsibility for its and its Authorized Designees’ compliance with the terms of this Addendum; and (c) indemnifies and holds State Street harmless from and against any and all costs, expenses, losses, damages, charges, counsel fees, payments and liabilities arising from any failure of the Customer or any of its Authorized Designees to abide by the terms of this Addendum.

iii

Exhibit (k)(1)

EXECUTION COPY

TRANSFER AGENCY AND SERVICE AGREEMENT

THIS AGREEMENT is dated as of December 15, 2010 and effective as of the date the Fund (defined below) is declared effective by the Securities and Exchange Commission (the “SEC”) or such other date as the parties mutually agree in writing, by and between STATE STREET BANK AND TRUST COMPANY, a trust company chartered under the laws of the Commonwealth of Massachusetts (“State Street” or the “Transfer Agent”), and AVENUE INCOME CREDIT STRATEGIES FUND, a Delaware statutory trust (the “Fund”).

WHEREAS, the Fund is authorized to issue shares of beneficial interest (“Shares”) and is intended to be Direct Registration System eligible;

WHEREAS, the Fund desires to appoint the Transfer Agent as its transfer agent, dividend disbursing agent, and agent in connection with certain other activities, and the Transfer Agent desires to accept such appointment;

Now, Therefore, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1.	TERMS OF APPOINTMENT

1.1
Subject to the terms and conditions set forth in this Agreement, the Fund  hereby employs and appoints the Transfer Agent to act as, and the Transfer Agent agrees to act as, (i) transfer agent for the Fund’s authorized and issued Shares, (ii) dividend disbursing agent and (iii) agent in connection with any dividend reinvestment plan or similar plans provided to shareholders (“Shareholders”) of the Fund and set out in the currently effective prospectus and Statement of Additional Information of the Fund from time to time.

1.2	Services. In accordance with procedures established from time to time by agreement between the Fund and the Transfer Agent, the Transfer Agent shall:

(i)	act as the Fund’s fast automated securities transfer (“FAST”) program transfer agent;

(ii)	receive orders for the purchase of Shares from the Fund, and promptly deliver payment and appropriate documentation thereof to the custodian of the Fund (the “Custodian”);

(iii)	pursuant to such purchase orders, book such Share issuance to the appropriate Shareholder account;

(iv)	process transfers of Shares owned by the registered owners thereof upon receipt of proper instruction;

(v)	process and transmit payments for any dividends and distributions declared by the Fund;

(vi)
record the issuance of Shares of the Fund and maintain pursuant to SEC Rule 17Ad-10(e) a record of the total number of Shares of the Fund which are authorized, based upon data provided to it by the Fund, and issued and outstanding; and provide the Fund on a regular basis with the total number of Shares of the Fund which are issued and outstanding but Transfer Agent shall have no obligation, when recording the issuance of Shares, to monitor the issuance of such Shares to determine if there are authorized Shares available for issuance or to take cognizance of any laws relating to, or corporate actions required for, the issue or sale of such Shares, which functions shall be the sole responsibility of the Fund;

(vii)
implement and maintain a comprehensive written information security program that contains appropriate security measures to safeguard the personal information of the Fund’s shareholders, employees, directors and/or officers that the Transfer Agent receives, stores, maintains, processes or otherwise accesses in connection with the provision of services hereunder.  For these purposes, “personal information” shall mean (i) an individual’s name (first initial and last name or first name and last name), address or telephone number plus (a) social security number, (b) drivers license number, (c) state identification card number, (d) debit or credit card number, (e) financial account number or (f) personal identification number or password that would permit access to a person’s account or (ii) any combination of the foregoing that would allow a person to log onto or access an individual’s account.  Notwithstanding the foregoing “personal information” shall not include information that is lawfully obtained from publicly available information, or from federal, state or local government records lawfully made available to the general public;

(viii)
perform certain other customary services of a transfer agent and dividend disbursing agent, including, but not limited to: maintaining Depository Trust Company (“DTC”) and direct Shareholder accounts, providing direct Shareholder registration information for the mailing of Shareholder reports and proxies to direct Shareholders, maintaining such bank accounts as the Transfer Agent shall deem necessary for the performance of its duties under this Agreement, withholding taxes on U.S. resident and non-resident alien accounts, preparing and filing U.S. Treasury Department Forms 1099 and other appropriate forms required by federal authorities with respect to dividends and distributions to direct Shareholders, preparing and mailing confirmation forms and statements of account to DTC and direct Shareholders for all purchases and transfers of Shares and other confirmable transactions in Shareholder accounts, preparing and mailing activity statements for direct Shareholders, providing Shareholder account information and processing direct Shareholder correspondence and complaints;

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(ix)	provide sub-certificates in connection with the certification requirements of the Sarbanes-Oxley Act of 2002 with respect to the services provided by the Transfer Agent;

(x)
provide periodic certifications and reasonable documentation to the Chief Compliance Officer of the Fund in connection with Rule 38a-1 of the 1940 Act with respect to the services provided by the Transfer Agent; and

(xi)	locate “lost shareholders” and assist the Fund with its obligations to escheat direct Shareholder accounts as required under applicable state law.

1.4
Authorized Persons.  The Fund hereby agrees and acknowledges that the Transfer Agent may rely on the current list of authorized persons, as provided or agreed to by the Fund and as may be amended from time to time, in receiving instructions to issue or redeem the Shares.

1.5
Anti-Money Laundering and Client Screening.  With respect to the Fund’s offering and sale of Shares at any time, and for all subsequent transfers of such interests, the Fund or its delegate shall, directly or indirectly but only to the extent required by law:  (i) conduct know your customer/client identity due diligence with respect to potential investors and transferees in the Shares and shall obtain and retain due diligence records for each investor and transferee; (ii) use its best efforts to ensure that each investor’s and any transferee’s funds used to purchase Shares shall not be derived from, nor the product of, any criminal activity; (iii) if requested, provide periodic written verifications that such investors/transferees have been checked against the United States Department of the Treasury Office of Foreign Assets Control database for any non-compliance or exceptions; and (iv) perform its obligations under this Section in accordance with all applicable anti-money laundering laws and regulations.  In the event that the Transfer Agent has received advice from counsel that access to underlying due diligence records pertaining to the investors/transferees is necessary to ensure compliance by the Transfer Agent with relevant anti-money laundering (or other applicable) laws or regulations, the Fund shall, upon receipt of written request from the Transfer Agent, provide the Transfer Agent copies of such due diligence records.

1.6
Tax Law.  The Transfer Agent shall have no responsibility or liability for any obligations now or hereafter imposed on the Fund, the Shares, a Shareholder or the Transfer Agent in connection with the services provided by the Transfer Agent hereunder by the tax laws of any country or of any state or political subdivision thereof.  It shall be the responsibility of the Fund to notify the Transfer Agent of the obligations imposed on the Fund, the Shares, a Shareholder or the Transfer Agent in connection with the services provided by the Transfer Agent hereunder by the tax law of countries, states and political subdivisions thereof, including responsibility for withholding and other taxes, assessments or other governmental charges, certifications and governmental reporting.

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1.7	The Transfer Agent shall provide and maintain such office facilities and personnel as it considers reasonable and appropriate to provide the services contemplated herein.

2.	FEES AND EXPENSES

2.1
Fee Schedule.  For the performance by the Transfer Agent of services provided pursuant to this Agreement, the Fund agrees to pay the Transfer Agent the fees and expenses set forth in the fee schedule (the “Fee Schedule”).  Such fees and any out of pocket expenses and advances identified under Section 2.2 below may be changed from time to time, subject to mutual written agreement between the Fund and the Transfer Agent.

2.2
Out of Pocket Expenses.  In addition to the fees paid under Section 2.1 above, the Fund agrees to reimburse the Transfer Agent for reasonable out of pocket expenses, including but not limited to, confirmation production, postage, forms, telephone, microfilm, microfiche, tabulating proxies, records storage, or advances incurred by the Transfer Agent for the items set out in the fee schedule attached hereto.  In addition, any other reasonable expenses incurred by the Transfer Agent at the request or with the consent of the Fund will be reimbursed by the Fund.

2.3
Invoices.  The Fund agrees to pay all fees and out of pocket expenses due hereunder within thirty (30) days following the receipt of the respective invoice.  Postage for mailing of dividends, proxies, reports and other mailings to all shareholder accounts shall be advanced to the Transfer Agent by the Fund at least seven (7) days prior to the mailing date of such materials.

3.	REPRESENTATIONS AND WARRANTIES OF THE TRANSFER AGENT

The Transfer Agent represents and warrants to the Fund that:

3.1	It is a trust company duly organized and existing and in good standing under the laws of the Commonwealth of Massachusetts.

3.2
It is duly registered as a transfer agent under Section 17A(c)(2) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), it will remain so registered for the duration of this Agreement, and it will promptly notify the Fund in the event of any material change in its status as a registered transfer agent.

3.3	It is duly qualified to carry on its business in the Commonwealth of Massachusetts and in every other jurisdiction, if any, where such qualification is required.

3.4	It is empowered under applicable laws and by its organizational documents to enter into and perform the services contemplated in this Agreement.

3.5	All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement.

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3.6
It is in compliance with all material federal and state laws, rules and regulations applicable to its transfer agency business and the performance of its duties, obligations and services under this Agreement.

3.7	No legal or administrative proceedings have been instituted or threatened which would materially impair its ability to perform its duties and obligations under this Agreement.

3.8
The various procedures and systems which it has implemented with regard to safeguarding from loss or damage attributable to fire, theft or any other cause, the Fund’s records and other data and the Transfer Agent’s records, data equipment facilities and other property used in the performance of its obligations hereunder are adequate and it will make such changes therein from time to time as it may deem reasonably necessary for the secure performance of its obligations hereunder.

4.	REPRESENTATIONS AND WARRANTIES OF THE FUND

The Fund represents and warrants to the Transfer Agent that:

4.1	The Fund is a statutory trust duly organized, existing and in good standing under the laws of the State of Delaware.

4.2	The Fund is empowered under applicable laws and by its organizational documents to enter into and perform this Agreement.

4.3	All requisite proceedings have been taken to authorize the Fund to enter into, perform and receive services pursuant to this Agreement.

4.4
The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end management investment company (or will be upon the effectiveness of the Fund’s registration statement).

4.5
A registration statement under the Securities Act of 1933, as amended (the “Securities Act”), is currently, or at the time Shares are first offered to the public will be, effective and will remain effective, and all appropriate state securities law filings have been or will be made and will continue to be made, with respect to all Shares of the Fund being offered for sale by the Fund.

5.	DATA ACCESS AND PROPRIETARY INFORMATION

5.1
The Fund acknowledges that the databases, computer programs, screen formats, report formats, interactive design techniques, and documentation manuals furnished to the Fund by the Transfer Agent as part of the Fund’s ability to access certain Fund-related data maintained by the Transfer Agent or a third party on databases under the control and ownership of the Transfer Agent (“Data Access Services”) constitute copyrighted, trade secret, or other proprietary information (collectively, “Proprietary Information”) of substantial value to the Transfer

5

Agent or such other third party.  In no event shall Proprietary Information be deemed Customer Information (as defined below) or the confidential information of the Fund.  The Fund agrees to treat all Proprietary Information as proprietary to the Transfer Agent and further agrees that it shall not divulge any Proprietary Information to any person or organization except as may be provided hereunder.  Without limiting the foregoing, the Fund agrees for itself and its officers, trustees and agents to:

(i)
use such programs and databases solely on the Fund’s, or such agents’ computers, or solely from equipment at the location(s) agreed to between the Fund and the Transfer Agent, and solely in accordance with the Transfer Agent’s applicable user documentation;

(ii)	refrain from copying or duplicating in any way the Proprietary Information;

(iii)
refrain from obtaining unauthorized access to any portion of the Proprietary Information, and if such access is inadvertently obtained, to inform the Transfer Agent in a timely manner of such fact and dispose of such information in accordance with the Transfer Agent’s instructions;

(iv)
refrain from causing or allowing Proprietary Information transmitted from the Transfer Agent’s computers to the Fund’s, or such agents’ computer to be retransmitted to any other computer facility or other location, except with the prior written consent of the Transfer Agent;

(v)	allow the Fund or such agents to have access only to those authorized transactions agreed upon by the Fund and the Transfer Agent;

(vi)
honor all reasonable written requests made by the Transfer Agent to protect at the Transfer Agent’s expense the rights of the Transfer Agent in Proprietary Information at common law, under federal copyright law and under other federal or state law.

5.2
Proprietary Information shall not include all or any portion of any of the foregoing items that are or become publicly available without breach of this Agreement; that are released for general disclosure by a written release by the Transfer Agent; or that are already in the possession of the receiving party at the time of receipt without obligation of confidentiality or breach of this Agreement.

5.3
If the Fund notifies the Transfer Agent that any of the Data Access Services do not operate in material compliance with the most recently issued user documentation for such services, the Transfer Agent shall endeavor in a timely manner to correct such failure.  Organizations from which the Transfer Agent may obtain certain data included in the Data Access Services are solely responsible for the contents of such data, and the Fund agrees to make no claim against the Transfer Agent arising out of the contents of such third-party data, including, but not limited to, the accuracy thereof.  DATA ACCESS SERVICES

6

AND ALL COMPUTER PROGRAMS AND SOFTWARE SPECIFICATIONS USED IN CONNECTION THEREWITH ARE PROVIDED ON AN “AS IS, AS AVAILABLE” BASIS.  THE TRANSFER AGENT EXPRESSLY DISCLAIMS ALL WARRANTIES EXCEPT THOSE EXPRESSLY STATED HEREIN INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

5.4
If the transactions available to the Fund include the ability to originate electronic instructions to the Transfer Agent in order to effect the transfer or movement of cash or Shares, Shareholder information or other information, then in such event the Transfer Agent shall be entitled to rely on the validity and authenticity of such instruction without undertaking any further inquiry as long as such instruction is undertaken in conformity with security procedures established by the Transfer Agent from time to time.

5.5	Each party shall take reasonable efforts to advise its employees of their obligations pursuant to this Section. The obligations of this Section shall survive any earlier termination of this Agreement.

6.	WIRE TRANSFER OPERATING GUIDELINES

6.1
Obligation of Sender.  The Transfer Agent is authorized to promptly debit the appropriate Fund account(s) upon the receipt of a payment order in compliance with the selected security procedure (the “Security Procedure”) chosen for funds transfer in the Funds Transfer Addendum to the Custody Agreement between State Street and the Fund and in the amount of money that the Transfer Agent has been instructed to transfer.  The Transfer Agent shall execute payment orders in compliance with the Security Procedure and with the Fund’s instructions on the execution date, provided that such payment order is received by the customary deadline for processing such a request, unless the payment order specifies a later time.  All payment orders and communications received after the customary deadline will be deemed to have been received the next business day.

6.2
Security Procedure.  The Fund acknowledges that the Security Procedure it has designated on the Funds Transfer Addendum was selected by the Fund from security procedures offered.  The Fund shall restrict access to confidential information relating to the Security Procedure to authorized persons as communicated to the Transfer Agent in writing.  The Fund must notify the Transfer Agent immediately if it has reason to believe that unauthorized persons may have obtained access to such information or of any change in the Fund’s authorized personnel.  The Transfer Agent shall verify the authenticity of all instructions received from the Fund according to the Security Procedure.

6.3
Account Numbers.  The Transfer Agent shall process all payment orders on the basis of the account number contained in the payment order.  In the event of a discrepancy between any name indicated on the payment order and the account number, the account number shall take precedence and govern.

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6.4
Rejection.  The Transfer Agent reserves the right to decline to process or delay the processing of a payment order which (i) is in excess of the collected balance in the account to be charged at the time of the Transfer Agent’s receipt of such payment order; (ii) if initiating such payment order would cause the Transfer Agent, in the Transfer Agent’s sole judgment, to exceed any volume, aggregate dollar, network, time, credit or similar limits which are applicable to the Transfer Agent; or (iii) if the Transfer Agent, in good faith, is unable to satisfy itself that the transaction has been properly authorized.

6.5
Cancellation Amendment.  The Transfer Agent shall use reasonable efforts to act on all authorized requests to cancel or amend payment orders received in compliance with the Security Procedure, provided that such requests are received in a timely manner affording the Transfer Agent reasonable opportunity to act.  However, the Transfer Agent assumes no liability if the request for amendment or cancellation cannot be satisfied.

6.6
Errors.  The Transfer Agent shall assume no responsibility for failure to detect any erroneous payment order provided that the Transfer Agent complies with the payment order instructions as received and the Transfer Agent complies with the Security Procedure.  The Security Procedure is established for the purpose of authenticating payment orders only and not for the detection of errors in payment orders.

6.7
Interest.  The Transfer Agent shall assume no responsibility for lost interest with respect to the refundable amount of any unauthorized payment order, unless the Transfer Agent is notified of the unauthorized payment order within thirty (30) days of notification by the Transfer Agent of the acceptance of such payment order.

6.8
ACH Credit Entries/Provisional Payments.  When the Fund initiates or receives Automated Clearing House credit and debit entries pursuant to these guidelines and the rules of the National Automated Clearing House Association and the New England Clearing House Association, the Transfer Agent will act as an Originating Depository Financial Institution and/or Receiving Depository Financial Institution, as the case may be, with respect to such entries.  Credits given by the Transfer Agent with respect to an ACH credit entry are provisional until the Transfer Agent receives final settlement for such entry from the Federal Reserve Bank.  If the Transfer Agent does not receive such final settlement, the Fund agrees that the Transfer Agent shall receive a refund of the amount credited to the Fund in connection with such entry, and the party making payment to the Fund via such entry shall not be deemed to have paid the amount of the entry.

6.9
Confirmation.  Confirmation of the Transfer Agent’s execution of payment orders shall ordinarily be provided within twenty four (24) hours notice of which may be delivered through the Transfer Agent’s proprietary information systems, or by facsimile or call-back.  The Fund must report any objections to the execution of an order within thirty (30) calendar days.

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7.	STANDARD OF CARE / LIMITATION OF LIABILITY

The Transfer Agent shall at all times act in good faith and without negligence in its performance of all services performed under this Agreement, but assumes no responsibility and shall not be liable for loss or damage due to errors, including encoding and payment processing errors, unless said errors are caused by its negligence, willful misfeasance or willful misconduct or that of its employees or agents.  The parties agree that any encoding or payment processing errors shall be governed by this standard of care, and that Section 4-209 of the Uniform Commercial Code is superseded by this Section.  In any event, except as otherwise agreed by the parties in writing, the Transfer Agent’s cumulative liability for each calendar year (a “Liability Period”) with respect to the Fund under this Agreement regardless of the form of action or legal theory shall be limited to its total annual compensation earned and fees payable hereunder during the preceding Compensation Period, as defined herein, for any liability or loss suffered by the Fund including, but not limited to, any liability relating to qualification of the Fund as a regulated investment company or any liability relating to the Fund’s compliance with any federal or state tax or securities statute, regulation or ruling during such Liability Period.  “Compensation Period” shall mean the calendar year ending immediately prior to each Liability Period in which the event(s) giving rise to the Transfer Agent’s liability for that period have occurred.  Notwithstanding the foregoing, the Compensation Period for purposes of calculating the annual cumulative liability of the Transfer Agent for the Liability Period commencing on the effective date of this Agreement and terminating on December 31, 2011 shall be the effective date of this Agreement through December 31, 2011, calculated on an annualized basis, and the Compensation Period for the Liability Period commencing January 1, 2012 and terminating on December 31, 2012 shall be the effective date of this Agreement through December 31, 2011, calculated on an annualized basis.

8.	INDEMNIFICATION

8.1
The Transfer Agent shall not be responsible for, and the Fund shall indemnify and hold the Transfer Agent harmless from and against, any and all losses, damages, costs, charges, counsel fees (including the defense of any lawsuit in which the Transfer Agent or affiliate is a named party), payments, expenses and liability arising out of or attributable to:

(i)
all actions of the Transfer Agent or its agents or subcontractors required to be taken pursuant to this Agreement, provided that such actions are taken in good faith and without negligence, willful misfeasance or willful misconduct;

(ii)	the Fund’s material breach of any representation, warranty or covenant of the Fund hereunder;

(iii)	the Fund’s lack of good faith, negligence, willful misfeasance or willful misconduct;

(iv)	reasonable reliance upon, and any reasonable subsequent use of or action taken or omitted, by the Transfer Agent, or its agents or subcontractors on:

9

(a) any information, records, documents, data, stock certificates or services, which are received by the Transfer Agent or its agents or subcontractors by machine readable input, facsimile, CRT data entry, electronic instructions or other similar means authorized by the Fund, and which have been prepared, maintained or performed by the Fund or any other person or firm on behalf of the Fund, including but not limited to any broker-dealer, third party administrator or previous transfer agent; (b) any instructions or requests of the Fund or its officers, or the Fund’s agents or subcontractors or their officers or employees; (c) any instructions or opinions of legal counsel to the Fund with respect to any matter arising in connection with the services to be performed by the Transfer Agent under this Agreement which are provided to the Transfer Agent after consultation with such legal counsel; or (d) any paper or document, reasonably believed to be genuine, authentic, or signed by the proper person or persons;

(v)
the offer or sale of Shares by the Fund in violation of any requirement under the federal or state securities laws or regulations requiring that such Shares be registered, or in violation of any stop order or other determination or ruling by any federal or state agency with respect to the offer or sale of such Shares;

(vi)
the negotiation and processing of any checks, wires and ACH transmissions, including without limitation, for deposit into, or credit to, the Fund’s demand deposit accounts maintained by the Transfer Agent, provided that such actions are taken in good faith and without negligence, willful misfeasance or willful misconduct;

(vii)
all actions relating to the transmission of Fund or Shareholder data through the NSCC clearing systems, if applicable, provided that such actions are taken in good faith and without negligence, willful misfeasance or willful misconduct; and

(viii)
any tax obligations of the Fund or its shareholders under the tax laws of any country or of any state or political subdivision thereof, including taxes, withholding and reporting requirements, claims for exemption and refund, additions for late payment, interest, penalties and other expenses (including legal expenses) that may be assessed, imposed or charged against the Transfer Agent as transfer agent hereunder.

8.2
At any time, the Transfer Agent may seek instruction from any officer of the Fund or his or her designee and may reasonably consult with outside counsel for the Fund at the expense of the Fund, or with its own counsel at its own expense, with respect to any matter arising in connection with the services to be performed by the Transfer Agent under this Agreement.  The Transfer Agent shall not be liable, and shall be indemnified by the Fund, for any action taken or omitted by it in good faith in reasonable reliance, upon such instructions or upon the opinion of

10

the Fund’s counsel, its own counsel or upon any instruction, information, data, records or documents provided to the Transfer Agent or its agents or subcontractors by machine readable input, telex, CRT data entry or other similar means authorized by the Fund, or any paper or document reasonably believed by it to be genuine and to have been signed by the proper person or persons.  The Transfer Agent shall not be held to have notice of any change of authority of a person until receipt of written notice thereof from the Fund.

8.3
In order that the indemnification provisions contained in this Section shall apply, upon the assertion of a claim for which the Fund may be required to indemnify the Transfer Agent, the Transfer Agent shall notify the Fund of such assertion, and shall keep the Fund advised with respect to all material developments concerning such claim.  The Fund shall have the option to participate with the Transfer Agent in the defense of such claim or to defend against said claim in its own name.  The Transfer Agent shall in no case confess any claim or make any compromise in any case in which the Fund may be required to indemnify the Transfer Agent except with the Fund’s prior written consent, which shall not be unreasonably withheld.

9.	ADDITIONAL COVENANTS OF THE FUND AND THE TRANSFER AGENT

9.1	The Fund shall promptly furnish to the Transfer Agent the following:

(i)
A certificate of the Secretary of the Fund certifying the resolution of the Board of Trustees of the Fund authorizing the appointment of the Transfer Agent and the execution and delivery of this Agreement.

(ii)	A copy of the Declaration of Trust and By-Laws of the Fund and all amendments thereto.

9.2
The Transfer Agent hereby agrees to establish and maintain facilities and procedures for safekeeping of stock certificates, check forms and facsimile signature imprinting devices, if any; and for the preparation or use, and for keeping account of, such certificates, forms and devices.

9.3
Records.  The Transfer Agent shall keep records relating to the services to be performed hereunder, in the form and manner as it may deem advisable.  To the extent required by Section 31 of the 1940 Act and the Rules thereunder, the Transfer Agent agrees that all such records prepared or maintained by the Transfer Agent relating to the services to be performed by the Transfer Agent hereunder are the property of the Fund and will be preserved, maintained and made available in accordance with such Section and Rules, and will be surrendered promptly to the Fund on and in accordance with its request.

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10.	CONFIDENTIALITY AND PRIVACY

10.1
The Transfer Agent and the Fund agree that each shall treat confidentially all information provided by each party to the other party regarding its business and operations.  All confidential information provided by a party hereto shall be used by the other party hereto solely for the purpose of rendering or receiving services pursuant to this Agreement and, except as may be required in carrying out this Agreement, shall not be disclosed to any third party.  Neither party will use or disclose confidential information for purposes other than the activities contemplated by this Agreement or except as required by law, court process or pursuant to the lawful requirement of a governmental agency, or if the party is advised by counsel that it may incur liability for failure to make a disclosure, or except at the request or with the written consent of the other party.  Notwithstanding the foregoing, each party acknowledges that the other party may provide access to and use of confidential information relating to the other party to the disclosing party’s employees, contractors, sub-contractors, agents, professional advisors, auditors or persons performing similar functions.

The foregoing shall not be applicable to any information (i) that is publicly available when provided or thereafter becomes publicly available, other than through a breach of this Agreement, (ii) that is independently derived by a party hereto without the use of any information provided by the other party hereto in connection with this Agreement, (iii) that is required in any legal or regulatory proceeding, investigation, audit, examination, subpoena, civil investigative demand or other similar process, or by operation of law or regulation, or (iv) where the party seeking to disclose has received the prior written consent of the party providing the information, which consent shall not be unreasonably withheld.

The undertakings and obligations contained in this Section 10.1 shall survive the termination or expiration of this Agreement for a period of ten (10) years.

10.2
The Transfer Agent affirms that it has, and will continue to have throughout the term of this Agreement, procedures in place that are reasonably designed to protect the privacy of non-public personal consumer/customer financial information to the extent required by applicable laws, rules and regulations.

11.	EFFECTIVE PERIOD, TERMINATION AND AMENDMENT

This Agreement shall remain in full force and effect for an initial term ending on the two year anniversary of the effective date of this Agreement (the “Initial Term”).  After the expiration of the Initial Term, this Agreement shall automatically renew for successive one-year terms (each, a “Renewal Term”) unless a written notice of non-renewal is delivered by the non-renewing party no later than ninety (90) days prior to the expiration of the Initial Term or any Renewal Term, as the case may be.  During the Initial Term and thereafter, either party may terminate this Agreement: (i) in the event of the other party’s material breach of a material provision of this Agreement that the other party has either (a) failed to cure or (b) failed to

12

establish a remedial plan to cure that is reasonably acceptable, within 60 days’ written notice of such breach, or (ii) in the event of the appointment of a conservator or receiver for the other party or upon the happening of a like event to the other party at the direction of an appropriate agency or court of competent jurisdiction.  Upon termination of this Agreement pursuant to this paragraph with respect to the Fund, the Fund shall pay the Transfer Agent its compensation due and shall reimburse the Transfer Agent for its costs, expenses and disbursements that are subject to reimbursement under this Agreement.

In the event of: (i) the Fund's termination of this Agreement for any reason other than as set forth in the immediately preceding paragraph or (ii) a transaction not in the ordinary course of business pursuant to which the Transfer Agent is not retained to continue providing services hereunder to the Fund (or its respective successor), the Fund shall pay the Transfer Agent its compensation due through the end of the then-current term (based upon the average monthly compensation previously earned by the Transfer Agent with respect to the Fund) and shall reimburse the Transfer Agent for its costs, expenses and disbursements that are subject to reimbursement under this Agreement.  For the avoidance of doubt, no payment will be required pursuant to clause (ii) of this paragraph in the event of any transaction such as (a) the liquidation or dissolution of the Fund and distribution of the Fund’s assets as a result of the Board’s determination in its reasonable business judgment that the Fund is no longer viable, (b) a merger of the Fund into, or the consolidation of the Fund with, another entity, or (c) the sale by the Fund of all, or substantially all, of its assets to another entity, in each of (b) and (c) where the Transfer Agent is retained to continue providing services to the Fund (or its successor) on substantially the same terms as this Agreement.

This Agreement may be amended at any time in writing by mutual agreement of the parties hereto.

12.	[RESERVED]

13.	ASSIGNMENT

13.1	Except as provided in Section 14 below, neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the written consent of the other party.

13.2
Nothing under this Agreement shall be construed to give any rights or benefits in this Agreement to anyone other than the Transfer Agent and the Fund, and the duties and responsibilities undertaken pursuant to this Agreement shall be for the sole and exclusive benefit of the Transfer Agent and the Fund.  This Agreement shall inure to the benefit of, and be binding upon, the parties and their respective permitted successors and assigns.

13.3
This Agreement does not constitute an agreement for a partnership or joint venture between the Transfer Agent and the Fund.  Other than as provided in Section 14, neither party shall make any commitments with third parties that are binding on the other party without the other party’s prior written consent.

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14.	SUBCONTRACTORS

The Transfer Agent may, without further consent on the part of the Fund, subcontract for the performance hereof with (i) Boston Financial Data Services, Inc., a Massachusetts corporation (“BFDS”) which is duly registered as a transfer agent pursuant to Section 17A(c)(2) of the 1934 Act (“Section 17A(c)(2)”), (ii) a BFDS subsidiary duly registered as a transfer agent pursuant to Section 17A(c)(2), (iii) a BFDS affiliate duly registered as a transfer agent or (iv) other affiliated or unaffiliated third party duly registered as a transfer agent pursuant to Section 17A(c)(2); provided, however, that the Transfer Agent shall remain liable to the Fund for the acts and omissions of any subcontractor under this Section as it is for its own acts and omissions under this Agreement.

15.	MISCELLANEOUS

15.1	Amendment. This Agreement may be amended or modified by a written agreement executed by both parties.

15.2
Massachusetts Law to Apply.  This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the Commonwealth of Massachusetts without regard to the conflict of laws provisions thereof.

15.3
Force Majeure.  In the event either party is unable to perform its obligations under the terms of this Agreement because of acts of God, strikes, equipment or transmission failure or damage reasonably beyond its control, or other causes reasonably beyond its control, such party shall not be liable to the other for any damages resulting from such failure to perform or otherwise from such causes.

15.4
Survival.  All provisions regarding indemnification, warranty, liability, and limits thereon, and confidentiality and/or protections of proprietary rights and trade secrets shall survive the termination of this Agreement.

15.5
Severability.  If any provision or provisions of this Agreement shall be held invalid, unlawful, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired.

15.6
Priorities Clause.  In the event of any conflict, discrepancy or ambiguity between the terms and conditions contained in this Agreement and any schedules or attachments hereto, the terms and conditions contained in this Agreement shall take precedence.

15.7
Waiver.  No waiver by either party or any breach or default of any of the covenants or conditions herein contained and performed by the other party shall be construed as a waiver of any succeeding breach of the same or of any other covenant or condition.

15.8	Merger of Agreement. This Agreement and any schedules, exhibits, attachments or amendments hereto constitute the entire agreement between the parties hereto

14

and supersedes any prior agreement with respect to the subject matter hereof whether oral or written.

15.9	Counterparts. This Agreement may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

15.10
Reproduction of Documents.  This Agreement and all schedules, exhibits, attachments and amendments hereto may be reproduced by any photographic, photostatic, microfilm, micro-card, miniature photographic or other similar process.  The parties hereto all/each agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

15.11
Notices.  Any notice or other communication authorized or required by this Agreement to be given to either party shall be in writing and deemed to have been given when delivered in person or by confirmed facsimile, by overnight delivery through a commercial courier service, or posted by certified mail, return receipt requested, to the following address (or such other address as a party may specify by written notice to the other):

(a)           If to Transfer Agent, to:

State Street Bank and Trust Company
200 Clarendon Street, 16th Floor
Boston, Massachusetts 02116
Attention: Sheila McClorey, Transfer Agent Vice President
Telephone: (617) 937-6912
Facsimile: (617) 937-8139

With a copy to:
State Street Bank and Trust Company
2 Avenue de Lafayette, 2nd Floor (LCC/2)
Boston, MA 02110
Attn: Mary Moran Zeven, Esq.
Telephone: (617) 662-1783
Facsimile: (617) 662-2702

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(b)	If to the Fund, to:

Avenue Income Credit Strategies Fund
399 Park Avenue, 6th Floor
New York, NY  10022
Attention: Randy Takian
Telephone: (212) 878-3544
Facsimile: (212) 486-2580

[The remainder of this page has been intentionally left blank.]

16

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

STATE STREET BANK AND TRUST COMPANY
By:	/s/ Michael F. Rogers
	Name:	Michael F. Rogers
	Title:	Executive Vice President

AVENUE INCOME CREDIT STRATEGIES FUND
By:	/s/ Randy Takian
	Name:	Randy Takian
	Title:	President & Chief Executive Officer

17

Exhibit (k)(2)

EXECUTION COPY

ADMINISTRATION AGREEMENT

This Administration Agreement (“Agreement”) dated as of December 15, 2010 and effective as of the date the Fund (defined below) is declared effective by the Securities and Exchange Commission (the “SEC”) or such other date as the parties mutually agree in writing, is by and between State Street Bank and Trust Company, a Massachusetts trust company (the “Administrator”), and Avenue Income Credit Strategies Fund, a Delaware statutory trust (the “Fund”).

WHEREAS, the Fund desires to retain the Administrator to furnish certain administrative services to the Fund, and the Administrator is willing to furnish such services, on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties hereto agree as follows:

1.	Appointment of Administrator

The Fund hereby appoints the Administrator to act as administrator to the Fund for purposes of providing certain administrative services for the period and on the terms set forth in this Agreement.  The Administrator accepts such appointment and agrees to render the services stated herein.

2.	Delivery of Documents

The Fund will promptly deliver to the Administrator copies of each of the following documents and all future amendments and supplements thereto, if any:

a.	The Fund’s Declaration of Trust and By-Laws;

b.
The Fund’s Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), including any Prospectus and Statement of Additional Information (“SAI”) incorporated therein;

c.
Copies of the resolutions of the Board of Trustees of the Fund (the “Board”) certified by the Fund’s Secretary authorizing (i) the Fund to enter into this Agreement and (ii) certain individuals on behalf of the Fund to (a) give instructions to the Administrator pursuant to this Agreement and (b) sign checks and pay expenses;

d.	A copy of the investment advisory agreement between the Fund and its investment adviser; and

e.	Such other certificates, documents or opinions which the Administrator and the Fund may reasonably deem necessary or appropriate for the proper performance of

1

the Administrator’s duties hereunder provided that the Administrator shall have no liability in respect of any loss, damage or expense insofar as such loss, damage or expense arises from the non-delivery of a certificate, document or opinion deemed necessary by the Administrator that is deemed unnecessary by the Fund.

3.	Representations and Warranties of the Administrator

The Administrator represents and warrants to the Fund that:

a.	It is a Massachusetts trust company, duly organized and existing under the laws of The Commonwealth of Massachusetts;

b.	It has the corporate power and authority to carry on its business in The Commonwealth of Massachusetts;

c.	All requisite corporate proceedings have been taken to authorize it to enter into this Agreement and perform its duties and obligations hereunder;

d.	No legal or administrative proceedings have been instituted or threatened which would materially impair the Administrator’s ability to perform its duties and obligations under this Agreement; and

e.
Its entrance into this Agreement and the performance of its duties and obligations hereunder shall not cause a material breach or be in material conflict with any other agreement or obligation of the Administrator or any law or regulation applicable to it.

4.	Representations and Warranties of the Fund

The Fund represents and warrants to the Administrator that:

a.	It is a statutory trust, duly organized, existing and in good standing under the laws of the State of Delaware;

b.	It has the requisite power and authority under applicable laws and by its Declaration of Trust and By-Laws to enter into and perform this Agreement;

c.	All requisite proceedings have been taken to authorize it to enter into and perform this Agreement;

d.	It is an investment company properly registered with the SEC under the 1940 Act (or will be upon the effectiveness of the Registration Statement);

e.
The Registration Statement has been filed and, at the time that securities of the Fund are first offered to the public, will be effective, and the Registration Statement (or a successor registration statement) shall be in effect whenever securities of the

2

Fund are offered to the public to the extent required by law.  As of the time that securities of the Fund are first offered to the public, all necessary filings under the securities laws of the states in which the Fund offers or sells its shares shall have been made;

f.	No legal or administrative proceedings have been instituted or threatened which would impair the Fund’s ability to perform its duties and obligations under this Agreement; and

g.	Its entrance into this Agreement will not cause a material breach or be in material conflict with any other agreement or obligation of the Fund or any law or regulation applicable to it.

5.	Administration Services

The Administrator shall provide the following services, subject to the authorization and direction of the Fund and, in each case where appropriate, the review and comment by the Fund’s independent accountants and legal counsel and in accordance with procedures which may be established from time to time between the Fund and the Administrator:

Fund Administration Treasury Services

a.
Prepare for the review by designated officer(s) of the Fund financial and other information that will be included in the Fund’s periodic and other reports and registration statements, including tax footnote disclosures where applicable, including such information for the Fund’s (i) semi-annual and annual shareholder reports, (ii) Form N-Q and other quarterly reports, (iii) Form N-SAR, (iv) proxy statements on Schedule 14A, (v) registration statements on form N-2 and (vi) such other reports as may be mutually agreed upon;

b.	Coordinate the audit of the Fund’s financial statements by the Fund’s independent accountants, including the preparation of supporting audit work papers and other schedules;

c.	Prepare for review by designated officer(s) of the Fund monthly income distribution calculations and provide such other financial information as the Fund may reasonably request;

d.	Provide fund accounting reporting that will provide information to assist the Fund in calculating and determining if a Section 19(a) notice will be required;

e.	Prepare and file with the SEC the Fund’s reports on Form N-Q and Form N-SAR;

f.	Coordinate and manage the process of printing shareholder reports;

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g.
Prepare annual fund expense budgets for the review by designated officer(s) of the Fund, perform accrual analyses and rollforward calculations and recommend changes to Fund expense accruals on a periodic basis, arrange for payment of the Fund’s expenses, review calculations of fees paid to the Fund’s investment adviser, custodian, fund accountant, distributor and transfer agent, and obtain authorization of accrual changes and expense payments;

h.
Provide ongoing testing of, and notifications to Fund management regarding, the Fund’s portfolio with respect to compliance with the Internal Revenue Code’s mandatory qualification requirements, the requirements of the 1940 Act and the rules and regulations of the SEC thereunder and limitations for the Fund’s portfolio contained in the Registration Statement, including monthly (or other agreed upon frequency depending on the nature of the test) compliance reporting to the designated officer(s) of the Fund as well as preparation of Board compliance materials;

i.
Prepare and furnish total return performance information for the Fund, including such information on an after-tax basis, calculated in accordance with applicable U.S. securities laws and regulations, as may be reasonably requested by the Fund;

j.	Prepare and disseminate vendor survey information;

k.	Provide sub-certificates in connection with the certification requirements of the Sarbanes-Oxley Act of 2002 (“SOX”) with respect to the services provided by the Administrator;

l.	Maintain certain books and records of the Fund as required under Rule 31a-1(b) of the 1940 Act, as may be mutually agreed upon;

m.
Implement and maintain a comprehensive written information security program that contains appropriate security measures to safeguard the personal information of the Fund’s shareholders, employees, directors and/or officers that the Administrator receives, stores, maintains, processes or otherwise accesses in connection with the provision of services hereunder.  For these purposes, “personal information” shall mean (i) an individual’s name (first initial and last name or first name and last name), address or telephone number plus (a) social security number, (b) drivers license number, (c) state identification card number, (d) debit or credit card number, (e) financial account number or (f) personal identification number or password that would permit access to a person’s account or (ii) any combination of the foregoing that would allow a person to log onto or access an individual’s account.  Notwithstanding the foregoing “personal information” shall not include information that is lawfully obtained from publicly available information, or from federal, state or local government records lawfully made available to the general public;

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Fund Administration Legal Services

n.
Prepare the agenda and resolutions for all regular and special Board and committee meetings, prepare and send notices of such Board and committee meetings, make presentations to such Board and committee meetings where appropriate or upon reasonable request, prepare minutes for such Board and committee meetings, and otherwise coordinate and provide administrative support for such Board and committee meetings;

o.	Coordinate and provide support for actions by written consent of the Board and Board committees, including preparation of written consents for execution;

p.
Attend the Fund’s annual and special shareholder meetings, prepare scripts and minutes for such meetings, engage (at the Fund’s expense) and consult with proxy solicitation agents for such meetings, and otherwise coordinate and provide support with or through such proxy solicitation agents for such meetings;

q.	Prepare and mail quarterly and annual Code of Ethics forms for Trustees who are not “interested persons” of the Fund under the 1940 Act (the “Independent Trustees”);

r.
Prepare and file with the SEC the Fund’s reports on Form N-CSR,  Form N-PX and all amendments to the foregoing, and all amendments to the Registration Statement, including updates of the Prospectus and SAI and any sticker supplements to the Prospectus and SAI;

s.	Prepare and file with the SEC the Fund’s proxy statements on Schedule 14A, and provide consultation on proxy solicitation matters;

t.	Upon the reasonable request of the Fund, circulate, review and file with the SEC any Forms 8-K;

u.	Prepare for the review by designated Fund officer(s) and file with the New York Stock Exchange the Fund’s Section 303A Annual Written Affirmation and such other filings as may be mutually agreed upon;

v.	Coordinate and manage the process of printing the Fund’s Prospectus and Statement of Additional Information;

w.	Maintain general Board calendars and regulatory filings calendars;

x.	Maintain copies of the Fund’s Declaration of Trust and By-Laws;

y.	Assist in preparing and distribute customary annual questionnaires for trustees and officers;

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z.	Maintain the Fund’s corporate records and the good standing status of the Fund in its state of organization;

aa.	Provide an Assistant Secretary for the Fund, upon request of the Fund as the Fund deems necessary or appropriate;

bb.
Assist in developing guidelines and procedures to enhance the Fund’s compliance program, including compliance with the USA PATRIOT Act, SOX, anti-money laundering procedures, proxy voting procedures, financial expert questionnaires and Rule 38a-1 under the 1940 Act;

cc.
Assist the Fund in the handling of routine examinations of the Fund by the SEC, serve as a coordinator during SEC examinations and work closely with the Fund’s external and internal legal counsel to respond to any deficiency comments;

dd.	Assist the Fund’s management in framing issues for external legal counsel and assist the Fund’s external and internal legal counsel in responding to any non-routine regulatory matters;

ee.
Maintain awareness of significant emerging regulatory and legislative developments that may affect the Fund, update the Board and the investment adviser on those developments and provide related planning assistance where requested or appropriate;

ff.
Coordinate with insurance providers, including soliciting bids for Directors & Officers/Errors & Omissions (“D&O/E&O”) insurance and fidelity bond coverage, file fidelity bonds with the SEC and make related Board presentations;

gg.
Provide periodic certifications and reasonable documentation to the Chief Compliance Officer of the Fund in connection with Rule 38a-1 of the 1940 Act with respect to the services contemplated by this Agreement;

Fund Administration Tax Services

hh.	Compute tax basis provisions for both excise and income tax purposes;

ii.
Prepare the Fund’s federal, state, and local income tax returns and extension requests for review and for execution and filing by the Fund’s independent accountants and execution and filing by the Fund’s treasurer, including Form 1120-RIC, Form 8613 and Form 1099-MISC;

jj.	Coordinate Form 1099-DIV mailings; and

kk.	Review annual minimum distribution calculations (income and capital gain) prior to their declaration.

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The Administrator shall perform such other services for the Fund that are mutually agreed to by the parties from time to time, for which the Fund will pay such fees to and reimburse such reasonable expenses of the Administrator as the parties may mutually agree upon.  The provision of such services shall be subject to the terms and conditions of this Agreement.

The Administrator shall provide and maintain such office facilities and personnel as it considers reasonably appropriate in order to provide the services contemplated herein.

6.	Fees; Expenses; Expense Reimbursement

The Administrator shall receive from the Fund such compensation for the Administrator’s services provided pursuant to this Agreement as may be agreed to from time to time in a written Fee Schedule approved by the parties.  Fees shall accrue daily and be billed monthly, and shall be due and payable within thirty (30) days of the invoice.  Upon the termination of this Agreement before the end of any month, the fee for the part of the month before such termination shall be prorated according to the proportion which such part bears to the full monthly period and shall be payable upon the date of termination of this Agreement.  All rights of compensation and expense reimbursement under this Agreement for services performed through the termination date shall survive the termination of this Agreement.

The Fund agrees promptly to reimburse the Administrator for any equipment and supplies specially ordered by or for the Fund through the Administrator and for any other reasonable expenses not contemplated by this Agreement that the Administrator may incur on the Fund’s behalf at the Fund’s request or with the Fund’s consent.

The Fund will bear all expenses that are incurred in its operation and not specifically assumed by the Administrator.  Expenses to be borne by the Fund, include, but are not limited to:  organizational expenses; cost of services of the Fund’s independent accountants and the Fund’s outside legal and tax counsel (including such counsel’s review of the Registration Statement, Form N-CSR, Form N-Q, Form N-PX, Form N-SAR, proxy materials, federal and state tax qualification as a regulated investment company and other notices, registrations, reports, filings and materials prepared by the Administrator under this Agreement); cost of any services contracted for by the Fund directly from parties other than the Administrator; cost of trading operations and brokerage fees, commissions and transfer taxes in connection with the purchase and sale of securities for the Fund; investment advisory fees; taxes, insurance premiums and other fees and expenses applicable to its operation; charges by third parties incidental to any meetings of shareholders including, but not limited to, legal and accounting fees, proxy filing fees and the costs of preparation (e.g., typesetting, XBRL-tagging, page changes and all other print vendor and EDGAR charges, collectively referred to herein as “Preparation”), printing, distribution and mailing of any proxy materials; charges by third parties incidental to Board meetings, including fees and expenses of Board members; the salary and expenses of any officer, trustee or employee of the Fund; charges by third parties for Preparation, printing, distribution and mailing, as applicable, of the Fund’s Registration Statements and any amendments and supplements thereto and shareholder reports; charges by third parties for Preparation and filing of the Fund’s tax returns, Form N-2, Form N-CSR, Form N-Q, Form N-PX, and Form N-SAR, and all notices, registrations and amendments

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associated with applicable federal and state tax and securities laws; all applicable registration fees and filing fees required under federal and state securities laws; the cost of fidelity bond and D&O/E&O liability insurance; and the cost of independent pricing services used in computing the Fund’s net asset value.

The Administrator is authorized to and may employ, associate or contract with any such persons as the Administrator may deem reasonably appropriate to assist it in performing its duties under this Agreement; provided, however, that the compensation of such persons shall be paid by the Administrator and the Administrator shall be as fully responsible to the Fund for the acts and omissions of any such persons as it is for its own acts and omissions.

7.	Instructions and Advice

a.           At any time, the Administrator may seek instruction from any officer of the Fund or his or her designee and may reasonably consult with outside counsel for the Fund or the independent accountants for the Fund at the expense of the Fund, or with its own counsel at its own expense, with respect to any matter arising in connection with the services to be performed by the Administrator under this Agreement.

b.           The Administrator shall not be liable, and shall be indemnified by the Fund, for any action taken or omitted by it in good faith in reliance upon any such instructions or advice or upon any paper or document reasonably believed by it to be genuine and to have been signed by the proper person or persons.  The Administrator shall not be held to have notice of any change of authority of a person until receipt of written notice thereof by the Fund.  Nothing in this section shall be construed as imposing upon the Administrator any obligation to seek such instructions or advice, or to act in accordance with such advice when received.

8.	Standard of Care; Limitation of Liability and Indemnification

The Administrator agrees to perform its services under the Agreement without negligence.  The Administrator shall be responsible for the performance only of such duties as are set forth in this Agreement or as contemplated by the penultimate paragraph of Section 5 hereof and, except as otherwise provided under Section 6, shall have no responsibility for the actions or activities of any other party, including other service providers.  The Administrator shall have no liability in respect of any loss, damage or expense suffered by the Fund insofar as such loss, damage or expense arises from the performance of the Administrator’s duties hereunder in reliance upon records that were maintained for the Fund by entities other than the Administrator prior to the Administrator’s appointment as administrator for the Fund.  The Administrator shall have no liability for any error of judgment or mistake of law or for any loss or damage resulting from the performance or nonperformance of its duties hereunder unless caused by or resulting from the negligence, willful misfeasance or willful misconduct of the Administrator, its officers or employees.  The Administrator shall not be liable for any special, indirect, incidental, punitive or consequential damages of any kind whatsoever (including, without limitation, attorneys’ fees) under any provision of this Agreement or for any such damages arising out of any act or failure to act hereunder, which are hereby excluded by agreement of the parties regardless of whether such damages were foreseeable or whether either party or any entity had been advised of the possibility

8

of such damages. In any event, except as otherwise agreed by the parties in writing, the Administrator’s cumulative liability for each calendar year (a “Liability Period”) with respect to the Fund under this Agreement regardless of the form of action or legal theory shall be limited to its total annual compensation earned and fees payable hereunder during the preceding Compensation Period, as defined herein, for any liability or loss suffered by the Fund including, but not limited to, any liability relating to qualification of the Fund as a regulated investment company or any liability relating to the Fund’s compliance with any federal or state tax or securities statute, regulation or ruling during such Liability Period.  “Compensation Period” shall mean the calendar year ending immediately prior to each Liability Period in which the event(s) giving rise to the Administrator’s liability for that period have occurred.  Notwithstanding the foregoing, the Compensation Period for purposes of calculating the annual cumulative liability of the Administrator for the Liability Period commencing on the effective date of this Agreement and terminating on December 31, 2011 shall be the effective date of this Agreement through December 31, 2011, calculated on an annualized basis, and the Compensation Period for the Liability Period commencing January 1, 2012 and terminating on December 31, 2012 shall be the effective date of this Agreement through December 31, 2011, calculated on an annualized basis.

The Administrator shall not be responsible or liable for any failure or delay in performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its control, including without limitation, work stoppage, power or other mechanical failure, computer virus, natural disaster, governmental action or communication disruption.

The Fund shall indemnify and hold the Administrator and its directors, officers, employees and agents harmless from all loss, cost, damage and expense, including reasonable fees and expenses for counsel, incurred by the Administrator resulting from any claim, demand, action or suit in connection with the Administrator’s acceptance of this Agreement, any action or omission by it in the performance of its duties hereunder, or as a result of acting upon any instructions reasonably believed by it to have been duly authorized by the Fund or upon reasonable reliance on information or records given or made by the Fund or its investment adviser, provided that this indemnification shall not apply to actions or omissions of the Administrator, its officers or employees in cases of its or their own negligence, willful misfeasance or willful misconduct.

The limitation of liability and indemnification contained herein shall survive the termination of this Agreement.

9.	Confidentiality

The parties hereto agree that each shall treat confidentially all information provided by each party to the other party regarding its business and operations.  All confidential information provided by a party hereto shall be used by the other party hereto solely for the purpose of rendering or receiving services pursuant to this Agreement and, except as may be required in carrying out this Agreement, shall not be disclosed to any third party.  Neither party will use or disclose confidential information for purposes other than the activities contemplated by this Agreement or except as required by law, court process or pursuant to the lawful requirement of a governmental agency, or except at the request or with the written consent of the other party.

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Notwithstanding the foregoing, each party acknowledges that the other party may provide access to and use of confidential information relating to the other party to the disclosing party’s employees, contractors, agents, professional advisors, auditors or persons performing similar functions.

The foregoing shall not be applicable to any information (i) that is publicly available when provided or thereafter becomes publicly available, other than through a breach of this Agreement, (ii) that is independently derived by a party hereto without the use of any information provided by the other party hereto in connection with this Agreement, (iii) that is required in any legal or regulatory proceeding, investigation, audit, examination, subpoena, civil investigative demand or other similar process, or by operation of law or regulation, or (iv) where the party seeking to disclose has received the prior written consent of the party providing the information, which consent shall not be unreasonably withheld.

The undertakings and obligations contained in this Section shall survive the termination or expiration of this Agreement for a period of ten (10) years.

10.	Compliance with Governmental Rules and Regulations; Records

The Fund assumes full responsibility for complying with all securities, tax, commodities and other laws, rules and regulations applicable to it.

In compliance with the requirements of Rule 31a-3 under the 1940 Act, the Administrator agrees that all records which it maintains for the Fund shall at all times remain the property of the Fund, shall be readily accessible during normal business hours, and shall be promptly surrendered upon the termination of the Agreement or otherwise on written request except as otherwise provided in Section 12.  The Administrator further agrees that all records that it maintains for the Fund pursuant to Rule 31a-1 under the 1940 Act will be preserved for the periods prescribed by Rule 31a-2 under the 1940 Act unless any such records are earlier surrendered as provided above.  Records may be surrendered in either written or machine-readable form, at the option of the Administrator.

11.	Services Not Exclusive

The services of the Administrator are not to be deemed exclusive, and the Administrator shall be free to render similar services to others.  The Administrator shall be deemed to be an independent contractor and shall, except as otherwise expressly provided herein or authorized by the Fund from time to time, have no authority to act or represent the Fund in any way or otherwise be deemed an agent of the Fund.

12.	Effective Period, Termination and Amendment

This Agreement shall remain in full force and effect for an initial term ending on the two year anniversary of the effective date of this Agreement (the “Initial Term”).  After the expiration of the Initial Term, this Agreement shall automatically renew for successive one-year terms (each, a “Renewal Term”) unless a written notice of non-renewal is delivered by the non-

10

renewing party no later than ninety (90) days prior to the expiration of the Initial Term or any Renewal Term, as the case may be.  During the Initial Term and thereafter, either party may terminate this Agreement: (i) in the event of the other party’s material breach of a material provision of this Agreement that the other party has either (a) failed to cure or (b) failed to establish a remedial plan to cure that is reasonably acceptable, within 60 days’ written notice of such breach, or (ii) in the event of the appointment of a conservator or receiver for the other party or upon the happening of a like event to the other party at the direction of an appropriate agency or court of competent jurisdiction.  Upon termination of this Agreement pursuant to this paragraph with respect to the Fund, the Fund shall pay Administrator its compensation due and shall reimburse Administrator for its costs, expenses and disbursements that are subject to reimbursement under this Agreement.

In the event of: (i) the Fund's termination of this Agreement for any reason other than as set forth in the immediately preceding paragraph or (ii) a transaction not in the ordinary course of business pursuant to which the Administrator is not retained to continue providing services hereunder to the Fund (or its respective successor), the Fund shall pay the Administrator its compensation due through the end of the then-current term (based upon the average monthly compensation previously earned by the Administrator with respect to the Fund) and shall reimburse the Administrator for its costs, expenses and disbursements that are subject to reimbursement under this Agreement.  For the avoidance of doubt, no payment will be required pursuant to clause (ii) of this paragraph in the event of any transaction such as (a) the liquidation or dissolution of the Fund and distribution of the Fund’s assets as a result of the Board’s determination in its reasonable business judgment that the Fund is no longer viable, (b) a merger of the Fund into, or the consolidation of the Fund with, another entity, or (c) the sale by the Fund of all, or substantially all, of its assets to another entity, in each of (b) and (c) where the Administrator is retained to continue providing services to the Fund (or its successor) on substantially the same terms as this Agreement.

This Agreement may be amended at any time in writing by mutual agreement of the parties hereto.

13.	Notices

Any notice or other communication authorized or required by this Agreement to be given to either party shall be in writing and deemed to have been given when delivered in person or by confirmed facsimile, by overnight delivery through a commercial courier service, or posted by certified mail, return receipt requested, to the following address (or such other address as a party may specify by written notice to the other):

(a)	If to Administrator, to:

State Street Bank and Trust Company
4 Copley Place, CPH 0326
Boston, Massachusetts 02116
Attention: Fund Administration Legal Department
Facsimile: (617) 662-3805

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(b)	If to the Fund, to:

Avenue Income Credit Strategies Fund
399 Park Avenue, 6th Floor
New York, NY  10022
Attention: Randy Takian
Telephone: (212) 878-3544
Facsimile: (212) 486-2580

14.	Non-Assignability

This Agreement shall not be assigned by either party hereto without the prior consent in writing of the other party, except that the Administrator may assign this Agreement to a successor of all or a substantial portion of its business, or to a party controlling, controlled by or under common control with the Administrator.

15.	Successors

This Agreement shall be binding on and shall inure to the benefit of the Fund and the Administrator and their respective successors and permitted assigns.

16.	Entire Agreement

This Agreement contains the entire understanding between the parties hereto with respect to the subject matter hereof and supersedes all previous representations, warranties or commitments regarding the services to be performed hereunder whether oral or in writing.

17.	Waiver

The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver nor shall it deprive such party of the right thereafter to insist upon strict adherence to that term or any term of this Agreement.  Any waiver must be in writing signed by the waiving party.

18.	Severability

If any provision of this Agreement is invalid or unenforceable, the balance of the Agreement shall remain in effect, and if any provision is inapplicable to any person or circumstance it shall nevertheless remain applicable to all other persons and circumstances.

19.	Governing Law

This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of The Commonwealth of Massachusetts.

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20.	Reproduction of Documents

This Agreement and all schedules, exhibits, attachments and amendments hereto may be reproduced by any photographic, xerographic, photostatic, microfilm, micro-card, miniature photographic or other similar process. The parties hereto all/each agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

21.	Counterparts

This Agreement may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

[The remainder of this page has been intentionally left blank.]

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           IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the date first written above.

AVENUE INCOME CREDIT STRATEGIES FUND

By:	/s/ Randy Takian
	Name:	Randy Takian
	Title:	President and Chief Executive Officer

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Michael F. Rogers
	Name:	Michael F. Rogers
	Title:	Executive Vice President

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Exhibit (k)(3)

DISTRIBUTION AGREEMENT

This Agreement is made as of [●], 2010, by and among TS Capital, LLC, a Delaware limited liability company (“TSC”), ABAX Brokerage Services, Inc., a Texas corporation (“ABAX”), Avenue Income Credit Strategies Fund, a Delaware statutory trust (the “Fund”), and Avenue Capital Management II, L.P., a Delaware limited partnership (the “Adviser”).

WHEREAS, the Fund has filed a notification on Form N-8A of registration as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) and a registration statement on Form N-2 (including the prospectus and the statement of additional information incorporated by reference into the prospectus, the “Registration Statement”) relating to the offering of common stock of the Fund (the “Common Shares”, and such offering, the “Offering”);

WHEREAS, the Fund is expected to be operated as a closed-end management investment company under the 1940 Act;

WHEREAS, the Adviser intends to serve as the investment adviser to the Fund; and

WHEREAS, the Adviser and the Fund wish to retain TSC and ABAX to provide the distribution and marketing services set forth herein under the terms and conditions stated herein, and TSC and ABAX are willing to provide such services for the compensation set forth herein;

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, and intending to be legally bound, the parties hereby agree as follows:

1.
APPOINTMENT.  The Adviser and the Fund hereby retain TSC and ABAX to furnish, and TSC and ABAX hereby agree to furnish, in accordance with the highest professional standards, the services set forth in section 2 below.

2.
SERVICES AND DUTIES OF TSC AND ABAX.  At such times and to the extent that the Adviser and the Fund may reasonably request, TSC and ABAX will use their best efforts to assist the Fund and the Adviser with the distribution of the Common Shares in the Offering by:

(a)	making at least 10 external wholesalers and 5 internal wholesalers available to aid in the distribution of the Common Shares and to generally provide sales services with respect to the Common Shares;

(b)	developing and coordinating a targeted “road show” with respect to the Offering;

(c)	customizing marketing materials for use by, and presentations to the sales networks at, broker-dealers that distribute the Common Shares;

(d)	organizing and hosting meetings with key financial advisers, closed-end fund wholesalers, analysts, service providers and ratings and information organizations that cover closed-end funds;

(e)	making such reports and recommendations to the Board of Trustees of the Fund (the “Board”) as the Adviser or the Fund may reasonably request;

(f)	replying to requests for information from broker-dealers or prospective shareholders concerning the Fund, the Offering or the Common Shares;

(g)	reviewing, and providing suggestions for the improvement from a marketing perspective of, materials made or to be made available to prospective shareholders and broker-dealers;

(h)
reviewing, and providing suggestions for the improvement from a marketing perspective of, the Fund’s sales materials, except that TSC and ABAX shall not be responsible for the compliance of the content of sales materials (other than content provided by TSC or ABAX) with the rules and regulations of the Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority (“FINRA”) or any state securities authority; provided however, that TSC and ABAX shall be responsible for the filing of any materials required to be filed by TSC or ABAX, as applicable, with the SEC, FINRA or any state securities authority;

(i)
assisting in the drafting of press releases in connection with the Offering and providing sales support and marketing services typical for an offering of common shares of a closed-end management investment company; and

(j)	providing such other services as the parties may mutually agree from time to time.

Each of TSC and ABAX acknowledges and agrees that it is not authorized to provide any information or make any representation regarding the Fund or its Common Shares other than (i) information contained in the Fund’s Registration Statement that has been declared effective by the SEC (or such other version specifically approved by the Adviser or the Fund for use by TSC and ABAX in connection herewith) and (ii) any sales

2

literature and advertising materials specifically approved by the Adviser or the Fund for use by TSC and ABAX in connection with the performance of the services provided by TSC and ABAX hereunder.

3.
COMPLIANCE WITH THE FUND’S GOVERNING DOCUMENTS AND APPLICABLE LAW.  In all matters pertaining to the performance of this Agreement, TSC and ABAX will act in conformity with the Registration Statement and the Fund’s Agreement and Declaration of Trust and By-Laws (each as amended from time to time), and in accordance with the directions of the Adviser and the Fund, and will conform to and comply with the requirements of the 1940 Act and the rules and regulations thereunder and all other applicable federal, state and foreign laws and regulations.

4.
EXCLUSIVITY.  The services of TSC and ABAX hereunder are not deemed to be exclusive, and TSC and ABAX and their respective officers, employees and affiliates may, without the prior written consent of the Adviser or the Fund, render such services to others, except that during the term of this Agreement, (i) TSC and ABAX will not launch in the public markets any other registered closed-end fund offering during the period prior to the launch of the Fund’s Offering through the Fund’s closing (excluding any closing pursuant to an underwriter’s greenshoe option), without the prior written consent of the Adviser and the Fund, and (ii) TSC and ABAX will make the Fund the sole focus of ABAX’s distribution services for closed-end funds for the period from the launch of the Offering through the Fund’s closing (excluding any closing pursuant to an underwriter’s greenshoe option).  For subsequent offerings of closed-end funds advised or to be advised by the Adviser or any affiliate of the Adviser, each of TSC and ABAX agrees that it will, if engaged in similar capacities as for the Fund, provide such services to the Adviser or the Adviser’s affiliate and the applicable fund on a basis similar to that provided herein, including with respect to exclusivity, and with terms relating to fees and expenses that are no less favorable than the fees and expenses contemplated by this Agreement, except that TSC/ABAX Road Show Expenses (as defined in Section 9) shall be borne by the Adviser, the Adviser’s affiliate or the applicable fund in full for all such subsequent offerings; provided, that (i) TSC and ABAX will be required to comply with the Adviser’s expense policies and reimbursement procedures (which shall have been provided to TSC and ABAX prior to such engagement) and (ii) in the event that such engagement is terminated by the Adviser, the Adviser’s affiliate or the applicable fund due to a material breach by TSC or ABAX, TSC and ABAX, and not the Adviser, the Adviser’s affiliate or the fund, shall bear all TSC/ABAX Road Show Expenses.

5.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF TSC AND ABAX.

(a)
Each of TSC and ABAX represents and warrants that it has obtained all necessary registrations, licenses and approvals in order to perform the services contemplated by this Agreement.  Each of TSC and ABAX covenants to maintain all necessary registrations, licenses and approvals in effect during the term of this Agreement.

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(b)
Each of TSC and ABAX agrees that it shall promptly notify the Adviser and the Fund (i) in the event that the SEC, FINRA or any other regulatory, self-regulatory or state authority has censured its activities, functions or operations, suspended or revoked any registration, license or approval, or has commenced proceedings or an investigation that may result in any of these actions, (ii) in the event that there is a change of control of TSC or ABAX or a change in its senior management or (iii) of any change to TSC or ABAX that materially and adversely affects its ability to perform services under this Agreement.

(c)
Each of TSC and ABAX represents and warrants that (i) it is a validly existing entity and has full limited liability company or corporate, as the case may be, power and authority to perform its obligations under this Agreement, (ii) this Agreement has been duly and validly authorized, executed and delivered on its behalf and constitutes its binding and enforceable obligation in accordance with its terms and (iii) the execution and delivery of this Agreement, the incurrence of the obligations herein set forth and the consummation of the transactions contemplated herein will not constitute a breach of, or default under, its constituent documents, other instruments to which TSC or ABAX is a party or by which TSC or ABAX is bound or affected, or under any order, rule or regulation applicable to it of any court or any governmental body or administrative agency having jurisdiction over it, except for those breaches or defaults that would not materially and adversely affect TSC’s or ABAX’s ability to perform its obligations under this Agreement.

(d)	Each of TSC and ABAX acknowledges that it shall act as an independent contractor in providing services pursuant to this Agreement.

(e)
Each of TSC and ABAX acknowledges and agrees that neither the Adviser nor the Fund is an advisor to TSC or ABAX as to legal, tax, accounting or regulatory matters in any jurisdiction and each of TSC and ABAX shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the services contemplated hereby.

(f)
Each of TSC and ABAX represents and warrants that (i) it has not compensated, directly or indirectly, any third party in connection with securing the Adviser or the Fund as a client and (ii) it will not shares its fees with any third party, without the prior written consent of the Adviser and the Fund.

6.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE ADVISER.

(a)	The Adviser agrees with TSC and ABAX that it shall promptly notify TSC and ABAX (i) in the event that the SEC or any other regulatory authority has censured

4

in writing the Adviser’s activities, functions or operations, suspended or revoked any registration, license or approval, or has commenced proceedings that may result in any of these actions, (ii) in the event that there is a change of control of the Adviser or (iii) of any change to the Adviser that materially and adversely affects TSC’s or ABAX’s ability to provide its services under this Agreement or the Adviser’s ability to perform its obligations under this Agreement.

(b)
The Adviser represents and warrants to TSC and ABAX that (i) it is a validly existing entity and has full limited partnership power and authority to perform its obligations under this Agreement, (ii) this Agreement has been duly and validly authorized, executed and delivered on its behalf and constitutes its binding and enforceable obligation in accordance with its terms, (iii) the execution and delivery of this Agreement, the incurrence of its obligations herein set forth and the consummation of the transactions contemplated herein will not constitute a breach of, or default under, its constituent documents, other instruments to which the Adviser is a party or by which the Adviser is bound or affected, or under any order, rule or regulation applicable to it of any court or any governmental body or administrative agency having jurisdiction over it, and (iv) the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and in any state where registration as such is required.

7.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE FUND.

(a)
The Fund agrees with TSC and ABAX that it shall promptly notify TSC and ABAX (i) in the event that the SEC or any other regulatory authority has censured in writing the Fund’s activities, functions or operations, suspended or revoked any registration, license or approval, or has commenced proceedings that may result in any of these actions and (ii) of any change to the Fund that materially and adversely affects TSC’s or ABAX’s ability to provide its services under this Agreement or the Fund’s ability to perform its obligations under this Agreement.

(b)
The Fund represents and warrants to TSC and ABAX that (i) it is a validly existing entity and has full trust power and authority to perform its obligations under this Agreement, (ii) this Agreement has been duly and validly authorized, executed and delivered on its behalf and constitutes its binding and enforceable obligation in accordance with its terms, (iii) the execution and delivery of this Agreement, the incurrence of its obligations herein set forth and the consummation of the transactions contemplated herein will not constitute a breach of, or default under, its constituent documents, other instruments to which the Fund is a party or by which the Fund is bound or affected, or under any order, rule or regulation applicable to it of any court or any governmental body or administrative agency having jurisdiction over it, (iv) the Fund will ensure that the Registration Statement, at the time it becomes effective, will conform in all material respects to the requirements of the 1933 Act, the 1940 Act and the rules

5

thereunder, and that the Fund has made or will make such material filings with the SEC, FINRA and other regulators related thereto, as required by all applicable laws and regulations, and that the Fund has disclosed or will disclose in its Registration Statement, at the time it becomes effective, such information about this Agreement and the transactions contemplated herein as required by all applicable laws and regulations, (v) to the extent required by all applicable laws and regulations, the Fund is or will be registered and its Common Shares are or will be qualified for sale in all states and other jurisdictions in the United States where registration or qualification is required, and (vi) the Fund will ensure that the Registration Statement, at the time it becomes effective, and any sales materials relating to the Fund, at the time they are approved by the Fund for use by TSC and ABAX in connection herewith, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

8.	COMPENSATION. As compensation for the services to be provided by TSC and ABAX under this Agreement, the Adviser shall pay to ABAX:

(a)
a one-time distribution fee, due and payable upon the closing date of the Offering (including any closing pursuant to an underwriter’s greenshoe option, the “Closing”), in an amount equal to (i) 0.30% (30 bps) of the total price to the public of the first $250 million of Common Shares sold in the Offering, (ii) 0.40% (40 bps) of the total price to the public of Common Shares sold in excess of $250 million but not greater than $500 million, and (iii) 0.50% (50 bps) of the total price to the public of Shares sold in excess of $500 million, in all cases including any Common Shares sold pursuant to an underwriter’s greenshoe option, less the total amount of all “consulting fees” paid to TSC under Section 7 of that certain Services and Consulting Agreement, made as of September 23, 2010, between the Adviser and TSC (the “Consulting Agreement”).  As compensation for TSC’s services under this Agreement, ABAX shall pay to the extent permitted by law such compensation to those persons who are registered representatives of ABAX as ABAX, TSC and such registered representatives may agree from time to time.

(b)
for three calendar years beginning on the date of the Closing (the “Fee Term”), an ongoing structuring and shareholder servicing fee at the annual rate of 0.10% of the average daily value of the Fund’s Managed Assets (as defined below) to be computed and paid quarterly in arrears.  Beginning with the end of the first full calendar quarter following the Closing, and then at the end of each subsequent quarter in which the Fee Term was effective, the Adviser shall pay such fee to ABAX within 30 days of receipt by the Adviser of its advisory fee from the Fund for the period ending on the last day of each such calendar quarter.  If there is a partial quarter immediately following the Closing, the first payment shall include a prorated amount for that partial quarter.  If, in the case of the final calendar

6

quarter in which the Fee Term is effective, the Fee Term expires prior to the last day of such quarter, the payment in respect of such quarter shall be prorated accordingly.

“Managed Assets” has the meaning set forth in the Fund’s Registration Statement (as declared effective by the SEC).

(c)
For the avoidance of doubt, any fees payable pursuant to section 8(b) shall not be for distribution services, and any services provided by TSC and ABAX pursuant to this Agreement following the Closing shall not be distribution services.

9.	REIMBURSEMENT OF EXPENSES.

(a)
The Fund hereby acknowledges and agrees that TSC/ABAX Road Show Expenses (as defined below), including such expenses incurred or reimbursed (either under this section 9 or otherwise) by the Adviser, (i) shall be offering expenses of the Fund to the extent permitted by law and generally accepted accounting principles and (ii) shall be payable or reimbursable by the Fund except to the extent of any Excess Expenses (as defined below).

(b)
Where the amount of Total Offering Expenses is less than or equal to the Fund Reimbursement Cap (as defined below), the Adviser shall pay or reimburse TSC or ABAX for all TSC/ABAX Road Show Expenses incurred directly by TSC or ABAX, provided that the Adviser shall have no such obligation unless and until the Fund pays or reimburses the Adviser for such amounts.

(c)
Where the amount of Total Offering Expenses exceeds the Fund Reimbursement Cap, the Adviser shall bear two-thirds (2/3) of the Shared Excess Expenses and TSC and ABAX shall bear one-third (1/3) of the Shared Excess Expenses.  In order to effect the foregoing allocation, within a reasonable time period following the Closing, the Adviser shall make a payment to TSC or ABAX, or TSC and ABAX shall make a payment to the Adviser, as follows:

(i)
if the Adviser has directly borne TSC/ABAX Road Show Expenses on behalf of TSC and ABAX that exceed two-thirds (2/3) of the Shared Excess Expenses, TSC and ABAX shall reimburse the Adviser for the amount of such excess; or

(ii)	if TSC and ABAX have directly borne TSC/ABAX Road Show Expenses that exceed one-third (1/3) of the Shared Excess Expenses, the Adviser

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shall reimburse TSC or ABAX for the amount of such excess.

(d)
In the event that this Agreement is terminated prior to any Closing, other than pursuant to section 13(a)(ii), the Adviser shall bear one hundred percent (100%) of any TSC/ABAX Road Show Expenses.  In the event that this Agreement is terminated prior to any Closing pursuant to section 13(a)(ii), TSC and ABAX shall bear one hundred percent (100%) of any TSC/ABAX Road Show Expenses.

(e)	As used in this section 9:

“TSC/ABAX Road Show Expenses” means, and is limited to, offering expenses incurred by TSC or ABAX in connection with the road show for the Offering for travel, lodging, meals, printing, shipping, mailing and other similar expenses incurred in connection with the road show, and for the avoidance of doubt, shall not include any expenses incurred following completion of the road show.

“Total Offering Expenses” means the total offering expenses of the Fund, including the TSC/ABAX Road Show Expenses but excluding underwriters’ compensation.

“Shared Excess Expenses” equals the Excess Expenses multiplied by the quotient of TSC/ABAX Road Show Expenses divided by Total Offering Expenses.

“Excess Expenses” equals the Total Offering Expenses minus the Fund Reimbursement Cap.

“Fund Reimbursement Cap” equals $0.04 multiplied by the number of Common Shares sold in the Offering (including any Common Shares sold pursuant to an underwriter’s greenshoe option (if any)).

(f)
Any obligation of the Adviser or the Fund to reimburse any expenses to TSC or ABAX, or both, for TSC/ABAX Road Show Expenses will be satisified by payment or reimbursement of the required amount to either TSC or ABAX, subject to applicable law.  Except as provided in this section 9, neither TSC nor ABAX shall be entitled to be reimbursed by the Adviser or the Fund for any expenses.

(g)
Notwithstanding the provisions of Section 8 or this Section 9, in no event shall the aggregate amount payable to TSC and ABAX pursuant to this Agreement exceed 1% of the total price to the public of the Common Shares sold in the Offering

8

(including any Common Shares sold pursuant to an underwriter’s greenshoe option, if any)).

10.
LIMITATION OF LIABILITY OF TSC AND ABAX.  TSC and ABAX will not be liable for any act or omission or for any error of judgment or for any loss suffered by the Adviser or the Fund in connection with the performance of TSC’s or ABAX’s duties under this Agreement, except a loss resulting from willful misfeasance, bad faith or negligence on its part in the performance of its duties or from the reckless disregard by TSC or ABAX of its duties under this Agreement (“TSC/ABAX Disabling Conduct”).

The Adviser agrees to indemnify, defend and hold TSC and ABAX, and any person who controls TSC or ABAX within the meaning of Section 15 of the Securities Act of 1933 (collectively, “TSC/ABAX Indemnified Persons”), free and harmless from and against any and all claims, demands, liabilities and expenses (including the costs of investigating or defending such claims, demands or liabilities and any reasonable counsel fees incurred in connection therewith) which TSC/ABAX Indemnified Persons may incur arising out of or relating to (i) the Adviser’s material breach of any of its obligations, representations, warranties or covenants contained in this Agreement or (ii) the Adviser’s failure to comply with any applicable laws or regulations, but only to the extent that such claims, demands, liabilities and expenses do not arise out of or are not based upon TSC/ABAX Disabling Conduct.

The Fund agrees to indemnify, defend and hold the TSC/ABAX Indemnified Persons free and harmless from and against any and all claims, demands, liabilities and expenses (including the costs of investigating or defending such claims, demands or liabilities and any reasonable counsel fees incurred in connection therewith) which TSC/ABAX Indemnified Persons may incur arising out of or relating to (i) the Fund’s material breach of any of its obligations, representations, warranties or covenants contained in this Agreement or (ii) the Fund’s failure to comply with any applicable laws or regulations, but only to the extent that such claims, demands, liabilities and expenses do not arise out of or are not based upon TSC/ABAX Disabling Conduct.

11.
LIMITATION OF LIABILITY OF ADVISER.  The Adviser will not be liable for any act or omission or for any error of judgment or for any loss suffered by TSC or ABAX in connection with the performance of the Adviser’s duties under this Agreement, except a loss resulting from willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from the reckless disregard by it of its duties under this Agreement (“Adviser Disabling Conduct”).

ABAX and TSC, jointly and severally, agree to indemnify, defend and hold the Adviser, each of its officers, directors and agents, and any person who controls the Adviser within the meaning of Section 15 of the Securities Act of 1933 (collectively, “Adviser Indemnified Persons”), free and harmless from and against any and all claims, demands, liabilities and expenses (including the costs of investigating or defending such claims, demands or liabilities and any reasonable counsel fees incurred in connection therewith)

9

that any Adviser Indemnified Persons may incur arising out of or relating to (i) ABAX’s or TSC’s material breach of any of its obligations, representations, warranties or covenants contained in this Agreement or (ii) ABAX’s or TSC’s failure to comply with any applicable laws or regulations, but only to the extent that such claims, demands, liabilities and expenses do not arise out of or are not based upon Adviser Disabling Conduct.

12.
LIMITATION OF LIABILITY OF FUND.  The Fund will not be liable for any act or omission or for any error of judgment or for any loss suffered by TSC or ABAX in connection with the performance of the Fund’s duties under this Agreement, except a loss resulting from willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from the reckless disregard by it of its duties under this Agreement (“Fund Disabling Conduct”).

ABAX and TSC, jointly and severally, agree to indemnify, defend and hold the Fund, each of its officers, directors and agents, and any person who controls the Fund within the meaning of Section 15 of the Securities Act of 1933 (collectively, “Fund Indemnified Persons”), free and harmless from and against any and all claims, demands, liabilities and expenses (including the costs of investigating or defending such claims, demands or liabilities and any reasonable counsel fees incurred in connection therewith) that any Fund Indemnified Persons may incur arising out of or relating to (i) ABAX’s or TSC’s material breach of any of its obligations, representations, warranties or covenants contained in this Agreement or (ii) ABAX’s or TSC’s failure to comply with any applicable laws or regulations, but only to the extent that such claims, demands, liabilities and expenses do not arise out of or are not based upon Fund Disabling Conduct.

13.	TERMINATION.

(a)	This Agreement may be terminated:

(i)	by TSC or ABAX in the event of a material breach of this Agreement by either the Adviser or the Fund, upon 10 days’ prior written notice to the Adviser and the Fund;

(ii)	by the Adviser or the Fund in the event of a material breach of this Agreement by either TSC or ABAX, upon 10 days’ prior written notice to TSC and ABAX;

(iii)
by the Adviser in the event that the Adviser’s investment advisory agreement with the Fund is terminated, as of the date of termination of such investment advisory agreement, provided that, subject to any

10

confidentiality obligation to which the Adviser may be subject (including without limitation any such obligation arising due to legal, contractual, regulatory or similar reasons), the Adviser shall use its reasonable best efforts to provide at least 30 days’ prior written notice to TSC and ABAX of any anticipated termination of its investment advisory agreement with the Fund;

(iv)	by the express written mutual agreement of the parties hereto; and

(v)	by any of the parties on or after January 31, 2011, if the Offering has not commenced by that date.

(b)
Upon termination of this Agreement pursuant to section 13(a)(ii), (iii) or (iv), the Fee Term shall immediately terminate and the Adviser shall promptly pay to ABAX the fees contemplated by section 8 only through the date of termination of such Fee Term.

(c)
This Agreement may be terminated by the Adviser or the Fund upon 30 days’ prior written notice to TSC and ABAX; provided that any such termination pursuant to this section 13(c) shall not relieve the Adviser and the Fund of any of their respective obligations under section 8 or section 9 hereof.

(d)
Sections 10, 11, 12 and 14 through 23 shall survive any termination of this Agreement.  Section 8(b) shall survive any termination of this Agreement other than a termination contemplated by Section 13(b) above.

14.
AMENDMENT OF THIS AGREEMENT.  No provision of this Agreement may be changed, waived, discharged, amended or terminated orally, but only by an instrument in writing signed by TSC, ABAX, the Adviser and the Fund.

15.
CONFIDENTIALITY. TSC, ABAX, the Adviser and the Fund each acknowledge that it may obtain certain confidential information of the other parties to this Agreement or, in the case of TSC and ABAX, of the Fund’s shareholders during the performance of its duties under this Agreement and each party hereto agrees to treat all such confidential information as proprietary information of the applicable party and to keep such information confidential by using the same care and discretion it uses with respect to its own confidential information, property and trade secrets, provided that a party may disclose confidential information if (i) such disclosure is approved in writing by the applicable party from which the confidential information originates or (ii) such disclosure is required by applicable laws, rules, and regulations, or such disclosure is made in response to a valid request by a regulatory authority.  If a party is required or requested to

11

disclose confidential information of another party pursuant to (ii) above, such party shall immediately notify the other parties to this Agreement in order to provide such parties the opportunity to pursue such legal or other action as such parties may desire to prevent the release of such confidential information, and such party agrees to provide reasonable assistance to any party seeking to prevent the release of such confidential information, at the expense of the requesting party.

16.
GOVERNING LAW.  This Agreement and all questions relating to its validity, interpretation, performance and enforcement shall be construed in accordance with the laws of the State of New York, notwithstanding any conflict of laws doctrines of any jurisdiction to the contrary.

17.	BOOKS AND RECORDS

(a)
In compliance with the requirements of the 1940 Act, each of TSC and ABAX hereby agrees that all records which it may maintain for the Fund or the Adviser are the property of the Adviser and the Fund and further agrees to surrender promptly to the Adviser or the Fund any of such records upon request.

(b)
Each of TSC and ABAX hereby agrees to furnish to regulatory authorities having the requisite authority any information or reports in connection with services that TSC or ABAX renders pursuant to this Agreement which may be requested in order to ascertain whether the operations of Adviser and/or the Fund are being conducted in a manner consistent with applicable laws and regulations. Subject to the proviso below, if TSC or ABAX are required or requested to provide any information or reports to regulatory authorities, TSC or ABAX shall immediately notify Adviser and the Fund in order to provide Adviser and the Fund the opportunity to pursue such legal or other action as it may desire to prevent the release of the information or reports, and TSC or ABAX agree to provide reasonable assistance to Adviser and the Fund in seeking to prevent the release of the information, in each case provided such disclosure by TSC or ABAX is not prohibited by applicable law.

18.
BENEFIT TO OTHERS.  The understandings contained in this Agreement are for the sole benefit of the parties hereto and their respective successors and assigns and, except as specifically contemplated herein with respect to TSC/ABAX Indemnified Persons and Adviser/Fund Indemnified Persons, they shall not be construed as conferring, and are not intended to confer, any rights on any other persons.

19.
BINDING NATURE OF AGREEMENT; NO ASSIGNMENT.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that no party may assign or transfer its rights nor delegate its

12

obligations under this Agreement without the prior written consent of other parties hereto.

20.
EXECUTION IN COUNTERPARTS.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against the any party whose signature appears thereon, and all of which shall together constitute one and the same instrument.  This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as signatories.

21.
ENTIRE AGREEMENT.  This Agreement contains the entire understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained.  The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof.  This Agreement may not be modified or amended other than by an agreement in writing.

22.
WAIVERS.  Neither the failure nor any delay on the part of any party to this Agreement to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence.  No waiver shall be effective unless it is in writing and signed by the party asserted to have granted such waiver.

23.
MISCELLANEOUS.  The captions of this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

24.	NOTICES.

All notices required or permitted to be sent under this Agreement shall be sent:

If to the Adviser, to:

Avenue Capital Management II, L.P.
c/o Sonia E. Gardner
399 Park Avenue, 6th Floor
New York, New York 10022

13

With a copy emailed to: sgardner@avenuecapital.com

If to the Fund, to:

Avenue Income Credit Strategies Fund
c/o Randolph Takian, Chief Executive Officer
399 Park Avenue, 6th Floor
New York, New York 10022
With a copy emailed to: rtakian@avenuecapital.com

If to TSC or ABAX, to:

c/o Tina Singh
52 Thomas Street, Suite 4C
New York, New York  10013
With a copy emailed to: tina.singh@tscapitalllc.com

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have caused the instrument to be executed by their officers designated below as of the day and year first above written.

TS CAPITAL, LLC

By: Tina Singh
Title: Chief Executive Officer

ABAX BROKERAGE SERVICES, INC.

By: Tina Singh
Title: Chief Executive Officer

AVENUE CAPITAL MANAGEMENT II, L.P.

By: Avenue Capital Management II, GenPar, LLC, its general partner

By: Sonia E. Gardner
Title: Member

AVENUE INCOME CREDIT STRATEGIES FUND

By: Randolph Takian
Title: Chief Executive Officer

15

Exhibit (p)

EXECUTION COPY

SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT is entered into as of the 13th day of December, 2010, between Avenue Income Credit Strategies Fund, a statutory trust organized and existing under the laws of Delaware (the “Fund”), and Avenue Capital Management II, L.P. (the “Purchaser”).

WHEREAS, the Fund is an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Fund proposes to issue and sell common shares of beneficial interest, par value $0.001 per share (the “Common Shares”), to the public pursuant to a registration statement on Form N-2 (the “Registration Statement”) filed with the Securities and Exchange Commission; and

WHEREAS, Section 14(a) of the 1940 Act requires each registered investment company to have a net worth of at least $100,000 before making a public offering of its common shares.

NOW, THEREFORE THE PARTIES HEREBY AGREE AS FOLLOWS:

1.   Purchase and Sale of Common Shares.

1.1.   Sale and Issuance of Common Shares.  Subject to the terms and conditions of this Agreement, the Fund agrees to sell to the Purchaser, and the Purchaser agrees to purchase from the Fund, 5,240 Common Shares at a price per Common Share of $19.10 for an aggregate purchase price of $100,084.

2.   Representations, Warranties and Covenants of the Purchaser.  The Purchaser hereby represents and warrants to, and covenants for the benefit of, the Fund that:

2.1.   Purchase Entirely for Own Account. This Agreement is made by the Fund with the Purchaser in reliance upon the Purchaser’s representation to the Fund, which by the Purchaser’s execution of this Agreement the Purchaser hereby confirms, that the Common Shares are being acquired for investment for the Purchaser’s own account, and not as a nominee or agent and not with a view to the resale or distribution by the Purchaser of any of the Common Shares, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the Common Shares, in either case in violation of any securities registration requirement under applicable law, but subject nevertheless to any requirement of law that the disposition of its property shall at all times be within its control. By executing this Agreement, the Purchaser further represents that the Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to any of the Common Shares.

2.2.   Investment Experience. The Purchaser acknowledges that it can bear the economic risk of the investment for an indefinite period of time and has such knowledge and experience in financial and business matters (and particularly in the business in which the Fund operates) as to be capable of evaluating the merits and risks of the investment in the Common Shares.  The Purchaser is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933 (the “1933 Act”).

2.3.   Restricted Securities. The Purchaser understands that the Common Shares it will receive will be “restricted securities” as defined in paragraph (a)(3) of Rule 144 of the General Rules and Regulations under the 1933 Act (“Rule 144”) inasmuch as they are being acquired from the Fund in a transaction not involving a public offering and that under such laws and applicable regulations such Common Shares may be resold without registration under the 1933 Act only in certain circumstances. In this connection, the Purchaser represents that it understands the resale limitations imposed by the 1933 Act and is generally familiar with the existing resale limitations imposed by Rule 144.

2.4.   Further Limitations on Disposition. The Purchaser further agrees that the Common Shares will be sold only pursuant to an effective registration statement under the 1933 Act or an applicable exemption from the registration requirements contained therein.

2.5.  Legends.  It is understood that any certificate evidencing the Common Shares issued to the Purchaser pursuant hereto may bear either or both of the following legends:

(a)           “These securities have not been registered under the Securities Act of 1933. They may not be sold, offered for sale, pledged or hypothecated in the absence of a registration statement in effect with respect to the Common Shares under such Act or an opinion of counsel reasonably satisfactory to the Trustees of the Avenue Income Credit Strategies Fund that such registration is not required.”

(b)           Any legend required by the laws of any other applicable jurisdiction.

(c)           The Purchaser and the Fund agree that the legend contained in the paragraph (a) above shall be removed at a holder’s request when they are no longer necessary to ensure compliance with federal securities laws.

2

2.6. Issuance of Common Shares.  The Purchaser consents, as the sole holder of the Fund’s Common Shares and pursuant to Section 23(b)(2) of the 1940 Act, to the issuance by the Fund of Common Shares at a price per share as set forth in the underwriting agreement relating to the public offering of the Common Shares.

2.7. Assignability. The Purchaser’s right under this Agreement to purchase the Common Shares is not assignable.

2.8. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

3

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Avenue Income Credit Strategies Fund

By:	/s/ Randy Takian
	Name:	Randy Takian
	Title:	Chief Executive Officer & President

Avenue Capital Management II, L.P.

By:	Avenue Capital Management II GenPar, LLC, its general partner

By:	/s/ Sonia E. Gardner
	Name:	Sonia E. Gardner
	Title:	Managing Member

Exhibit (r)

CODE OF ETHICS AND PERSONAL ACCOUNTS TRADING POLICY

This Code of Ethics and Personal Accounts Trading Policy (the “Code of Ethics”) applies to Avenue1 (including any Registered Fund Adviser2) and all employees and other supervised persons of Avenue, including certain consultants and other third parties that Avenue requires be subject to its policies and procedures (“Adviser Employees”).  In addition, this Code of Ethics applies to all employees, officers and trustees of each Registered Fund (“Registered Fund Personnel”) who are “Access Persons”3 of such Registered Fund.4  For purposes of this Code of Ethics, Adviser Employees and such Registered Fund Access Persons are referred to as “Designated Employees.”

1           For purposes of this Code of Ethics, “Avenue” shall mean Avenue Capital Management II, L.P., Avenue Asia Capital Management, L.P., Avenue Europe International Management, L.P., 12th Avenue Management, L.P. and Avenue Europe Management, LLP.

2           For purposes of this Code of Ethics, “Registered Fund Adviser” means, any Avenue investment adviser of a Registered Fund (as defined below).

3           For purposes of this Code of Ethics, “Access Person” of a Registered Fund includes:

(A) (i) any trustee, director, officer, partner or employee of the Registered Fund or Avenue (or of any company in a control relationship to the Registered Fund or Avenue), who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of securities by the Registered Fund, or whose functions relate to the making of any recommendations with respect to such purchases or sales; (ii) any natural person in a control relationship to the Registered Fund or Avenue who obtains information concerning recommendations made to the Registered Fund with regard to the purchase or sale of securities by the Registered Fund and (iii) any director, officer or general partner of a principal underwriter who, in the ordinary course of business, makes, participates in or obtains information regarding, the purchase or sale of securities by the Registered Fund for which the principal underwriter acts, or whose functions or duties in the ordinary course of business relate to the making of any recommendation to the Registered Fund regarding the purchase or sale of securities; and

(B) any of Avenue’s supervised persons: (i) who has access to nonpublic information regarding any clients’ purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any client, and (ii) who is involved in making securities recommendations to clients, or who has access to such recommendations that are nonpublic.

“Supervised person” means any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee of Avenue, or other person who provides investment advice on behalf of the Adviser and is subject to the supervision and control of Avenue.

4           For purposes of this Code of Ethics, “Registered Fund” means, as applicable, the Avenue Income Credit Strategies Fund (the “Registered Credit Fund”) and any other registered investment company advised by the Adviser that has adopted this Code of Ethics.

Designated Employees are generally prohibited from purchasing securities of individual companies (e.g. Yahoo, G.E., etc.).  However, certain securities transactions are permitted, subject to compliance with the policy and procedures set forth herein.

The Chief Compliance Officer5, in his or her sole discretion, may waive the requirements of this Code of Ethics, provided the waiver is not inconsistent with the intent of this Code of Ethics.  In addition, the reporting and approval required for Access Persons of a Registered Fund who are not employees of Avenue may be executed through the PTA system on a proxy basis.

1.	Purpose of the Code of Ethics

Rule 17j-1 under the Investment Company Act requires, among other things, a registered fund and its investment adviser and its subadviser to adopt a Code of Ethics containing provisions reasonably necessary to prevent access persons from engaging in conduct prohibited by Rule 17j-1(b). This Code of Ethics constitutes the Rule 17j-1 Code of Ethics of each Registered Fund and each Registered Fund Adviser (e.g., the Avenue advisers to the Avenue Income Credit Strategies Fund (the “Registered Credit Fund”) and to the Invesco Van Kampen Dynamic Credit Fund (the “Registered VK Fund”)).

2.	Prohibited Conduct

Pursuant to Rule 17j-1(b) of the Investment Company Act, it is unlawful for Adviser Employees and Registered Fund Personnel to:

•	employ any device, scheme or artifice to defraud the Registered Fund (and, in the case of Adviser Employees, the Registered VK Fund);

•
make any untrue statement of a material fact to the Registered Fund (and, in the case of Adviser Employees, the Registered VK Fund) or fail to state a material fact necessary in order to make the statements made to the Registered Fund (and, in the case of Adviser Employees, the Registered VK Fund), in light of the circumstances under which they were made, not misleading;

•	engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon the Registered Fund (and, in the case of Adviser Employees, the Registered VK Fund); or

•	engage in any manipulative practice with respect to the Registered Fund (and, in the case of Adviser Employees, the Registered VK Fund),

5           References in this Code of Ethics to the Chief Compliance Officer mean, (i) in the case of Adviser Employees, the Chief Compliance Officer of Avenue (including in his capacity as Chief Compliance Officer of the Registered Credit Fund’s adviser) and (ii) in the case of Employees who are not Adviser Employees, the Chief Compliance Officer of the applicable Registered Fund.

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in connection with the purchase or sale (directly or indirectly) by such persons of a security “held or to be acquired”6 by the Registered Fund (and, in the case of Adviser Employees, the Registered VK Fund).

All Designated Employees are prohibited hereby from violating Rule 17j-1(b).

3.	Definition of a “Personal Account”

For purposes of this Code of Ethics, a “Personal Account” includes any account in which any Designated Employee has a direct or indirect beneficial (i.e. pecuniary) interest or trading discretion, including the accounts of:

•	a Designated Employee’s spouse (other than a legally separated or divorced spouse);

•	any other family member who resides with a Designated Employee or whose account is managed by a Designated Employee; and

•
any other account, except funds and accounts managed by Avenue and its affiliates, when a Designated Employee or an individual specified above has a pecuniary interest in the account or exercises control over the account, including a trust or partnership account.  For the avoidance of doubt, “Personal Account” includes Avenue’s MAGs Accounts, which are proprietary accounts that only transact in trade claims.

Designated employees are cautioned that under the federal securities laws, a wide variety of indirect interests, or accounts over which Designated Employees may exercise direct or indirect control or influence, may constitute a Personal Account. In case of any doubt or uncertainty, Designated employees are strongly urged to discuss the applicability of these rules with the Chief Compliance Officer.

For purposes of this Code of Ethics, Personal Accounts do not include any account over which the Designated Employee has granted a paid third-party investment discretion, but only if the third party has full discretion and the Designated Employee does not issue instructions to the third party or have influence over the specific transactions executed for the account.  However, Designated Employees may not give discretion to manage an account to a family member for purposes of evading this Code of Ethics.

6           A security “held or to be acquired” means (i) any Covered Security (as defined under Rule 17j-1(a)(4)) which, within the most recent 15 days: (A) Is or has been held by the respective fund; or (B) Is being or has been considered by the respective fund or its investment adviser for purchase by the respective fund; and (ii) any option to purchase or sell, and any security convertible into or exchangeable for, a Covered Security that is described in (i)(A) or (i)(B).

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4.	Types of Accounts Included in the Personal Account Trading Policy

This policy applies to any Personal Account in which securities transactions may be executed or in which securities may be held, including, without limitation:

•	brokerage accounts, including IRA accounts;

•	safety deposit box, lock-box or bank vault, holding certificated securities or private placement agreements;

•	401K accounts (unless the plan is limited to holding SEC registered open-end mutual funds, then such accounts do not need to be reported);

•	fund accounts, if such account can hold privately placed funds, funds formed under the laws of a jurisdiction other than the U.S., ETFs or closed end funds; and

•	non-U.S. bank accounts or accounts at financial institutions (such as asset management companies or insurance institutions), if such accounts have the ability to trade in or hold securities.

5.	Securities Subject to Personal Trading Requirements

For purposes of the Code of Ethics, the term “security” is interpreted very broadly and includes, without limitation, stocks, bonds, notes, bills, debentures and includes puts, calls, other options, rights or futures based on securities and, for this Code of Ethics only, trade claims and bank debt. 7

6.	Trading on Personal Accounts

This Personal Account trading policy is restrictive.  Specifically, Designated Employees may not trade in securities, including, without limitation, initial public offerings (“IPO”),  except as set forth in this policy.

(a)	Personal Account Transactions Where No Pre-Approval or Reporting Is Required

The following types of securities are excluded from the personal trading policies and procedures, including Designated Employee pre-approval and reporting requirements:

•	direct obligations of the Government of the United States;

7           While bank debt and trade claims may not be defined as securities by the SEC, we are including them as securities for our personal trading policy because these are investments made by the Funds and personal trading in these investments could cause a conflict.

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•
bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments (i.e., any instrument with a maturity at issuance of less than 366 days and that is rated in one of the two highest rating categories by a Nationally Recognized Statistical Rating Organization), including repurchase agreements;

•	U.S. registered money market fund shares;

•	shares of open-end mutual funds that are not advised or sub-advised by Avenue or its affiliates;

•	currencies; and

•	shares issued by unit investment trusts that are invested exclusively in one or more open-ended fund.

(b)	Personal Account Transactions Where Pre-Approval Is Required

The following securities transactions may be made only upon obtaining pre-approval from the Chief Compliance Officer (or his designee):

•	direct obligations of any city or state government in the U.S.;

•	direct obligations of foreign governments;

•	mutual or money market funds formed under the laws of a foreign jurisdiction;

•	auction rate securities;

•	ETFs, which are index funds that represent a passively held basket of stock that reflects the composition of an index (e.g., Diamonds or Spiders);

•
employer-granted options, (including the exercise and sale of the underlying common stock)  Note:  With pre-approval from the Chief Compliance Officer, a Designated Employee may enter hedging transactions for the purpose of hedging Designated Employee stock and option grants held by the Employee;

•	closed-end funds;

•	private placements and other unregistered offerings (including, without limitation, private funds and private equity funds); and

•
the purchase, by a Designated Employee, of securities of a company pursuant to a rights offering made to existing shareholders up to an amount equal to such employee’s pro-rata holdings in the company.

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Any Personal Account transactions made by the Chief Compliance Officer requiring pre-approval must be pre-approved by a Managing Member of Avenue or the Managing Director of Avenue’s Legal Department.

7.	Personal Account Pre-Approval Process

Designated Employees may transact in any of the above listed securities by completing the electronic Trading Pre-Approval form in the PTA System and receiving approval from the Chief Compliance Officer or his designee.

Avenue’s Compliance Department, will confirm that Avenue has not traded the security in the past five trading days (and has no present intent to transact in such security) with the applicable portfolio manager(s) and confirm that such security is not on the Focus List or Restricted List maintained by Avenue.  The Chief Compliance Officer or his designee will notify the Designated Employee of pre-clearance approval or denial to purchase or sell securities via the PTA System.  Notification of approval or denial to trade may also be made verbally or by email  for a Designated Employee who is not on premises at the time the request is made.  Verbal or email approval must also be documented in the PTA System.

Any pre-approval given will remain in effect only for the day on which approval is granted and the business day immediately following the pre-approval date (i.e., approval is only good for two days, also known as T+1; provided, however, that privately placed securities transactions are not required to close in T+1).  If the transaction is not completed within the T+1 preclearance window, pre-approval must be obtained again.  This procedure also must be followed for any uncompleted portion of a previously approved transaction.

If the Chief Compliance Officer later determines that execution of a previously approved trade for a Personal Account could create the appearance of impropriety, the Designated Employee may be required to forfeit the profits obtained or losses avoided, if any, in the trade.

In addition, in the event that any Designated Employee, with or through another firm, effects a Personal Account transaction relating to an investment of a type in relation to which Avenue London carries on investment business, the other firm must be informed of their employment by Avenue London.  Further, they must not accept or request from the other firm, any credit or special dealing facilities in connection with the transaction unless Avenue London has given specific consent.

8.	Reporting Procedures

All Designated Employees within 10 days of commencing employment and annually thereafter must report the following:

•	Personal Accounts. In addition, all accounts opened during a Designated Employee’s employment must be promptly reported;

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•	All securities holdings for which such persons are direct or indirect beneficial owners or have investment discretion (i.e., holdings in any Personal Account); and

•	All securities transactions no less frequently than quarterly.

In addition, all Designated Employees must certify annually that their personal investment holdings, as submitted to the Chief Compliance Officer, are accurate.

Pursuant to Section 17j-1(d)(4) of the Investment Company Act, the Chief Compliance Officer must identify the Designated Employees required to provide the reports required under this Section 8 and must inform such Designated Employees of their reporting obligation.

The above certifications will be made in the PTA System (or by such other means as the Chief Compliance Officer determines).  In addition, Designated Employees are required to ensure that the Chief Compliance Officer receives Personal Account transaction confirmations and holdings statements in an electronic format from brokers.  If an Employee maintains a Personal Account at a brokerage firm that does not provide transaction and holdings information electronically, the Designated Employee shall use its best efforts to instruct the broker to provide such information directly to the Chief Compliance Officer.  Otherwise, it will be the Designated Employee’s responsibility to provide the Chief Compliance Officer with such information.

Designated Employees may not open new trading accounts without the prior approval of the Chief Compliance Officer.  Absent special circumstances, the Chief Compliance Officer does not expect to approve new accounts with a brokerage firm unless Avenue will receive Personal Account transaction confirmations and holdings statements electronically from such broker.

9.	Exceptions

The reporting procedures in Section 8 above do not apply to accounts over which a Designated Employee has granted a third party investment discretion, as described in Section 3 of the Code of Ethics.  In addition, any trustee or director of a Registered Fund, as the case may be, that is not an interested person of such Registered Fund (a “Disinterested Trustee”) need not follow the reporting procedures described above.  A Disinterested Trustee that is an Access Person need only report a transaction in a security in a quarterly transaction report if such Disinterested Trustee, at the time of that transaction, knew or, in the ordinary course of fulfilling his or her official duties as a trustee of a Registered Fund, should have known that, during the 15-day period immediately before or after the date of the transaction by the trustee, such security was purchased or sold by the Fund or the purchase or sale of such security was being considered by the Fund or the Adviser.

10.	Sanctions

Violations of the Code of Ethics may result in disgorgement of profits, monetary and other penalties, censure, suspension or termination of employment.  Failing to comply

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with the Code of Ethics may also violate federal and state laws.  Concerns about potential violations of the Code of Ethics should be reported immediately to the Chief Compliance Officer.

11.	Reports to Boards of Trustees of each Registered Fund and of the Registered VK Fund (the “Boards”)

No less frequently than annually, (i) each Registered Fund’s Chief Compliance Officer, on behalf of the Registered Fund, and the respective Registered Fund Adviser must each furnish to such Registered Fund’s Board and (ii) the Avenue adviser to the Registered VK Fund must furnish to the Registered VK Fund’s Board, and the Boards must consider, a written report that:

•
describes any issues arising under the Code of Ethics or procedures since the last report to such Board, including, but not limited to, information about material violations of the Code of Ethics or procedures and sanctions imposed in response to the material violations; and

•
certifies that a Registered Fund, Registered VK Fund or the Registered Fund Adviser or the Registered VK Fund’s adviser, as applicable, has adopted procedures reasonably necessary to prevent Access Persons from violating the Code of Ethics.

12.	Recordkeeping

The Chief Compliance Officer will arrange for records to be maintained relating to compliance with the Code of Ethics as follows:

•	a copy of the Code of Ethics and amendments thereto;

•	a record of any violation of the Code of Ethics and any action taken as a result of the violation;

•	a record of all written acknowledgments by each Employee that she/he has received the Code of Ethics and any amendments thereto;

•	Record of all persons (within the last 5 years) required to make reports under the Code of Ethics;

•	Code of Ethics reports;

•	Records of decision (and supporting reasons) to allow persons covered by the Code of Ethics to purchase securities;

•	A record of each brokerage statement provided by Designated Employees (or each transaction and holdings report made by Employees in lieu of such brokerage statements); and

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•	A record of the person(s) responsible for reviewing the reports and, if applicable, any reports provided to a Registered Fund’s Board.

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